Assisted Living Concepts, Inc.

2008 ANNUAL REPORT



Notice of Annual Meeting
Proxy Statement
Form 10-K

Financial Highlights
(In thousands, except per share data)

	2008	2007	2006
Revenues	$ 234,085	$ 229,347	$ 231,148
Income from operations	$ 29,835	$ 32,582	$ 28,459
Net income from continuing operations before non-recurring charges noted below	$ 14,323	$ 17,214	$ 16,400
Non-recurring charges:			
Transaction costs (net of tax benefits)	—	35	3,942
Impairment of long-lived assets (net of tax benefits)	—	—	1,923
Loss from discontinued operations (net of tax benefits)	—	—	1,526
Net Income	$ 14,323	$ 17,179	$ 9,009
Diluted earnings per share before non-recurring charges	$ 0.23	$ 0.25	$ 0.23
Non-recurring charges per diluted share	—	—	(0.10)
Diluted earnings per share	$ 0.23	$ 0.25	$ 0.13
Adjusted EBITDA*	$ 49,026	$ 50,280	$ 53,021
Adjusted EBITDAR*	$ 68,926	$ 64,590	$ 67,312
Weighted average diluted shares outstanding	63,084	68,863	70,205
Balance Sheet Data:			
Cash and cash equivalents	$ 19,905	$ 14,066	$ 19,951
Total assets	$ 498,621	$ 476,241	$ 447,340
Total debt	$ 156,282	$ 129,719	$ 90,636
Shareholders' equity	$ 279,739	$ 294,534	$ 316,838

Census Highlights
(All continuing residences**)

	2008	2007	2006
Average Occupied Units by Payer Source:			
Private	5,527	5,297	5,058
Medicaid	728	1,357	1,991
Total	6,255	6,654	7,049
Percent of Occupancy by Payer Source:			
Private	88.4%	79.6%	71.8%
Medicaid	11.6%	20.4%	28.2%
Percent of Revenue by Payer Source:			
Private	91.7%	85.0%	78.8%
Medicaid	8.3%	15.0%	21.2%
Average Revenue by Occupied Unit Day by Payer Source:			
Private	$ 106.15	$ 100.61	$ 96.01
Medicaid	$ 72.61	$ 69.11	$ 65.77
Combined	$ 102.24	$ 94.19	$ 87.47
Occupancy Percentage	68.9%	79.1%	85.2%

* See reconciliation of non-GAAP measures in the attached Annual Report on Form 10-K

** Continuing residences in 2006 include all residences except (i) two freestanding residences and an additional 129 assisted living units contained in skilled nursing facilities that were retained by Extendicare Inc. and (ii) residences classified in the financial statements as discontinued operations.

CORPORATE PROFILE

Assisted Living Concepts, Inc. (NYSE: ALC) is a national provider of assisted living services in the United States. At December 31, 2008, we operated 216 assisted living communities in 20 states with capacity for more than 9,100 residents. Our residences typically consist of 40 to 60 units and offer our residents a helpful, home-like setting.

Our assisted living residences are designed for seniors who seek housing with supportive care and services, including assistance with activities of daily living, housekeeping, and restaurant style dining. Residents may move into our communities for purposes of socialization, additional health and wellness oversight, or assistance with activities of daily living.

Our residences are purpose-built to meet the special needs of seniors and are typically located in targeted, middle-market suburban communities that are selected on the basis of a number of demographic and competitive factors, including the size of the target resident population. We own 153 of our residences and lease the remaining under long-term leases, giving us significant operational flexibility with respect to our properties.

ALC RESIDENCES

(as of January 1, 2009)

	Owned		Leased from Others		Total Residences Under Operation	
	Number	Resident Capacity	Number	Resident Capacity	Number	Resident Capacity
Texas	27	1,077	14	563	41	1,640
Indiana	21	869	2	78	23	947
Washington	13	588	8	308	21	896
Ohio	15	583	5	191	20	774
Oregon	11	382	8	276	19	658
Wisconsin	12	657	-	-	12	657
Iowa	6	415	1	35	7	450
Pennsylvania	10	376	1	39	11	415
Arizona	7	324	2	76	9	400
South Carolina	6	234	3	160	10	394
Idaho	5	196	4	148	9	344
Nebraska	5	168	4	156	9	324
New Jersey	5	195	3	117	8	312
Georgia	-	-	5	290	5	290
Louisiana	4	173	-	-	4	173
Alabama	-	-	1	164	1	164
Michigan	4	157	-	-	4	157
Minnesota	1	60	-	-	1	60
Kentucky	1	55	-	-	1	55
Florida	-	-	1	44	1	44
Total	153	6,509	63	2,645	216	9,154

2008 MESSAGE TO SHAREHOLDERS

Assisted Living Concepts, Inc. continued to successfully transition its resident mix in 2008. By the fourth quarter of 2008 we achieved 93% of our revenues from private pay sources. Considering only three years ago that same number was 70%, we are pleased with the progress of our strategy. However, this transition has come with some cost. The timing of our exit from the Medicaid programs coincided with an economic recession and extreme tightening of credit markets. The combined impact of these events has put what we believe to be a temporary strain on our overall census. Prudent management of leverage and careful attention to the expense side of our business has us in an enviable position in the assisted living industry from both a capitalization and operating margin perspective. We remain well positioned to endure the economic downturn and are poised to take advantage of an eventual economic recovery. And we continue to believe that our strategy of increasing private pay occupancy will benefit our shareholders, staff and residents in the long-run. It is, however, not without inherent challenges and with additional external economic pressure, we could see a further delay in getting our private pay occupancy to national averages. The ALC team continues to be devoted to bringing in and retaining more residents and has continued to post strong margins through this transition that offers a glimpse of the potential for profitability improvement. Through our expansion plans, improvement in private pay mix, and commitment to serving our residents, we believe we are well positioned for the upcoming years.

Strong Financial Results

Our financial results for 2008 reflect our continuing efforts to strengthen our revenue base by shifting from Medicaid residents to higher paying private pay residents. We have increased our revenues derived by means of private pay residents from 70% in 2005 to 93% by the fourth quarter of 2008. Average private pay occupancy in 2008 on an overall basis increased by 230 units over 2007. The increase resulted from the addition of 528 occupied private pay units from acquisitions completed in July 2007 and January 2008, partially offset by a reduction of a total of 298 private pay occupied units in our same residence portfolio and in the acquisitions since their respective dates of acquisition. We believe that the implementation of our strategy to reduce the number of units available to Medicaid residents combined with deteriorating conditions in the general economy were major factors in the decline in private pay occupancy in 2008. We believe that the reduction resulted from a combination of factors, including:

- private pay residents who left our residences because they could no longer rollover from private pay into Medicaid programs;
- residents' inability to obtain necessary funds from the sale of their homes or other investments; and
- the increased ability and willingness of other family members to provide care at home.

We plan to continue our focus on growing our private payer mix while also increasing our overall occupancy. In 2008, we increased overall revenues by 2.1% over the prior year and delivered excellent adjusted EBITDA[1] and adjusted EBITDAR[1] margins in 2008, reaching 20.9% and 29.4%, respectively. For 2008, our net income was $14.3 million compared to net income of $17.2 million in 2007. Our decline in net income primarily resulted from increases in rent and interest expense. In 2008, our average occupancy rate for all residences was 68.9% and the average consolidated daily rate for rent and services was $102.24 per unit.

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[1] See reconciliation of non-GAAP measures in the attached Annual Report on Form 10-K.

Business Strategy

Our business strategy continues to focus on growing revenues and operating income. The principal elements are:

- Increasing the overall size and attractiveness of our portfolio through building additional capacity, refurbishing existing residences, and making acquisitions:
  - We completed approximately 80 units in our expansion program and expect an additional 320 units to come on line in 2009.
  - Effective January 1, 2008, we acquired the operations of Cara Vita, consisting of eight leased assisted living residences and a total of 541 units. Five of the residences are located in Georgia, and one each in South Carolina, Alabama and Florida.
  - We temporarily closed, refurbished and reopened two residences in Arizona consisting of 98 units. We also temporarily closed a 50 unit residence in Texas which we plan to refurbish and announced that we expect to temporarily close and refurbish three other residences consisting of 109 units in Oregon. We may temporarily close and refurbish other residences from time to time.

- Increasing our occupancy rate and the percentage of revenue derived from private pay sources:
  - In 2008, we substantially improved our private pay mix, increasing from 85% of revenues in 2007 to 92% in 2008.
  - Because private pay rates generally exceed those offered through Medicaid programs by 25% to 35% and because of the many challenges of operating under the Medicaid system, we continued to actively reduce the number of units available to Medicaid programs. This effort will enable us to continue to provide high quality programs and services for our residents, reinvest in our properties, and provide valuable employment opportunities for our staff.

- Applying operating efficiencies achievable from owning a large number of assisted living residences.
  - The senior living industry is large and fragmented and characterized by many small and regional operators. According to figures available from the American Seniors Housing Association and the National Investment Center for the Seniors Housing and Care Industry, the five largest operators of senior living residences measured by total resident capacity service only 14% of total capacity. We leverage the efficiencies of scale achieved through the consolidated purchasing power of our residences and the management systems developed through operating a large number of residences to lower our operating costs.

Corporate Governance

We will earn our investor's trust through integrity and maintain it through transparency. I assure you that our management team and Board of Directors are committed to meeting best practices in corporate governance and disclosure and promoting a culture of professional and corporate integrity throughout Assisted Living Concepts.

Our Board monitors industry developments and evolving best practices, and reviews and amends its policies to reflect rising standards. We currently meet all required guidelines of the New York Stock Exchange and expect to remain compliant in the future.

Acknowledgements

We are pleased with our progress in 2008 and, despite economic headwinds, remain optimistic for a successful 2009. We look forward to the challenges that lie ahead and are committed to carrying out our business strategy in 2009 and beyond.

Our energetic management team has demonstrated its talents by executing our strategy and delivering positive results. Our success depends on the efforts of all our employees who perform such a valuable job in taking care of our residents and I thank them for their dedication and commitment. Together we are positioning Assisted Living Concepts for enhanced future performance. Investments in recruitment, training and development are consequently a top priority. We have always fostered an entrepreneurial spirit to drive profitable growth and we will continue to do so. We are confident our focused approach will deliver strong value to our shareholders.

On behalf of our management team, I extend our gratitude to our residents and their families for entrusting their care to us. Through enhanced service offerings, a customer oriented service culture, and aesthetically pleasing quality environments, we look forward to maintaining their approval and attracting new residents into our communities to experience how life can be easier at Assisted Living Concepts.

As well, thank you to our Board of Directors and shareholders for your continued support and confidence.

Laurie A. Bebo
President and Chief Executive Officer

ASSISTED LIVING CONCEPTS, INC.

W140 N8981 Lilly Road
Menomonee Falls, Wisconsin 53051

NOTICE OF ANNUAL MEETING

PROXY STATEMENT

ASSISTED LIVING CONCEPTS, INC.
W140 N8981 Lilly Road
Menomonee Falls, Wisconsin 53051

Notice of Annual Meeting

Proxy Statement

ASSISTED LIVING CONCEPTS, INC.
W140 N8981 Lilly Road
Menomonee Falls, Wisconsin 53051
(262) 257-8888

NOTICE OF ANNUAL MEETING

The annual meeting of stockholders of Assisted Living Concepts, Inc. ("ALC") will be held at W140 N8981 Lilly Road, Menomonee Falls, Wisconsin on Thursday, April 30, 2009 at 4:00 p.m. central time for the following purposes:

1. To elect nine persons nominated by the Board of Directors to ALC's Board of Directors; and

2. To transact such other business as may properly come before the annual meeting or any adjournments or postponements of the annual meeting.

Stockholders of record of ALC's Class A Common Stock and Class B Common Stock at the close of business on March 20, 2009, are entitled to notice of and to vote at the annual meeting and any adjournments or postponements of the annual meeting. A list of stockholders entitled to vote will be available at the annual meeting for inspection by any stockholder for any purpose germane to the annual meeting.

Whether or not you plan to attend the annual meeting, please take the time to vote your shares by promptly completing, signing, dating and mailing the proxy card in the postage-paid envelope provided (or, if applicable, by following the instructions supplied to you by your bank or brokerage firm for voting by telephone or via the Internet).

By Order of the Board of Directors,

Eric B. Fonstad
Senior Vice President, General Counsel and Secretary

Menomonee Falls, Wisconsin
April 3, 2009

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to be Held on April 30, 2009 – the Proxy Statement and 2008 Annual Report are available under the heading "Annual Reports and Proxy Statements" in the "Investor Relations" section at www.alcco.com

ASSISTED LIVING CONCEPTS, INC.

W140 N8981 Lilly Road
Menomonee Falls, Wisconsin 53051
(262) 257-8888

PROXY STATEMENT

INTRODUCTION

This proxy statement is furnished beginning on or about April 3, 2009 in connection with the solicitation of proxies by the Board of Directors of Assisted Living Concepts, Inc. ("ALC"), a Nevada corporation, for use at the annual meeting of stockholders to be held at W140 N8981 Lilly Road, Menomonee Falls, Wisconsin on Thursday, April 30, 2009 at 4:00 p.m. central time and at any adjournments or postponements of the annual meeting.

On November 10, 2006, ALC became an independent, publicly traded company with its Class A Common Stock listed on the New York Stock Exchange when the separation of ALC from its parent company, Extendicare Inc., pursuant to a distribution of ALC's Class A and Class B common stock to the holders of Extendicare Inc. subordinate and multiple voting shares, was effected pursuant to a Plan of Arrangement filed with and approved by the Ontario Supreme Court of Justice. Extendicare Inc. was then converted to Extendicare REIT, a Canadian Real Estate Investment Trust.

Effective March 16, 2009, ALC implemented a one for five reverse stock split of its Class A common stock, par value $0.01 per share ("Class A Common Stock"), and Class B common stock, par value $0.01 per share ("Class B Common Stock"). All share amounts and per share prices in this proxy statement have been adjusted to reflect this reverse stock split.

Proxies

Properly signed and dated proxies received by ALC's Secretary prior to or at the annual meeting will be voted as instructed on the proxies or, in the absence of such instruction, FOR the election to the Board of Directors of the persons nominated by the Board and in accordance with the best judgment of the persons named in the proxy on any other matters which may properly come before the annual meeting.

The Board of Directors has appointed an officer of Computershare Trust Company, Inc., transfer agent for the Class A Common Stock and the Class B Common Stock, to act as an independent inspector at the annual meeting.

Record Date, Class A and Class B Shares Outstanding, and Voting

Stockholders of record of either Class A or Class B Common Stock at the close of business on the record date, March 20, 2009, are entitled to vote on all matters presented at the annual meeting. Each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes. As of the record date, there were 10,315,573 shares outstanding of Class A Common Stock and 1,560,553 shares outstanding of Class B Common Stock.

Holders of a majority in total voting power of Class A Common Stock and Class B Common Stock entitled to vote at the annual meeting, voting together without regard to class and represented in person or by proxy, constitute a quorum. Under ALC's bylaws, if a quorum is present, the election of directors is decided by a plurality of the votes cast. For this purpose, "plurality" means that the individuals receiving the largest number of votes are elected as directors, up to the maximum number of directors to be chosen at the election. Consequently, any shares not voted at the annual meeting, whether due to abstentions, broker non-votes or otherwise, will have no impact on the election of directors (assuming a quorum is present).

The independent inspector will count the votes. Abstentions are considered as shares represented and entitled to vote. Broker or nominee "non-votes" on a matter are not considered as shares represented and entitled to vote on that matter, but do count toward the quorum requirement.

If less than a majority of voting power of either the Class A Common Stock and the Class B Common Stock voting together without regard to class is represented at the annual meeting, the chairman of the meeting or holders of a majority of the votes entitled to be cast by the stockholders who are present in person or by proxy may adjourn the annual meeting from time to time without further notice.

If your shares are registered in your name, you may vote them by completing and signing the accompanying proxy card and returning it in the enclosed envelope before the annual meeting.

If your shares are registered in the name of a bank or brokerage firm ("street name"), you may be eligible to vote your shares electronically via the Internet or by telephone. A large number of banks and brokerage firms are participating in the Broadridge Financial Solutions, Inc. (formerly ADP Investor Communication Services) online program. This program provides eligible stockholders the opportunity to vote via the Internet or by telephone. If your bank or brokerage firm is participating in Broadridge's program, your voting form will provide instructions.

Telephone and Internet voting procedures, if available, are designed to authenticate stockholders' identities, to allow stockholders to give their voting instructions, and to confirm that their instructions have been properly recorded. Stockholders voting via the Internet should understand that there might be costs that they must bear associated with electronic access, such as usage charges from Internet access providers and telephone companies.

Written ballots will be available from ALC's Secretary before the annual meeting commences. A stockholder whose shares are held in the name of a bank, broker or other holder of record must obtain a proxy, executed in such stockholder's favor, from the record holder in order for such stockholder to vote such shares in person at the annual meeting. Stockholders who send in their proxy cards and also attend the annual meeting do not need to vote again unless they wish to revoke their proxies.

Any stockholder (other than stockholders holding shares in "street name") giving a proxy may revoke it at any time before it is exercised by delivering notice of such revocation to ALC's Secretary in open meeting or in writing by filing with ALC's Secretary either a notice of revocation or a duly executed proxy bearing a later date. Presence at the annual meeting by a stockholder who has returned a proxy does not itself revoke the proxy. If you have given voting instructions to a broker, nominee, fiduciary or other custodian that holds your shares in "street name," you may revoke those instructions by following the directions given by the broker, nominee, fiduciary or other custodian.

ELECTION OF DIRECTORS

Nominees

The following table shows certain information, including principal occupation and recent business experience, for each of the individuals nominated by the Board of Directors for election at the annual meeting. All of the nominees are presently ALC directors whose current terms expire in 2009 and who have been nominated to serve as directors until the 2010 annual meeting and until their respective successors are elected and qualified.

If any of the nominees becomes unable or unwilling to serve, then the proxies will have discretionary authority to vote for substitute nominees. The Board of Directors has no reason to believe that any of the nominees will be unable or unwilling to serve.

Name		**Director Since**
Laurie A. Bebo	President and Chief Executive Officer of ALC since 2006. From 1999 to 2006, Ms. Bebo held a variety of management positions with Extendicare Health Services, Inc., including: Vice President Sales & Marketing; Vice President Assisted Living Operations; Area Vice President Wisconsin/Minnesota; and Area Vice President Ohio. From 1995 to 1999, Ms. Bebo was employed by Living Centers of America (Amerra & Mariner Post Acute Network) as Vice President Operations, Vice President Sales & Marketing, and Regional Sales Manager. Ms. Bebo serves as an Executive Board Member of Assisted Living Federation of America and on the Managers' Board of Newton Falls Fine Paper Company, LLC. She is 38.	2007
Alan Bell	From September 2004 to present, corporate partner of the Canadian law firm Bennett Jones LLP specializing in mergers and acquisitions, private and public financing, and corporate governance. Prior to September 2004, he was a corporate partner in the Canadian law firm Blake, Cassels & Graydon LLP. He is 60.	2006
Jesse C. Brotz	Mr. Brotz has a Bachelor of Science in Economics and Psychology from Brown University. From 1996 to 1998, he was a Senior Research Analyst for The Economics Research Group, Inc. (now Lexecon, Inc.), a Cambridge, Massachusetts consulting firm. Since leaving Lexecon, Mr. Brotz has been building custom furniture and is currently working as a Journeyman Cabinetmaker. Mr. Brotz has been a director of Scotia Investments Limited since 2004 and is currently a member of the Audit and Corporate Governance/Human Resources committees of the board of directors of Scotia Investments Limited. He is 35.	2007
Derek H.L. Buntain	President of The Dundee Merchant Bank, a Cayman Islands private bank offering banking services to international clients, President, Chief Executive Officer of Dundee Offshore Services Ltd. (investment counsel), and Chairman of the Dundee Leeds Group of Companies. Prior to November 10, 2006, Mr. Buntain was a director of Extendicare Inc. Mr. Buntain also serves as a director of the following companies: CencoTech Inc., Dundee Precious Metals Inc., Eurogas Corporation, Eurogas International Inc., High Liner Foods Incorporated, and Natunola Health Biosciences Inc. He is 68.	2006
David J. Hennigar	Chairman of the Board of Directors. Prior to November 10, 2006, he was Chairman of Extendicare Inc. Mr. Hennigar also is Chairman of Annapolis Group Inc. (a private holding company in real estate development and environmental collections and remediation), High Liner Foods Incorporated (a public value-added food processing company), and Aquarius Coatings Inc. (a public company in paint manufacturing), as well as Chairman and CEO of Landmark Global Financial Corporation (a public investment and management company). In addition, Mr. Hennigar serves as lead trustee of Crombie Real Estate Investment Trust and as a director of the following public companies: MedX Health Corp., Natunola Health Biosciences Inc., SolutionInc Technologies Limited, and VR Interactive Corporation. He is a director of a number of private companies, including Minas Basin Holdings Limited and Scotia Investments Limited. He is 69.	2006

Name		Director Since
Malen S. Ng	Chief Financial Officer of the Workplace Safety and Insurance Board of Ontario from 2003 until her retirement in November 2008. Prior to November 10, 2006, she was a director of Extendicare Inc. From 1975 to 2002, Ms. Ng was employed by Ontario Hydro and its successor, Hydro One Inc. (the largest electricity delivery company in Ontario), where she occupied several executive positions. Ms. Ng is a director of Empire Company Limited (a Canadian company whose key businesses include food retailing and related real estate), Sobeys Inc., and Sunnybrook Health Sciences Centre. She is 57.	2006
Melvin A. Rhinelander	Vice Chair of the Board of Directors. Prior to November 10, 2006, he was the President and Chief Executive Officer of Extendicare Inc. as well as the Chairman and Chief Executive Officer of Extendicare Health Services, Inc., a wholly-owned subsidiary of Extendicare Inc. Following November 10, 2006, Mr. Rhinelander ceased being an employee of Extendicare Inc. and Extendicare Health Services, Inc., but remained on the Board of Directors of Extendicare REIT as Vice Chairman until December 2008 and Chairman thereafter. He also serves as a director of Empire Company Limited (a Canadian company whose key businesses include food retailing and related real estate). Mr. Rhinelander joined the Extendicare group of companies in 1977 and served in a number of senior positions. He was appointed Chief Executive Officer of Extendicare Inc. in August 2000 following his appointment as President in August 1999. He is 59.	2006
Charles H. Roadman II, MD	Retired President and Chief Executive Officer of the American Health Care Association (1999 to 2004) and the former Surgeon General of the U.S. Air Force (1996 to 1999). Prior to November 10, 2006, he was a director of Extendicare Inc. Dr. Roadman serves as a director and advisor on a number of private corporate boards and associations. He is 65.	2006
Michael J. Spector	Retired Chair and Managing Partner, Quarles & Brady LLP, a Milwaukee Wisconsin headquartered law firm with approximately 440 attorneys in six cities. Mr. Spector joined Quarles & Brady in 1966 and served as a member of its Executive Committee from 1976 to 2002, as Chair of the Executive Committee from 1987 to 2002, and as Managing Partner from 1999 to 2002. His practice focused primarily on business counseling and general school law representation, including related litigation and collective bargaining. Mr. Spector is a member of the University of Wisconsin System Board of Regents and Executive Director of the United States Law Firm Group, Inc. He is 69.	2007

ALC's bylaws require that any nominations by stockholders of persons for election to the Board of Directors at the annual meeting must have been received by the Secretary by March 16, 2009. As no notice of such other nomination was received, no other nominations for election to the Board of Directors may be made by stockholders at the annual meeting.

Independence

ALC's Board of Directors has affirmatively determined that all of ALC's directors other than Ms. Bebo and Mr. Rhinelander are "independent" as defined in the corporate governance standards of the New York Stock Exchange. Ms. Bebo and Mr. Rhinelander are not considered to be independent because Ms. Bebo is currently ALC's President and Chief Executive Officer and Mr. Rhinelander was an ALC officer within the last three years.

The Board considered the relationship of Mr. Bell and the law firm of Bennett Jones LLP to ALC and determined that relationship did not interfere with the exercise of his independent judgment and independence from the management of ALC. ALC has not used the services of Bennett Jones LLP since 2006. The Board considered the relationship of Mr. Spector and the law firm of Quarles & Brady LLP, which provides legal services to ALC, and determined that Mr. Spector's relationship as a retired partner of that firm does not interfere with the exercise of his independent judgment and independence from the management of ALC.

The Board also considered the relationship of Mr. Hennigar and Mr. Brotz to ALC through their association with Scotia Investments Limited, which owns the majority of the Class B Common Stock and controls approximately 53% of the voting power of stockholders, as well as the familial relationship between Mr. Hennigar and Mr. Brotz, and determined that neither the association with Scotia Investments Limited or the familial relationship interferes with the exercise by either Mr. Hennigar or Mr. Brotz of his independent judgment and independence from the management of ALC.

Meetings

ALC's Board of Directors held five in-person meetings and one telephonic meeting in 2008. Each director attended at least 75% of the meetings of the Board of Directors and committees on which he or she serves. It is ALC's policy that directors use their best efforts to attend (either in person or by telephone) all Board of Directors, committee, and annual and special stockholders' meetings. All ALC directors attended the 2008 annual stockholders' meeting.

ALC directors have an opportunity to meet in executive session without management at the end of each regularly scheduled Board of Directors meeting. The Chairman presides at executive sessions. ALC's Board of Directors annually conducts an assessment of its performance and effectiveness.

Committees

The Board of Directors has three standing committees: an Audit Committee, a Compensation/ Nomination/Governance Committee and an Executive Committee. The committee charters are available on ALC's website, www.alcco.com. Committee members have an opportunity to meet in executive session without management at the end of each regularly scheduled Committee meeting.

Audit Committee and Audit Committee Financial Expert. The Audit Committee met four times in 2008. Current members are Ms. Ng (Chair), Mr. Bell, Mr. Brotz, Mr. Buntain and Dr. Roadman. The Board of Directors has determined that each of the members of the Audit Committee is "independent," as defined in the corporate governance listing standards of the New York Stock Exchange and Rule 10A-3 under the Securities Exchange Act of 1934 relating to audit committees. In considering Mr. Brotz's "independence" under Rule 10A-3, the Board of Directors noted that Mr. Brotz neither receives compensation for services (other than normal director's fees) from nor is he a 10% owner of either ALC or Scotia Investments Limited. The Board also has determined that all members of the Audit Committee are financially literate and that Ms. Ng qualifies as an "audit committee financial expert" as defined by the Securities and Exchange Commission.

The Audit Committee exercises the powers of the Board of Directors in connection with ALC's accounting and financial reporting practices, and provides a channel of communication between the Board of Directors and ALC's internal audit function and independent registered public accountants. The Audit Committee annually reviews its charter and performs an evaluation of its performance and effectiveness.

Compensation/Nomination/Governance Committee. The Compensation/Nomination/Governance Committee held three in-person meetings and one telephonic meeting in 2008. Current members are Mr. Buntain (Chair), Mr. Bell and Mr. Spector. The Committee recommends nominees for ALC's Board of Directors and reviews qualifications, compensation and benefits for the Board of Directors and other matters relating to the Board. The Committee also establishes compensation for the officers of ALC, administers ALC's benefit plans for officers and employees, reviews and recommends officer selection, responds to SEC requirements on

Compensation Committee reports, and performs other functions relating to officer succession and compensation. The Committee annually reviews its charter and performs an evaluation of its performance and effectiveness.

The Compensation/Nomination/Governance Committee has full authority to consider and determine executive compensation and to evaluate and to make recommendations to the full Board with respect to the appropriate level of director compensation. The Committee may form subcommittees for any purpose and may delegate to such subcommittees such power and authority as the Committee deems appropriate, provided that each subcommittee has at least two members and that no subcommittee is granted any power or authority that by law is required to be exercised by the Committee as a whole. As of the date of this proxy statement, the Committee had not formed subcommittees. The chair of the Committee confers with the Board chair and vice chair with regard to executive compensation matters. In addition, the Chief Executive Officer makes recommendations to the chair of the Committee from time to time regarding executive compensation.

The Board of Directors has delegated the identification, recruitment and screening of director candidates for stockholder election to the Compensation/Nomination/Governance Committee. In identifying and evaluating nominees for director, the Committee seeks to ensure that the Board of Directors possesses, in the aggregate, the strategic, managerial, and financial skills and experience necessary to fulfill its duties and to achieve its objectives, and seeks to ensure that the Board of Directors is composed of directors who have broad and diverse backgrounds and possess knowledge in areas that are of importance to ALC. The Committee evaluates each candidate on a case-by-case basis, regardless of who recommended the candidate, based on the director expectations and qualifications set forth in ALC's Corporate Governance Guidelines which are available on ALC's web site at: www.alcco.com.

In looking at the qualifications of each candidate to determine if his or her election would further the goals described above, the Committee assesses a candidate's independence, as well as the candidate's background and experience and the current Board's composition. ALC endeavors to have a Board representing diverse experience at policy-making levels in areas that are relevant to ALC's business. With respect to incumbent directors selected for reelection, the Committee also assesses the director's contributions, attendance record, and the suitability of continued service. In addition, individual directors and any person nominated to serve as a director must possess the following minimum qualifications and devote an adequate amount of time to the effective performance of director duties:

(i) Integrity. – Directors should demonstrate high ethical standards and integrity in their personal and professional dealings and be willing to act on their decisions.

(ii) Informed Judgment. – Directors should take care that they are fully informed and that they act at all times in a prudent, timely and reasonable manner.

(iii) Financial Literacy. – Directors should be financially literate. They should know how to read a balance sheet, income statement and cash flow statement and understand the use of financial ratios and other indices for evaluating ALC's performance.

(iv) Cooperative Approach. – Directors should approach each other assertively, responsibly and supportively and raise difficult questions in a manner that encourages open discussion.

(v) Record of Achievement. – Directors should have a record of attainment that reflects high standards for themselves and others and should have background and experience that adds value to the skill set of the Board as a whole.

(vi) Loyalty. – Directors must not have any undisclosed conflicts of interest with ALC and must act in good faith and consistent with their duties of due care, loyalty, and candor.

(vii) Independent Oversight. – Directors must act at all times with the cooperative independence of thought and action and with the leadership skills needed to fulfill their oversight responsibilities.

The Committee assesses the performance of each director whose term is expiring to determine whether he or she should be nominated for re-election. The Committee may retain resources including director search firms to assist in the identification, recruitment and screening of director candidates. The Committee will consider persons recommended by stockholders to become nominees for election as directors. Stockholders should send their written recommendations for director nominees to the Committee in care of the Secretary of ALC, together with appropriate biographical information concerning each proposed nominee.

ALC's bylaws set forth certain requirements for stockholders wishing to nominate director candidates directly for consideration by the stockholders. With respect to an election of directors to be held at an annual meeting, a stockholder must, among other things, give notice of the intent to make such a nomination to the Secretary of ALC in advance of the meeting in compliance with the terms and within the time period specified in ALC's bylaws. Pursuant to these requirements, a stockholder must give a written notice of intent to the Secretary of ALC not less than 50 days or more than 75 days prior to the first annual anniversary of the immediately preceding annual meeting. Accordingly, to bring a nomination before the 2010 Annual Meeting, the nomination must be received by the Secretary between February 14, 2010, and March 11, 2010.

Executive Committee. The Executive Committee held two telephonic meetings in 2008. Current members are Mr. Hennigar (Chair), Mr. Rhinelander, Mr. Buntain and Mr. Spector. The Executive Committee may exercise the full authority of the Board of Directors in the management of the business affairs of ALC to the extent permitted by law or not otherwise limited by the Board of Directors.

Governance Documents

ALC's Code of Business Conduct; Code of Ethics for CEO and Senior Financial Officers; Corporate Governance Guidelines; and Audit Committee, Compensation/Nomination/Governance Committee, and Executive Committee charters are available on ALC's web site at: www.alcco.com. These documents are also available in print upon written request to the Secretary, Assisted Living Concepts, Inc., W140 N8981 Lilly Road, Menomonee Falls, Wisconsin 53051.

Communications

Stockholders and other interested parties may communicate with the Board of Directors (or a specific director) by writing to: Board of Directors, c/o Secretary, Assisted Living Concepts, Inc., W140 N8981 Lilly Road, Menomonee Falls, Wisconsin 53051. The Secretary will ensure that these communications (assuming they are properly marked to the Board of Directors or to a specific director) are delivered to the Board of Directors or the specified director, as the case may be.

Director Compensation

The following table sets forth information regarding compensation paid by ALC to our non-employee directors during 2008. The "Stock Awards", "Non-Equity Incentive Plan Compensation" and "Change in Pension Value and Nonqualified Deferred Compensation Earnings" columns of the table have been deleted from the table because there were no stock awards, non-equity incentive plan compensation, pension values, or deferred compensation earnings for directors during 2008. Ms. Bebo receives no additional compensation for her service as a director.

Director Compensation for Fiscal 2008

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)(1)	All Other Compensation ($)	Total ($)
Alan Bell	35,500	12,354	*	47,854
Jesse C. Brotz	30,500	12,354	*	42,854
Derek H.L. Buntain	46,000	12,354	*	58,354
David J. Hennigar	96,000	12,354	*	108,354
Malen S. Ng	45,500	12,354	*	57,854
Melvin A. Rhinelander	61,000	12,354	*	73,354
Charles H. Roadman II, MD	27,500	12,354	*	39,854
Michael J. Spector	35,500	12,354	*	47,854

* Perquisites were less than the disclosure threshold of $10,000 in the aggregate.

Notes

(1) Represents the dollar amount recognized for financial statement reporting purposes with respect to 2008 in accordance with FAS 123R of 4,000 tandem stock options/stock appreciation rights approved on May 5, 2008, with a grant date of May 7, 2008, to each non-employee director with an exercise price of $32.10 which become exercisable in annual one third increments beginning May 5, 2009, and expire five years from the grant date and all of which were outstanding as of the end of 2008. The Black-Scholes option value model was used to estimate the grant date fair value of the tandem stock option/stock appreciation rights. The following assumptions were used in this calculation: (i) a risk free rate of 3.15% equal to the five year U.S. Treasury yield in effect on the grant date; (ii) an expected life of five years based on the expected exercise behavior of option holders: (iii) expected volatility of 45.8% based on the volatility of ALC's Class A common stock since the stock began trading on November 10, 2006; (iv) no dividend yield; and (v) forfeitures rate estimated at 0 percent. This calculation results in a fair value of the tandem stock option/stock appreciation rights at the date of grant of $14.15 per share.

Directors who are not employees of ALC are paid an annual retainer of $15,000 per year, a fee of $1,500 for each Board and committee meeting they attend, and $500 for each telephonic Board or committee meeting they attend. In addition, the annual retainer for the Board chairman is $50,000 and the annual retainer for the vice chairman is $25,000. The annual retainer for the chair of the Audit Committee is an additional $15,000 and the annual retainer for the other committee chairs is an additional $10,000. On May 5, 2008, grants were approved to each non-employee director of 4,000 tandem stock options/stock appreciation rights that become exercisable in annual one third increments beginning May 5, 2009, and which have an exercise price of $32.10, the closing price of our Class A Common Stock on the New York Stock Exchange on May 7, 2008, the second business day following release of quarterly financial results. Non-employee directors may receive yearly grants of additional stock-based awards, as determined by the full Board of Directors, and are reimbursed for expenses incurred in connection with attending Board and committee meetings.

STOCK OWNERSHIP OF MANAGEMENT AND OTHERS

The following table lists beneficial ownership of Class A Common Stock and Class B Common Stock by: any person known to ALC to own beneficially more than 5% of either class; each nominee for director; each of our directors; our principal executive officer, principal financial officer, and each of our other executive officers (collectively, the "named executive officers"); and all of our executive officers and directors as a group. Except as otherwise indicated below, each stockholder listed below has sole voting and investment power with respect to the shares beneficially owned by such person. The rules of the Securities and Exchange Commission consider a person to be the "beneficial owner" of any securities over which the person has or shares voting power or investment power, or any securities as to which the person has the right to acquire, within 60 days, such sole or shared power. The number of shares set forth for directors, director nominees, and named executive officers are reported as of March 20, 2009. Amounts for 5% stockholders are as of the date such stockholders reported such holdings in filings under the Securities Exchange Act of 1934 unless more recent information was provided prior to the printing of this proxy statement.

	Number of Shares Owned		**Assuming Full Conversion**[1]	**Percentage of Issued Shares**		**Percent of Total Votes**	
Name of Beneficial Owner	**Class A**	**Class B**	**Class A**	**Class A**	**Class B**	**No Conversion**	**If Fully Converted**[1]
5% Beneficial Holders:							
Morgan Stanley, 1585 Broadway, New York, NY 10036 and Morgan Stanley Investment Management Inc., 522 Fifth Avenue, New York, NY 10036 [2]	3,347,986	-	3,347,986	32.5%	-	12.9%	27.9%
Advisory Research, Inc., 180 North Stetson St., Suite 5500, Chicago, IL 60601[3]	1,734,250	-	1,734,250	16.8%	-	6.7%	14.5%
Scotia Investments Limited, 3 Bedford Hills Rd, Bedford, Nova Scotia, Canada B4A 1J5[4]	172,658	1,361,000	1,635,733	1.7%	87.2%	53.2%	13.6%
Robert S. Pitts, Jr., Steadfast Capital Management LP, Steadfast GP LLC, Steadfast Advisory LP, Steadfast GP Holdings LLC, Steadfast Capital, L.P., American Steadfast, L.P. & Steadfast International Ltd., 767 Fifth Avenue, 6th Floor, New York, NY 10153[5]	707,058	-	707,058	6.9%	-	2.7%	5.9%
Bandera Partners LLC, Gregory Bylinsky, Jefferson Gramm & William Gramm, 26 Broadway, Suite 1607, New York, NY 10004[6]	686,231	-	686,231	6.7%	-	2.6%	5.7%
Directors, Director Nominees and Named Executive Officers:							
Laurie A. Bebo	18,653	-	18,653	*	*	*	*
Alan Bell	2,334[7]	-	2,334	*	*	*	*
Jesse C. Brotz [4]	2,734[7]	1,000	3,809	*	*	*	*
Derek H.L. Buntain	24,514[7]	40	24,557	*	*	*	*
David J. Hennigar [4]	1,334[7]	3,080[8]	4,645	*	*	*	*
Malen S. Ng	2,032[7]	-	2,032	*	*	*	*
Melvin A. Rhinelander	3,764[9]	-	3,764	*	*	*	*
Charles H. Roadman II, MD	1,867[7]	-	1,867	*	*	*	*
Michael J. Spector	1,934[7]		1,934				
John Buono	4,000[10]	-	4,000	*	*	*	*
Eric B. Fonstad	400	-	400	*	*	*	*
Walter A. Levonowich	400	-	400	*	*	*	*
All directors & executive officers as a group (12 persons)	63,966	4,120	68,395[11]	*	*	*	*

* Less than 1.0%. No shares have been pledged as security by directors, nominees or executive officers except as noted below.

Notes

(1) Each Class B share may be converted into 1.075 Class A shares at the option of the holder. These columns assume that all of the outstanding Class B shares were converted into Class A shares such that a single class of common stock remained outstanding.

(2) Based on a Schedule 13G filed with the Securities and Exchange Commission by Morgan Stanley and Morgan Stanley Investment Management, Inc. The Schedule 13G states that Morgan Stanley has sole voting power with respect to 1,186,645 Class A shares and sole dispositive power with respect to 1,854,700 Class A shares and that Morgan Stanley Investment Management, Inc. has sole voting power with respect to 961,602 Class A shares and sole dispositive power with respect to 1,493,286 Class A shares. The Schedule 13G also states that Morgan Stanley Investment Management Inc. is a wholly-owned subsidiary of Morgan Stanley.

(3) Based on a Schedule 13G filed with the Securities and Exchange Commission by Advisory Research, Inc.

(4) Scotia Investments Limited holds directly 57,848 Class A shares. The remaining 114,810 Class A shares and all of the Class B shares shown as owned by Scotia Investments Limited in the table are held indirectly through subsidiaries. Substantially all of the outstanding voting shares of Scotia Investments Limited are held directly or indirectly by more than 50 members of the family of the late R.A. Jodrey, including former spouses and beneficiaries of deceased family members. David J. Hennigar, chairman of ALC's Board of Directors, and Jesse C. Brotz, an ALC director, are each a member of the Jodrey family and each is one of twelve directors of Scotia Investments Limited, none of whom individually has the power to vote or dispose of the shares held directly or indirectly by Scotia Investments Limited. Matters relating to the voting and disposition of shares held by Scotia Investments Limited are determined exclusively by its board of directors. Mr. Hennigar and Mr. Brotz each disclaim beneficial ownership of the shares held directly or indirectly by Scotia Investments Limited.

(5) Based on a Schedule 13G filed with the Securities and Exchange Commission by Robert S. Pitts, Jr., Steadfast Capital Management LP, Steadfast GP LLC, Steadfast Advisors LP, Steadfast GP Holdings LLC, Steadfast Capital, L.P., American Steadfast, L.P. and Steadfast International Ltd. The Schedule 13G states that by Robert S. Pitts, Jr., Steadfast Capital Management LP, Steadfast GP LLC, Steadfast Advisors LP, Steadfast GP Holdings LLC, Steadfast Capital, L.P., American Steadfast, L.P. and Steadfast International Ltd. have shared voting and dispositive power over 707,058 Class A shares 613,558 Class A shares, 613,558 Class A shares, 93,500 Class A shares, 93,500 Class A shares, 93,500 Class A shares, 194,355 Class A shares, and 419,203 Class A shares, respectively.

(6) Based on a Schedule 13G filed with the Securities and Exchange Commission by Bandera Partners LLC, Gregory Bylinsky, Jefferson Gramm and William Gramm. The Schedule 13G states that Bandera Partners LLC has sole voting and dispositive power and Gregory Bylinsky and Jefferson Gramm have shared voting and dispositive power over 686,231 Class A shares.

(7) Includes 1,334 Class A shares the director will have a right to acquire through the exercise of options which become exercisable within sixty days.

(8) Owned indirectly through the Bank of Nova Scotia and pledged as collateral for a bank line of credit.

(9) Includes 1,334 Class A shares Mr. Rhinelander will have a right to acquire through the exercise of options which become exercisable within sixty days, 1,000 Class A shares held jointly with his spouse, and 1,430 Class A shares held as custodian for Mr. Rhinelander's minor children.

(10) Includes 3,000 shares held jointly with Mr. Buono's spouse, who is a partner in the law firm of Quarles & Brady LLP.

(11) Includes 10,672 Class A shares non-employee directors will have a right to acquire through the exercise of options which become exercisable within sixty days.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Overview of Compensation Programs

The compensation programs for executive officers consists principally of annual base salaries, an annual performance-based bonus program, equity-based compensation awards, a defined contribution retirement program, a time-vesting deferred compensation plan, and employment agreements.

The Compensation/Nomination/Governance Committee of the Board of Directors is responsible for establishing, implementing and monitoring adherence to ALC's compensation philosophy. The Committee oversees ALC's compensation plans and practices, including its executive officer compensation plans and practices and its incentive compensation and equity-based plans.

The Committee feels that base salary levels should be restrained with above average opportunities for incentive compensation as ALC's strategic goals are met. Accordingly, the Committee has focused on developing short- and long-term incentive compensation programs that reward the accomplishment of ALC's strategic objectives.

Compensation Philosophy and Objectives

The Committee believes that ALC's compensation programs should reward the achievement of specific annual and long-term strategic goals and that they should be designed to align executives' interests with the interests of stockholders by rewarding performance above established goals, with the ultimate objective of increasing stockholder value. The Committee evaluates both performance and compensation to ensure that ALC has the ability to attract and retain superior employees and that compensation levels remain competitive. It is the policy of the Committee to include provisions in performance-based compensation awards that provide for the recovery or repayment of awards if the relevant performance measure is restated or otherwise adjusted in a manner that would reduce the size of the award.

Role of Management in Compensation Decisions The Committee makes decisions regarding compensation for ALC's executive officers. The Committee considers recommendations from the Chief Executive Officer on annual base salaries, annual performance-based compensation, and equity-based compensation awards to executive officers (other than the Chief Executive Officer). The Committee can exercise its discretion in modifying any recommended compensation or awards to executive officers.

Benchmarking In connection with its review of ALC's executive compensation programs in 2009, the Committee reviewed the compensation practices of selected companies as disclosed in their proxy statements. The Committee requested that management prepare comparisons of compensation practices of five peer companies (Brookdale Senior Living, Inc., Capital Senior Living Corporation, Emeritus Corporation, Five Star Quality Care, Inc. and Sunrise Senior Living, Inc.) and one Wisconsin-based public company in a related industry and with a similar-sized market capitalization (The Marcus Corporation).

Equity Ownership Guidelines The Board has not established equity ownership guidelines for ALC's management.

Equity-Based Compensation Grant Policy It is the policy of the Board that no director or member of ALC's management shall backdate any equity award or manipulate the timing of any equity award or of the public release of material information with the intent of benefiting a grantee under an equity-based award. The Compensation/Nomination/Governance Committee has adopted written equity-based compensation grant policies and procedures.

The Committee expects to consider equity-based compensation grants to ALC employees annually under the terms of the 2006 Omnibus Incentive Compensation Plan. In addition to consideration of annual grants, the Committee recognizes that situations may arise during the course of the year that warrant equity-based compensation grants (off-cycle grants), including situations where ALC is seeking to hire new senior level employees or recognize employees for certain achievements.

Annual grants are considered by the Committee during the first quarter of each year. The grant date is the date of the meeting unless such date is before or within one business day following the date of ALC's public release of financial results for the previous fiscal year in which case the grant date is the second business day following such release of financial results.

Off-cycle grants are granted as of the fifth business day of June, September or December, whichever next follows the date the grant is approved, provided that the grant date of any off-cycle grants made on or after the fifth business day in December but before the Board's first quarter meeting shall be determined as if approved on the date of such meeting. The vesting schedule of an off-cycle grant award can relate to the date of the commitment to make the grant (*e.g.*, the date of hire or promotion) instead of the grant date.

2008 Compensation

Base Salary. ALC provides executive officers and other employees with a base salary to compensate them for services rendered during the fiscal year. Base salary ranges for executive officers are determined for each executive based on his or her position and responsibility. Base salary ranges are designed so that salary opportunities for a given position will be between 80% and 125% of the midpoint of the base salary established for each salary range.

During its review of base salaries for executives, the Committee primarily considers the executive's compensation, both individually and relative to other officers, and individual performance of the executive.

Salary levels are typically considered annually as part of ALC's performance review process as well as upon a promotion or other change in job responsibility. Merit-based increases to salaries of executives are based on the Committee's assessment of the individual's performance.

Cash Incentive Compensation. ALC's Cash Incentive Compensation Program is an annual cash award program for ALC senior corporate and divisional management members based on annual operating results. For 2008, awards for senior corporate management members were conditioned on ALC as a whole achieving budgeted net income from continuing operations before income taxes, interest expense net of interest income, depreciation and amortization, transaction costs, non-cash, non-recurring gains and losses, including disposal of assets and impairment of long-lived assets, loss on refinancing and retirement of debt, and rent expenses incurred for leased assisted living properties ("adjusted EBITDAR") targets while awards for divisional management members were based on achievement of a combination of corporate and divisional adjusted EBITDAR targets. Adjusted EBITDAR is reported in ALC's publicly disclosed financial information and was selected as a performance measure for this program because it indicates earnings at residences. Targets ranged from 30% to 75% of base salary for the named executive officers. An additional incentive (stretch targets) of up to 10% of base salary could have been awarded for exceeding budgeted adjusted EBITDAR targets. Achievement of 90% of the performance targets entitled participants to awards equal to 90% of target amounts.

The Cash Incentive Compensation Program gives ALC the ability to design cash incentives to promote high performance and achieve corporate goals, encourage growth of stockholder value, and allow managers to share in ALC's growth and profitability. For 2008, fifteen employees (including the officers included in the Summary Compensation Table) were eligible to receive awards under this performance-based incentive compensation program.

During the first quarter of each year, the Committee determines whether target levels for the previous year were achieved and sets target levels for corporate and divisional financial objectives and base salary percentages for the current year. For 2008, the performance targets for executive officers under the Cash Incentive Compensation Program were $76.9 million of adjusted EBITDAR and an adjusted EBITDAR margin percentage (defined as total revenues divided by adjusted EBITDAR) of 29.6% on a same residence basis. The

Committee has determined that the performance targets under the 2008 Cash Incentive Compensation Program were not achieved. The Committee has discretion to reduce but not to increase any awards under the Cash Incentive Compensation Program whenever the Committee determines that particular circumstances so warrant. The Committee also has discretion to grant additional bonuses that do not qualify as performance-based compensation for purposes of Section 162(m) of the Internal Revenue Code.

Long-term Incentive Compensation The Committee believes that long-term incentive compensation programs are important elements of an overall compensation package because they encourage participants to focus on long-term ALC performance. Equity-based long-term incentive compensation programs also can increase the stake of executives in ALC and further align the interests of executives with the interests of stockholders.

On March 29, 2008, the Committee granted tandem options and stock appreciation rights to senior ALC managers, including the officers named in the summary compensation table, that were to become exercisable beginning in 2009 if specific performance goals related to increasing private pay occupancy were attained in 2008. The number of tandem options and stock appreciation rights granted to each of the officers named in the summary compensation table was determined by the Committee based on each individual's role in achieving the performance targets and the relative retention value of the grants as recommended by the Chair of the Committee. The performance targets for the 2008 equity-based compensation awards were to increase private pay occupancy on a same residence basis to 6,000 residents as measured by average private pay occupancy for the month of December 2008. Ten percent of the grants would have become exercisable if average private pay occupancy for December 2008 was at least 5,700 and the maximum number of the grants would have become exercisable if average private pay occupancy for December 2008 reached 6,400. The Committee has determined that the private pay increase goals for 2008 were not achieved. Accordingly, all tandem options and stock appreciation rights awarded to ALC employees in 2008 expired without becoming exercisable.

The Committee will continue to discuss the design of long-term incentive compensation programs and expects that future awards will include multi-year programs tied to ALC's long-term strategic objectives as those objectives are further refined.

Discretionary Bonus Compensation. As noted above, the Committee determined that the performance targets under the 2008 Cash Incentive Compensation Program were not achieved. While the Committee has discretion to grant additional bonuses, the Committee elected not to award discretionary bonuses for 2008 to any of the executives named in the summary compensation table. The Committee awarded discretionary bonuses ranging from $5,000 to $25,000 to four other participants in the 2008 Cash Incentive Compensation Program in recognition of their significant contributions to ALC's business during 2008.

Retirement and Deferred Compensation Benefits. ALC maintains an Executive Retirement Program and a Deferred Compensation Plan for the named executive officers and certain other key employees. ALC also provides a 401(k) plan to which ALC contributes 25% on a matching basis of employee contributions up to the first 6% of the employees' pretax contributions. For highly compensated employees (as defined in the 401(k) plan), the match is limited to 4% of up to $225,000 of annual earnings. ALC matching contributions vest according to the number of years of employment with ALC as follows: 20% after two years; 40% after three years; 70% after four years; and 100% after five years. ALC provides the 401(k) plan, the Executive Retirement Program and the Deferred Salary and Deferred Compensation Plans because it believes that these programs help attract and retain key employees.

Under the Executive Retirement Program, ALC makes a book entry to an account each month equal to 10% of the participant's base monthly salary. Participants are not allowed to make contributions to the Executive Retirement Program. Accounts are credited with deemed earnings as if it were invested in investment funds designated by the participant from a list of funds determined by the plan administrator. Participants' interests in the accounts vest according to the number of years of employment with ALC as follows: 20% after two years; 40% after three years; 70% after four years; and 100% after five years. A participant's interest in an account also vests upon the death or disability of the participant. Withdrawals or distributions are not allowed while the executive remains an ALC employee. Following a participant's separation from ALC for any reason, the participant's vested interest in the account is paid to the participant (or the participant's beneficiary in the event of the participant's death) either in a lump sum or in five, ten or twenty annual installments, as elected by the participant. Payments for reasons other than death are not started until at least six months after separation.

ALC also offers a Deferred Compensation Plan which allows designated key employees to elect annually to defer up to 10% of their base salaries. Compensation deferred is retained by ALC and credited to participants' deferral accounts. ALC credits participants' accounts with matching contributions equal to 50% of participants' elective deferrals. Participants are fully vested in their deferral accounts as to amounts they elect to defer. Participants' interests in amounts ALC credits to their accounts as matching contributions vest according to the number of years of employment with ALC as follows: 20% after two years; 40% after three years; 70% after four years; and 100% after five years. The deferral and matching accounts are credited with interest at the prime rate. During employment, amounts are payable from an executive's account only in the case of financial hardship due to unforeseen emergency. Following a participant's separation from ALC for any reason, the participant's vested interest in the account is paid to the participant (or the participant's beneficiary in the event of the participant's death) either in a lump sum or in five, ten or twenty annual installments, as elected by the participant. Payments for reasons other than death are not started until at least six months after separation.

Perquisites and Other Personal Benefits. ALC provides the named executive officers with perquisites and other personal benefits that ALC and the Compensation/Nomination/Governance Committee believe are reasonable and consistent with the overall compensation program to allow ALC to attract and retain key employees. The Committee periodically reviews the levels of perquisites and other personal benefits of the named executive officers and currently feels that perquisites and other personal benefits for ALC executives should be limited. Accordingly, ALC executives are not given perquisites or other personal benefits that are not made available to ALC employees generally except for the rental of an automobile in the case of the Chief Executive Officer, a monthly automobile allowance in the case of other executives, and long-term care and supplemental long-term disability insurance for certain of the executives. Premiums attributable to the insurance programs are grossed-up so that executives realize no net taxable income as a result of the provision of these policies.

Employment Agreements. In connection with ALC becoming an independent, publicly traded company in 2006, ALC entered into employment agreements with certain key employees, including the named executive officers. The agreements were modified in 2008. Termination benefits under the agreements are triggered if ALC terminates an agreement without cause or if a covered employee terminates his or her employment after the employee's work location is shifted more than 50 miles or if the employee's base salary is reduced by 5% or more (or, in the case of Ms. Bebo and Mr. Buono, if the employee's duties and responsibilities are materially diminished), in each instance, if the employee notifies ALC in writing within 30 days of the change that he or she objects to the change and ALC does not rescind the change within 30 days of receiving the employee's notice. These trigger events were chosen to help retain these key employees and to assure key employees that they could apply their full attention to ALC's business. The employment agreements were designed to promote stability and continuity of senior management.

Termination benefits under the employment agreements include: (i) any earned but unpaid salary; (ii) one year base salary (two years in the case of Ms. Bebo); (iii) 150% of target bonus (225% of base salary in the case of Ms. Bebo); (iv) one year auto allowance (two years of auto lease payments in the case of Ms. Bebo); (v) one year (two years in the case of Ms. Bebo) company contributions to deferred compensation plans; and (vi) up to one year (eighteen months in the case of Ms. Bebo) COBRA premiums. Except for any earned but unpaid salary at the time of termination, benefits under the employment agreements would be paid out monthly over a one-year (two-year in the case of Ms. Bebo) period. Information regarding potential payments under the agreements for the named executive officers is provided under the heading "Employment Contracts and Termination of Employment and Change-in Control Agreements." Payment of termination benefits is contingent on the employee executing a release and complying with non-disclosure, non-competition and non-solicitation covenants for a period of two years following termination of employment.

Section 162(m) Limitations. Section 162(m) of the Internal Revenue Code limits the tax deductibility of certain executive officers' compensation that exceeds $1 million per year unless certain requirements are met. The Compensation/Nomination/Governance Committee intends to qualify a sufficient amount of compensation to its executive officers so that Section 162(m) of the Code will not adversely impact ALC.

Summary Compensation Table for Fiscal 2008

The following table sets forth certain information regarding compensation paid by ALC to the named executive officers, and one additional officer who is a key employee but not an executive officer, for services rendered in all capacities to ALC at any time during 2006, 2007 and 2008. The Board of Directors determined that the executive officers at the end of 2008 were Ms. Bebo, Mr. Buono, Mr. Fonstad and Mr. Levonowich.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards ($)[1]	Non-Equity Incentive Plan Compen-sation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)[2]	All Other Compen-sation ($)[3]	Total ($)
Laurie A. Bebo	2008	410,000	0	0	-	0	77,289	487,289
President & Chief Executive	2007	400,000	130,000	0	-	3,172	85,481	618,653
Officer	2006	357,019	270,000	-	-	2,683	91,013	720,715
John Buono	2008	250,000	0	0	-	0	58,473	308,473
Senior Vice President, Chief	2007	240,000	60,000	0	-	131	53,027	353,158
Financial Officer & Treasurer	2006[4]	50,000	16,200	-	-	-	5,000	71,200
Eric B. Fonstad	2008	156,250	0	0	-	55	37,930	194,235
Senior Vice President, General	2007	150,000	15,000	0	-	789	36,633	202,422
Counsel & Secretary	2006[4]	26,154	7,875	-	-	-	2,500	36,529
Walter A. Levonowich	2008	157,230	0	0	-	0	39,255	196,485
Vice President & Controller	2007	153,375	30,000	0	-	9,027	38,676	231,078
	2006	148,408	40,298	-	-	7,617	37,537	233,860
Terrance Usher[5]	2008	189,625	0	0	-	0	48,293	237,918
Divisional Vice President,	2007	185,000	25,000	0	-	12,574	47,622	270,196
Midwest Atlantic Division	2006	185,000	74,925	-	-	12,899	47,567	320,391

Notes

(1) Tandem stock options/stock appreciation rights granted in 2007 and 2008 were forfeited because performance-based vesting conditions were not achieved.

(2) Represents above market earnings on deferred compensation benefit and defined contribution retirement benefit accounts.

(3) The "All Other Compensation" column includes the following dollar amounts of perquisites and other benefits for 2008:

Name	Car Rental/ Allowance	ALC Contributions to Executive Retirement Program	ALC Contributions to Deferred Compensation Plan	ALC Contributions to 401(k) Plan	Long-Term Care & Supplemental Long-Term Disability Insurance	Tax Gross Up on Insurance	Total
Laurie A. Bebo	9,000	41,000	20,500	2,300	1,626	2,863	77,289
John Buono	7,800	25,000	12,500	2,300	4,026	6,847	58,473
Eric B. Fonstad	7,800	15,625	7,500	966	2,352	3,687	37,930
Walter A. Levonowich	7,800	15,806	7,903	1,581	2,401	3,764	39,255
Terrance Usher	9,600	18,963	9,279	2,147	3,075	5,229	48,293

(4) Mr. Buono and Mr. Fonstad joined ALC in October 2006.
(5) Mr. Usher is one of four Divisional Vice Presidents and one of our key employees.

No cash bonuses were awarded for 2008 to the executives named in the Summary Compensation Table.

As noted above, the Board has determined that ALC has four executive officers. Information regarding Mr. Usher's compensation is included in the table and the following sections of compensation in order to provide stockholders with additional information about ALC's compensation practices for significant employees.

2008 Grants of Plan-Based Awards

The following table provides information regarding awards during 2008 under ALC's annual cash incentive compensation program ("ACI") and long-term incentive compensation program ("LTI") to the individuals named in the summary compensation table.

Name	Approval Date	Grant Date	Type of Award: Annual Cash Incentive or Long-Term Incentive	Estimated Possible Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Possible Future Payouts Under Equity Incentive Plan Awards			Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards
				Threshold $	Target $	Maximum $	Threshold #	Target #	Maximum #		
Laurie A. Bebo	March 29, 2008	March 31, 2008	ACI	278,100	309,000	339,900					
			LTI				1,600	16,000	20,000	29.45	$258,000
John Buono	March 29, 2008	March 31, 2008	ACI	113,400	126,000	138,600					
			LTI				800	8,000	10,000	29.45	$129,000
Eric B. Fonstad	March 29, 2008	March 31, 2008	ACI	49,613	55,125	60,638					
			LTI				400	4,000	5,000	29.45	$64,500
Walter A. Levonowich	March 29, 2008	March 31, 2008	ACI	42,883	47,648	52,413					
			LTI				400	4,000	5,000	29.45	$64,500
Terrance Usher	March 29, 2008	March 31, 2008	ACI	85,748	95,276	104,803					
			LTI				600	6,000	7,500	29.45	$96,750

As discussed in the Compensation Discussion and Analysis, none of the estimated possible future payouts listed in this table were or will be paid. No amounts were earned in 2008 under the 2008 Cash Incentive Compensation Program because the adjusted EBITDAR and adjusted EBITDAR margin performance targets were not achieved. None of the tandem stock option/stock appreciation rights awards made in 2008 under the 2008 Long-Term Incentive Program became exercisable because the private pay occupancy target was not achieved in 2008.

The Black-Scholes option value model was used to estimate the grant date fair value of the tandem stock option/stock appreciation rights approved on March 29, 2008, with a grant date of March 31, 2008, the first trading date after the grants were approved. The following assumptions were used in this calculation: (i) a risk free rate of 2.50% equal to the five year U.S. Treasury yield in effect on the grant date; (ii) an expected life of five years based on the expected exercise behavior of option holders: (iii) expected volatility of 46.9% based on the volatility of ALC's Class A common stock since the stock began trading on November 10, 2006; (iv) no dividend yield; and (v) forfeitures rate estimated at 0 percent. This calculation results in a fair value of the tandem stock option/stock appreciation rights at the date of grant of $12.90 per share.

Outstanding Equity Awards at Fiscal Year-End; Option Exercises and Stock Vested in 2008

The following table provides information about equity awards that were outstanding at fiscal year-end. As discussed in the Compensation Discussion and Analysis, the Compensation/Nomination/Governance Committee has determined that the performance targets for these awards were not achieved and, consequently, the awards expired without becoming exercisable. There were no option exercises or stock vesting for any of the named executive officers during 2008.

Outstanding Equity Awards at Fiscal Year-end

Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)		Option Exercise Price ($)	Option Expiration Date
			Threshold	Maximum		
Laurie A. Bebo	0	0	1,600	20,000	29.45	(1)
John Buono	0	0	800	10,000	29.45	(1)
Eric B. Fonstad	0	0	400	5,000	29.45	(1)
Walter A. Levonowich	0	0	400	5,000	29.45	(1)
Terrance Usher	0	0	600	7,500	29.45	(1)

Notes

(1) All tandem stock options/stock appreciation rights reported in this table were approved on March 29, 2008, with a March 31, 2008, grant date and would have expired on March 29, 2013 if they had become exercisable. All tandem stock options/stock appreciation rights expired on February 22, 2009 in accordance with their terms, without becoming exercisable, when the Compensation/Nomination/Governance Committee determined that the applicable performance targets with respect to the awards were not achieved.

Nonqualified Defined Contribution Plans

The following table provides information regarding ALC's defined-contribution retirement plans. ALC does not maintain defined-benefit plans.

2008 Nonqualified Deferred Compensation

Name	Plan	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY[1] ($)	Aggregate Earnings in Last FY[2] ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE[3] ($)
Laurie A. Bebo	Executive Retirement	-	41,000	6,547	-	256,482
	Deferred Compensation	41,000	20,500	11,881	-	274,496
John Buono	Executive Retirement	-	25,000	(16,111)	-	33,508
	Deferred Compensation	25,000	12,500	3,198	-	85,864
Eric B. Fonstad	Executive Retirement	-	15,625	714	-	34,331
	Deferred Compensation	15,000	7,500	1,941	-	47,817
Walter A. Levonowich	Executive Retirement	-	15,806	(17,492)	-	31,903
	Deferred Compensation	15,806	7,903	23,492	-	487,045
Terrance Usher	Executive Retirement	-	18,963	(80,372)	-	156,509
	Deferred Compensation	18,558	9,279	17,236	-	354,532

Notes

(1) Amounts in the Registrant Contributions in Last FY column are included in the All Other Compensation column of the Summary Compensation Table for 2008.

(2) None of the amounts listed in the Aggregate Earnings in Last FY column are considered to be above market earnings except for $55 for Mr. Fonstad which is included in the Change in Pension Value and Deferred Compensation Earnings column of the Summary Compensation Table for 2008.

(3) The following amounts in the Aggregate Balance at Last FYE column were previously reported in the Summary Compensation Table for previous years: Ms. Bebo, $208,935 Executive Retirement and $201,115 Deferred Compensation; Mr. Buono, $24,619 Executive Retirement and $45,166 Deferred Compensation; Mr. Fonstad, $17,992 Executive Retirement and $23,375 Deferred Compensation; Mr. Levonowich, $33,589 Executive Retirement and $439,844 Deferred Compensation; and Mr. Usher, $217,918 Executive Retirement and $309,459 Deferred Compensation.

ALC's defined contribution retirement plan for executives, the Executive Retirement Program, provides for a book entry to an account each month equal to 10% of the participant's base monthly salary. Executives are not allowed to make contributions to the Executive Retirement Program. Accounts are credited with deemed earnings as if it were invested in investment funds designated by the participant from a list of funds determined by the plan administrator. Participants may prospectively elect to reallocate their accounts among investment funds at times established by the plan administrator, which shall be no less frequently than quarterly. Participants' interests in the accounts vest according to the number of years of employment with ALC as follows: 20% after two years; 40% after three years; 70% after four years; and 100% after five years. A participant's interest in an account also vests upon the death or disability of the participant. The individuals listed in the summary compensation table are vested in their plan accounts as follows: Ms. Bebo 100%; Mr. Buono 20%; Mr. Fonstad 20%; Mr. Levonowich 100%; and Mr. Usher 100%. Withdrawals or distributions are not allowed while the executive remains an ALC employee. Following a participant's separation from ALC for any reason, the participant's vested interest in the account is paid to the participant (or the participant's beneficiary in the event of the participant's death) either in a lump sum or in five, ten or twenty annual installments, as elected by the participant. Payments for reasons other than death do not begin until at least six month after separation.

ALC also sponsors a Deferred Compensation Plan that allows participating executives to elect to defer up to 10% of their base salaries. Compensation deferred is retained by ALC and credited to the participant's deferral account. The Deferred Compensation Plan credits participants' accounts with matching contributions equal to 50% of participants' elective deferrals. Participants' are fully vested in their deferral accounts as to amounts they elect to defer. Participants' interests in amounts ALC credits to their accounts as matching contributions vest according to the number of years of employment with ALC as follows: 20% after two years; 40% after three years; 70% after four years; and 100% after five years. Withdrawals or distributions are not allowed while the executive remains an ALC employee. Following a participant's separation from ALC for any reason, the participant's interest in the account is paid to the participant (or the participant's beneficiary in the event of the participant's death) either in a lump sum or in five, ten or twenty annual installments, as elected by the participant. Payments for reasons other than death do not begin until at least six month after separation. The deferral and matching accounts are bookkeeping accounts only and are credited with interest at the prime rate.

Employment Contracts and Termination of Employment and Change-in-Control Agreements

Please see the Compensation Discussion and Analysis above for a discussion of the terms of employment agreements entered into between ALC and the individuals listed in the summary compensation table. The approximate dollar amounts that would have been payable to the individuals listed in the summary compensation table under the provisions of the employment agreements if the respective executive's employment had been terminated as of December 31, 2008, by ALC for reasons other than cause, death or disability are: Ms. Bebo $1,892,600; Mr. Buono $486,600; Mr. Fonstad $271,613; Mr. Levonowich $261,922; and Mr. Usher $371,646. These amounts do not include vested amounts under deferred compensation programs which would be paid in accordance with their terms or reimbursement of up to one year (eighteen months in case of Ms. Bebo) of COBRA premiums of approximately $1,200 per month that might be paid by the executives following termination of employment.

Under the terms of the 2006 Omnibus Incentive Compensation Plan, grants of stock options and stock appreciation rights would become immediately vested and fully exercisable if a change of control of ALC, as defined in the award agreements, occurred prior to the expiration of the grants. No value is included for outstanding stock options/stock appreciation rights because the exercise price of such securities subject to acceleration exceeded the year-end market price of the Class A Common Stock.

COMPENSATION COMMITTEE REPORT

In accordance with its written Charter adopted by the Board of Directors, the Compensation/Nomination/Governance Committee has oversight responsibility for compensation matters. The Committee has reviewed and discussed with management the Compensation Discussion and Analysis contained in this proxy statement and, based on that review and discussion, recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement.

The foregoing report has been approved by all members of the Committee.

Derek H.L. Buntain, Chair
Alan Bell
Michael J. Spector

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth securities authorized for issuance under equity compensation plans as of December 31, 2008. As discussed in the Compensation Discussion and Analysis, the performance targets related to the grant of 97,500 tandem stock options/stock appreciation rights granted to employees in 2008 were not achieved and those grants expired without becoming exercisable. Tandem stock options/stock appreciation rights granted to directors in 2008 remain outstanding.

	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	**Weighted-average exercise price of outstanding options, warrants and rights** (b)	**Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))** (c)
Equity compensation plans approved by security holders	129,500	$30.10	670,500
Equity compensation plans not approved by security holders	-	-	-
Total	129,500	$30.10	670,500

The 2006 Omnibus Incentive Compensation Plan was initially approved by ALC's sole stockholder prior to ALC's separation from Extendicare Inc. and approved again by ALC stockholders at the 2008 annual meeting. The plan provides for the grant of equity incentive compensation awards and non-equity incentive compensation awards to ALC directors, officers, employees or consultants (including prospective directors, officers, employees or consultants). The plan provides for the grant of options, stock appreciation rights, restricted stock awards, restricted stock units, performance units, cash incentive awards and other equity-based or equity-related awards. The plan is administered by the Compensation/Nominating/ Governance Committee.

The aggregate number of shares of our Class A common stock that may be delivered pursuant to awards granted under the plan is 800,000, subject to anti-dilution adjustments as provided in the plan. If an award granted under the plan is forfeited, or otherwise expires, terminates or is canceled without the delivery of shares, then the shares covered by the award will again be available to be awarded. In general, if shares are surrendered or tendered in payment of the exercise price of an award or any taxes required to be withheld in respect of an award, the surrendered or tendered shares become available to be awarded under the plan. Unless otherwise specified in the applicable award agreement, options vest and become exercisable in 25% increments on each of the first four anniversaries of the date of grant.

In the event of a change of control of ALC, unless provision is made in connection with the change of control for assumption, or substitution of, awards previously granted and unless otherwise provided in an award agreement: (i) any options and stock appreciation rights outstanding as of the date the change of control become fully exercisable and vested immediately prior to such change of control; (ii) all performance units and cash incentive awards are paid out as if the date of the change of control were the last day of the applicable performance period and "target" performance levels had been attained; and (iii) all other outstanding awards are automatically deemed exercisable or vested and all restrictions and forfeiture provisions lapse.

CERTAIN BUSINESS RELATIONSHIPS; RELATED PERSON TRANSACTIONS

The Board of Directors recognizes that related person transactions (generally, transactions between an officer or director or members of their immediate families and entities ALC does business with or which own a significant amount of ALC's voting stock) may raise questions among stockholders as to whether those transactions are consistent with the best interests of ALC and its stockholders. It is ALC's policy to enter into or ratify a related person transaction only when the Board, acting through the Audit Committee, determines that the transaction in question is in, or is not inconsistent with, the best interests of ALC and its stockholders.

The Audit Committee has adopted written policies and procedures for the review, approval, or ratification of related person transactions. The Committee reviews the material facts of related person transactions and either approves or disapproves of the entry into the transactions. If advance Committee approval is not feasible, then the transaction may be ratified at the Committee's next regularly scheduled meeting. In determining whether to approve or ratify a transaction, the Committee takes into account, among other factors it deems appropriate, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances and the extent of the officer, director or family member interest in the transaction. No director may participate in any discussion or approval of a transaction for which he or she is a related person, except that the director is required to provide all material information concerning the transaction to the Audit Committee. If a transaction is ongoing, the Audit Committee may establish guidelines for ALC's management to follow in its ongoing dealings with the related person. The Audit Committee has reviewed and pre-approved certain types of related person transactions, including ordinary course compensation of officers and directors, transactions with other companies where the interest of the related person and the size of the transaction are limited, certain charitable transactions, transactions where all stockholders receive proportional rights, and certain banking-related services.

Other than transactions with Extendicare REIT, a Canadian Real Estate Investment Trust (formerly Extendicare Inc.) ("Extendicare"), discussed below, there were no related person transactions in 2008 that are required to be disclosed under Item 404(a) of Regulation S-K. The written policy discussed above was adopted in connection with ALC becoming a public company and was not in place at the time of the transactions with Extendicare Inc. described below.

Prior to ALC's separation from Extendicare, ALC was wholly-owned by Extendicare. Following the separation, none of ALC's voting stock was owned by Extendicare. The following is a summary description of the agreements between Extendicare and us relating to the separation and our ongoing relationship with Extendicare after the separation. These include: a separation agreement; a tax allocation agreement; a number of transitional services agreements; and a number of operating leases and purchase agreements relating to the transfer by an Extendicare subsidiary, Extendicare Health Services, Inc. ("EHSI"), of assisted living facilities to us. These agreements govern the allocation of assets and liabilities related to our business as well as the ongoing relationship between Extendicare and us after the separation. We and Extendicare have agreed to binding arbitration for any claims arising under these agreements. Also described below are certain asset transfers that occurred in connection with the separation.

Separation Agreement. The separation agreement sets forth our agreements with Extendicare related to the transfer of assets and the assumption of liabilities necessary to separate ALC from Extendicare. It also sets forth indemnification obligations of ALC and Extendicare to each other following the separation.

Tax Allocation Agreement. The tax allocation agreement governs both ALC's and Extendicare's rights and obligations after the separation with respect to taxes for both pre- and post-separation periods. Generally, ALC is required to indemnify Extendicare for any taxes attributable to ALC's operations (excluding the assisted living facilities transferred to us as part of the separation) for all pre-separation periods and Extendicare generally is required to indemnify ALC for any taxes attributable to its operations (including the assisted living facilities transferred to ALC as part of the separation) for all pre-separation periods. In addition, Extendicare is liable, and will indemnify ALC, for any taxes incurred in connection with the separation.

Under U.S. Federal income tax law, ALC and Extendicare are jointly and severally liable for any taxes imposed on Extendicare for the periods during which ALC was a member of its consolidated group, including any taxes imposed with respect to the disposition of ALC common stock. Extendicare may not have sufficient assets, however, to satisfy any such liability and ALC may not successfully recover from Extendicare any amounts for which ALC is held liable. ALC's liability for any taxes imposed on Extendicare could materially reduce the price of ALC's common stock.

Transitional Services Agreements. Following the separation, ALC receives and relies on certain transitional services provided by Extendicare and its subsidiaries, including services related to information technology, payroll and benefits processing, and reimbursement functions. The information technology services include: hosting services for software, messaging, data storage, anti-virus, and identity and access management programs; monitoring and management services for our information technology systems; support services via telephone; and telecommunication services allowing us to maintain and grow our network. In August 2007, ALC discontinued using the information technology services provided by Extendicare. Payroll and benefits processing services include: payroll maintenance and processing services, including related tax and banking matters; general management services for payroll processing, employee benefits and customer service functions; services relating to additions, changes and deletions from employee insurance plans; and services relating to benefit claims and 401(k) and ERISA compliance. These agreements have initial terms of three and five years, respectively, and are terminable by either party upon 90 days notice.

Transfer of EHSI Assisted Living Operations and Properties to ALC. Immediately prior to ALC's separation from Extendicare, EHSI owned 31 assisted living residences of which they operated 29, with the remaining two of the assisted living residences owned by EHSI being operated by ALC. In connection with ALC's separation from Extendicare, all of these residences were transferred from EHSI to ALC. The aggregate purchase price for the residences was approximately $68.7 million (exclusive of amounts previously paid in respect of the operations and personal property related to EHSI's assisted living residences).

Transfer of Cash, Share Investments and Notes Prior to ALC Separation. Prior to the separation, Extendicare and EHSI made the following capital contributions to ALC: $10.0 million in cash contributed into ALC to establish Pearson Insurance Company, LTD., a wholly owned Bermuda based captive insurance company, to self-insure general and professional liability risks; $4.1 million in cash contributed by EHSI to ALC to fund transaction costs related to the separation; $5.0 million in cash contributed by EHSI to ALC to fund ALC's purchase of an office building in August 2006; a capital contribution of approximately $22.0 million by EHSI as settlement of the outstanding debt owed by ALC to EHSI; the contribution to ALC of share investments with an aggregate value of $4.4 million; and an $18.0 million cash contribution to equity.

AUDIT COMMITTEE REPORT

In accordance with its written Charter adopted by the Board of Directors, the Audit Committee has oversight responsibility for the quality and integrity of the financial reporting, disclosure controls and procedures, and internal control and procedure practices of ALC. While the Audit Committee has oversight responsibility, the primary responsibility for ALC's financial reporting, disclosure controls and procedures, and internal controls and procedures rests with management, and with ALC's independent auditors responsible for auditing ALC's financial statements.

In discharging its oversight responsibility as to the audit process, the Audit Committee has received from Grant Thornton LLP the written disclosures and the letter required by applicable requirements of the Public Company Accounting Oversight Board regarding communications with the Audit Committee concerning independence, discussed with the independent auditors any relationships that may impact their objectivity and independence, and satisfied itself as to the independent auditors' independence. The Audit Committee also discussed with management, the internal auditors, and the independent auditors the quality and adequacy of

ALC's internal controls and the internal audit group. The Audit Committee reviewed with both the independent and the internal auditors their audit plans, audit scope, and identification of audit risk.

The Audit Committee discussed and reviewed with Grant Thornton LLP all communications required by generally accepted auditing standards, including those described in Statement on Auditing Standards No. 61 and Rule 2-07 of Regulation S-X and, with and without management present, discussed and reviewed the results of the independent auditors' examination of the financial statements. The Audit Committee also discussed the results of the internal audit examinations.

The Audit Committee reviewed the audited financial statements of ALC contained in its annual report on Form 10-K for the fiscal year ended December 31, 2008 with management and the independent auditors. Based on this review and discussion with management, the internal auditors and the independent auditors, the Audit Committee recommended to the Board of Directors that ALC's audited financial statements be included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2008 for filing with the Securities and Exchange Commission.

The foregoing report has been approved by all members of the Audit Committee.

Malen S. Ng, Chair
Alan Bell
Jesse C. Brotz
Derek H. L. Buntain
Charles H. Roadman II, MD

INDEPENDENT AUDITORS

The Audit Committee retained Grant Thornton LLP ("Grant Thornton") as independent registered public accountants to audit ALC's consolidated financial statements for the fiscal year ended December 31, 2008, and for the fiscal year ending December 31, 2009. A representative of Grant Thornton is expected to be present at the annual meeting and will be given the opportunity to make a statement and to respond to questions that may be asked by stockholders.

The following table summarizes fees for professional services rendered to ALC by Grant Thornton for the fiscal years ended December 31, 2008 and 2007, respectively.

Fees	2008	2007
Audit Fees	$210,805	$205,829
Audit-Related Fees	-	-
Tax Fees	-	-
All Other Fees	-	-
Total	$210,805	$205,829

Audit Fees. For the fiscal years ended December 31, 2008 and 2007, the "Audit Fees" reported above were billed by Grant Thornton for professional services rendered for the audit of ALC's annual financial statements, reviews of ALC's quarterly financial statements, and for services normally provided by the independent auditors in connection with statutory and regulatory filings and engagements.

Audit-Related Fees. No "Audit-Related Fees" were billed by Grant Thornton for the fiscal years ended December 31, 2008 and 2007.

Tax Fees. No "Tax Fees" were billed by Grant Thornton for the fiscal years ended December 31, 2008 and 2007.

All Other Fees. For the fiscal years ended December 31, 2008 and 2007, there were no other fees billed by Grant Thornton for professional services rendered for assistance not related to Audit Fees, Audit-Related Fees or Tax Fees.

Pre-Approval Policy and Independence

The Audit Committee has a policy requiring the pre-approval of all audit and permissible non-audit services provided by ALC's independent auditors. Under the policy, the Audit Committee is to specifically pre-approve any recurring audit and audit-related services to be provided during the following fiscal year. The Audit Committee also may generally pre-approve, up to a specified maximum amount, any nonrecurring audit and audit-related services for the following fiscal year. All pre-approved matters must be detailed as to the particular service or category of services to be provided, whether recurring or non-recurring, and reported to the Audit Committee at its next scheduled meeting. Permissible non-audit services are to be pre-approved on a case-by-case basis. The Audit Committee may delegate its pre-approval authority to any of its members, provided that such member reports all pre-approval decisions to the Audit Committee at its next scheduled meeting. ALC's independent auditors and members of management are required to report periodically to the Audit Committee the extent of all services provided in accordance with the pre-approval policy, including the amount of fees attributable to such services.

In accordance with Section 10A of the Securities Exchange Act of 1934, as amended by Section 202 of the Sarbanes-Oxley Act of 2002, ALC is required to disclose the approval by the Audit Committee of the Board of non-audit services performed by ALC's independent auditors. Non-audit services are services other than those provided in connection with an audit review of the financial statements. During the period covered by this filing, all audit-related fees, tax fees and all other fees, and the services rendered in connection with those fees, as reported in the table shown above, were approved by ALC's Audit Committee.

The Audit Committee considered the fact that Grant Thornton did not provide non-audit services to ALC in 2008, which the Committee determined was compatible with maintaining auditor independence.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors, executive officers, and the persons who beneficially own more than ten percent of our Class A Common Stock to file reports of ownership and changes in ownership of ALC equity securities with the Securities and Exchange Commission. Based solely on the reports received by us and on the representations of the reporting persons, we believe that these persons have complied with all applicable filing requirements during the fiscal year ended December 31, 2008.

OTHER MATTERS

Additional Matters

The Board of Directors is not aware of any other matters that will be presented for action at the 2009 annual meeting. Should any additional matters properly come before the meeting, the persons named in the enclosed proxy will vote on those matters in accordance with their best judgment.

Submission of Stockholder Proposals

A stockholder who intends to present a stockholder's proposal at the 2010 annual meeting pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended ("Rule 14a-8") must deliver the proposal to ALC no later than December 4, 2009, if such proposal is to be included in ALC's proxy materials for the 2010 annual meeting.

A stockholder who intends to present business, other than a stockholder's proposal pursuant to Rule 14a-8, at the 2010 annual meeting must comply with the requirements set forth in ALC's bylaws. Among other things, a stockholder must give written notice to the Secretary of ALC not less than 50 days and not more than 75 days prior to the anniversary date of the immediately preceding annual meeting. Since the 2009 annual meeting is scheduled to be held April 30, 2009, ALC must receive written notice of a stockholder's intent to present business, other than pursuant to Rule 14a-8, at the 2009 annual meeting no sooner than February 14, 2010 and no later than March 11, 2010. If the notice is received after March 11, 2010, then ALC is not required to present such proposal at the 2010 annual meeting because the notice will be considered untimely. If the Board of Directors chooses to present such a stockholder's proposal submitted after March 11, 2010, at the 2010 annual meeting, then the persons named in proxies solicited by the Board of Directors for such meeting may exercise discretionary voting power with respect to such proposal.

Cost of Proxy Solicitation

ALC will pay the cost of preparing, printing and mailing proxy materials as well as the cost of soliciting proxies on behalf of the Board. In addition to using mail services, ALC officers and other employees, without additional remuneration, may solicit proxies in person and by telephone, e-mail or facsimile transmission. ALC may retain a professional proxy solicitation firm, and pay such firm its customary fee, to solicit proxies from direct holders and from banks, brokers and other nominees having shares registered in their names that are beneficially owned by others.

Annual Report on Form 10-K

A copy (without exhibits) of ALC's Annual Report on Form 10-K for the fiscal year ended December 31, 2008, is being provided with this proxy statement. Pursuant to the rules of the Securities and Exchange Commission, services that deliver ALC's communications to stockholders who hold their shares through a bank, broker or other holder of record may deliver to multiple stockholders sharing the same address a single copy of ALC's 2008 Annual Report on Form 10-K and this proxy statement. ALC will provide an additional copy of such Annual Report to any stockholder, without charge, upon written request of such stockholder. Such requests should be addressed to the attention of "Shareholder Relations" at Assisted Living Concepts, Inc., W140 N8981 Lilly Road, Menomonee Falls, Wisconsin 53051.

By Order of the Board of Directors,

Eric B. Fonstad
Senior Vice President, General Counsel and Secretary

Milwaukee, Wisconsin
April 3, 2009

ASSISTED LIVING CONCEPTS, INC.

W140 N8981 Lilly Road
Menomonee Falls, Wisconsin 53051

ANNUAL REPORT ON FORM 10-K

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

☑ **Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**
For the fiscal year ended December 31, 2008
Or

☐ **Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

Commission file number: 001-13498

Assisted Living Concepts, Inc.
(Exact name of registrant as specified in its charter)

Nevada	**93-1148702**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*

W140 N8981 Lilly Road, Menomonee Falls, Wisconsin 53051
(Address of Principal Executive Offices)
Telephone: (262) 257-8888
(Registrant's telephone number, including area code)
Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Class A Common Stock, $0.01 par value per share	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (229.405 of this chapter) is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definition of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act (Check One):

Large accelerated filer ☐	Accelerated filer ☑	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant on June 30, 2008 (the last business day of the registrant's most recently completed second fiscal quarter) was approximately $294 million. For purposes of this computation shares of Class B Common Stock were assumed to have the same market value as Class A Common Stock. Common shares held as of June 30, 2008 by executive officers, directors and holders of more that 5% of the outstanding common shares have been excluded from this computation because such persons or institutions may be deemed to be affiliates. This determination of affiliate status is not a conclusive determination for any other purpose.

As of March 2, 2009, the registrant had 51,962,359 shares of its Class A Common Stock, $0.01 par value outstanding and 7,698,994 shares of its Class B Common Stock, $0.01 par value outstanding.

Documents Incorporated by Reference

Certain sections of registrant's definitive proxy statement relating to its 2009 annual stockholders' meeting to be held on April 30, 2009, are incorporated by reference into Part III of this Annual Report on Form 10-K.

ASSISTED LIVING CONCEPTS, INC.

FORM 10-K
FOR THE YEAR ENDED DECEMBER 31, 2008
TABLE OF CONTENTS

ITEM 1 — BUSINESS

The Company

As of December 31, 2008, Assisted Living Concepts, Inc. ("ALC") and its subsidiaries operated 216 assisted living residences in 20 states in the United States totaling 9,154 units. ALC's residences typically range from 40 to 60 units and offer residents a supportive, home-like setting and assistance with the activities of daily living.

ALC became an independent, publicly traded company, whose Class A Common Stock is listed on the New York Stock Exchange, on November 10, 2006 (the "Separation Date") when it separated (the "Separation") from Extendicare Inc. ("Extendicare").

In connection with the Separation, holders of Extendicare Subordinate Voting Shares received (i) one share of Class A Common Stock of ALC and (ii) one Extendicare Common Share from Extendicare for each Extendicare Subordinate Voting Share that they held as of the Separation Date. Holders of Extendicare Multiple Voting Shares received (i) one share of Class B Common Stock of ALC and (ii) 1.075 Extendicare Common Shares from Extendicare for each Extendicare Multiple Voting Share that they held on the Separation Date.

References in this report to "Assisted Living Concepts," "ALC," "we," "our," and "us" refer to Assisted Living Concepts, Inc. and its consolidated subsidiaries, as constituted after the Separation, unless the context otherwise requires.

History

ALC was formed as a Nevada corporation in 1994. ALC operated as an independent company until January 31, 2005 when it was acquired by Extendicare Health Services, Inc. ("EHSI") (the "ALC Purchase"), a wholly-owned subsidiary of Extendicare. At that time ALC operated 177 assisted living residences in 14 states with a total of 6,838 units.

Following the ALC Purchase, Extendicare consolidated its assisted living operations with ALC's and reorganized ALC's internal reporting structure and operations to include previously owned EHSI assisted living residences. Between January 31, 2005 and November 10, 2006, ALC operated its 177 original residences and between 29 and 35 residences owned by EHSI. Shortly before the Separation, ALC purchased 29 assisted living residences from EHSI consisting of approximately 1,412 units. In addition, on November 1, 2006, ALC acquired an assisted living residence in Escanaba, Michigan consisting of 40 units from an unrelated third party. Together with ALC's original 6,838 units and after certain other adjustments, ALC operated a total of 8,302 units at December 31, 2006. On July 20, 2007 ALC acquired a 185 unit property in Dubuque, Iowa and in the fourth quarter of 2007, opened additions to two existing properties which added 48 units. ALC operated 8,535 units as of December 31, 2007. On January 1, 2008, ALC acquired the operations of eight leased residences totaling 541 units and at the end of the fourth quarter of 2008, ALC opened additions on four of its properties adding an additional 78 units. At December 31, 2008 ALC operated a total of 9,154 units in 20 states.

On June 19, 2006, ALC formed Pearson Insurance Company, LTD ("Pearson"), a wholly-owned, consolidated, Bermuda-based captive insurance company, to self-insure general and professional liability risks.

Financial Presentation

Prior to the Separation Date, the consolidated financial statements of ALC represented the combined financial position and results of operations of the assisted living operations of Extendicare in the United States. Effective upon the Separation, the ownership structure of the entities changed and as such became consolidated. All references to ALC financial statements, both pre- and post-Separation Date, are referred to as "consolidated" versus "combined."

For periods prior to the Separation Date, the historical consolidated financial and other data in this report have been prepared to include all of Extendicare's assisted living business in the United States, consisting of:

- 177 assisted living residences operated by ALC since the ALC Purchase,
- the assisted living residences operated by EHSI through the Separation Date, which ranged from 29 to 36 residences between January 1, 2003 and the date of the ALC Purchase and consisted of 32 residences operated by EHSI at December 31, 2005,
- three assisted living residences that were constructed and owned by EHSI (two of which were operated by ALC) during 2005,
- Pearson since its formation, and

- A residence in Escanaba, Michigan since its acquisition on November 1, 2006.

Prior to the Separation, operations were terminated at four of the EHSI residences and are presented as discontinued operations. At the Separation Date, the historical financial statements consisted of 209 residences (two of which remained with EHSI).

After the Separation Date, the consolidated financial statements represent Pearson, the 177 assisted living residences operated by ALC prior to the Separation, 29 residences purchased from EHSI shortly before the Separation, one residence acquired by ALC in November 2006, one residence acquired by ALC in July 2007 and eight leased residences acquired by ALC in January 2008, from and after their respective dates of acquisition.

The historical consolidated financial and other operating data prior to the Separation Date do not contain data related to certain assets and operations that were transferred to ALC such as share investments in Omnicare, Inc. ("Omnicare"), Bam Investments Corporation ("BAM"), and MedX Health Corporation ("MedX"), or cash and other investments in Pearson, and do include certain assets and operations that were not transferred to ALC in connection with the Separation such as certain EHSI properties as they did not fit the targeted portfolio profile or were not readily separable from EHSI's operations. The differences between the historical consolidated financial data and financial data for the assets and the operations transferred in the Separation are immaterial.

ALC operates in a single business segment with all revenues generated from those properties located within the United States.

Our Business

We operate assisted living residences within the senior living industry, which consists of a broad variety of living options for seniors. In general, the type of residence that is appropriate for a senior depends on his or her particular life circumstances, especially health and physical condition and the corresponding level of care that he or she requires. Assisted living residences fall in the middle of the spectrum of care and service provided to seniors in connection with their living arrangements. Assisted living residents can move into a residence by choice or by necessity.



Real Estate
Senior Living Industry
Health Services
Senior Apartments
Independent Living
Assisted Living
Skilled Nursing
Level of Care Required
None
Increasing Acuity
24 Hour Care

As of December 31, 2008, we provided senior assisted living accommodations and services through 216 residences containing 9,154 units located in 20 states. We provide seniors with a supportive, home-like setting with care and services, including 24 hour assistance with activities of daily living, medication management, life enrichment, health and wellness, and other services. See "Our Services" below. Our residences are purpose-built to meet the special needs of seniors and typically are located in targeted, middle-market suburban bedroom communities that were selected on the basis of a number of factors, including the size of our targeted demographic resident pool in the community. Residences include features designed to appeal to seniors and their decision makers. The majority of our residences are 40 to 60 unit, single story, square shaped buildings with an enclosed courtyard, a mix of studio and one-bedroom apartments, and wide hallways to accommodate our residents who use walkers and wheelchairs. The relatively small number of units and the design of our buildings enhance our ability to provide effective security and care, while also appealing to seniors who generally prefer easy access to their living quarters, pleasing aesthetics, and simplicity of design. We own 153 of our residences, operate 58 under long-term leases, and operate 5 under capital leases which contain options for us to purchase the properties in December 2009. Some of our residences offer independent living and memory care services.

Our Services

Seniors in our assisted living residences are individuals who, for a variety of reasons, elect not to live alone, but do not need the 24-hour medical care provided in skilled nursing facilities. We design the services provided to these residents to respond to their individual needs and to improve their quality of life. This individualized assistance is available 24 hours a day and includes routine health-related services, which are made available and are provided according to the resident's individual needs and state regulatory requirements. Available services include:

- general services, such as meals, activities, laundry and housekeeping,
- support services, such as assistance with medication, monitoring health status, coordination of transportation, and coordination with physician offices,
- personal care, such as dressing, grooming and bathing and
- the provision of a safe and secure environment with 24-hour access to assistance.

We also arrange access to additional services from third-party providers beyond basic housing and related services, including physical, occupational and respiratory therapy, home health, hospice, and pharmacy services.

Although a typical package of basic services provided to a resident includes meals, housekeeping, laundry and personal care, we accommodate the varying needs of our residents through the use of individual service plans and flexible staffing patterns. Our rate structure for services is based upon the acuity, or level, of services needed by each resident and individual service plans are based on periodic assessments of residents' care needs. Supplemental and specialized health-related services for those residents requiring 24-hour supervision or more extensive assistance with activities of daily living, are provided by third-party providers who are reimbursed directly by the resident or a third-party payer (such as Medicare, Medicaid or long-term care insurance).

Expansion Program

In February 2007, we announced plans to add a total of 400 units onto our existing owned residences. By the end of 2008, we had completed, licensed, and begun accepting new residents in approximately 80 of these units. Construction continues on the remaining expansion units. Weather issues, primarily related to heavy rains and flooding in the Midwest, hurricanes in the Texas and Louisiana regions, obtaining regulatory approvals and other unforeseen circumstances have resulted in timing delays. As of the date of this report, we are targeting completion of 170 units in the first quarter of 2009, 100 in the second quarter, 25 units in the third quarter and the remaining 25 in the fourth quarter of 2009. Cost estimates remain consistent with our original estimates of $125,000 per unit. We expended $22.2 million through December 31, 2008, and expect to spend an additional $27.8 million in 2009.

Because we own rather than lease a significant number of our properties, we have the ability to add additional units onto existing properties without complications such as renegotiating leases with landlords. Expansions are targeted where existing residences have demonstrated the ability to support increased capacity. We continually evaluate ways to expand our portfolio of properties. See Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations – Executive Overview," in this Annual Report for a discussion of our business strategies.

Servicemarks

We market and operate all of our residences under their own unique names. We do not consider servicemarks to be important to our business.

Seasonality

While our business generally does not experience significant fluctuations from seasonality, winter months tend to result in more residents exiting our residences due to illnesses requiring hospitalization or skilled nursing facility services.

Working Capital

It is not unusual for us to operate with a negative working capital position because our revenues are collected more quickly, often in advance, than our obligations are required to be paid. This can result in a low level of current assets to the extent cash has been deployed in business development opportunities or used to repay longer term liabilities.

Customers

Payments from residents (or their responsible parties) who pay us directly ("private pay") comprised approximately 92%, 85% and 79% of our revenues in 2008, 2007 and 2006, respectively. Our business is not materially dependent upon any single customer. We depend upon funding from various state Medicaid programs for payments of service fees for residents who pay through these programs. Our election to accept Medicaid within a state is on a residence by residence basis and we are not required to remain in any Medicaid programs (subject to notification requirements where required). Because revenue per resident received from Medicaid programs is significantly lower than from private pay residents, one of our business strategies is to increase the proportion of our units occupied by private pay residents. However, the involuntary termination of Medicaid contracts with certain states could have a material impact on our financial position and results of operations. See Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Medicaid Programs" below.

Government Regulation

State licensing agencies regulate our operations and monitor our compliance with a variety of state and local laws governing licensure, changes of ownership, personal and nursing services, accommodations, construction, life safety, food service, and cosmetology. Generally, the state oversight and monitoring of assisted living operators has been less burdensome than experienced in the skilled nursing industry. Areas most often regulated by these state agencies include:

- Qualifications of management and health care personnel;
- Minimum staffing levels;
- Dining services and overall sanitation;
- Personal care and nursing services;
- Assistance or administration of medication/pharmacy services;
- Residency agreements;
- Admission and retention criteria;
- Discharge and transfer requirements; and
- Resident rights.

In addition, in order to participate in the Medicaid program in a state, we must contract with the states and comply with any applicable Medicaid rules and regulations. These Medicaid regulations may set stricter standards than those contained in state and local assisted living rules and regulations.

Assisted living residences are subject to periodic unannounced surveys by state and other local government agencies to assess and assure compliance with the respective regulatory requirements. A survey can also occur following a state's receipt of a complaint regarding a residence. If one of our assisted living residences is cited for alleged deficiencies by the respective state or other agencies, we may be required to implement a plan of correction within a prescribed timeframe. Upon notification or receipt of a deficiency report, our regional and corporate teams assist the residence to develop, implement and submit an appropriate corrective action plan. Most state citations and deficiencies are resolved through the submission of a plan of correction that is reviewed and approved by the state agency. In some instances, the survey team will conduct a re-visit to validate substantial compliance with the state rules and regulations.

Health Privacy Regulations and Health Insurance Portability and Accountability Act

Our assisted living residences are subject to state laws to protect the confidentiality of our residents' health information. We have implemented procedures to meet the requirements of the state laws and we train our residence personnel on those requirements.

We are not a covered entity in respect of the Health Insurance Portability and Accountability Act of 1996, or HIPAA. However, residences which electronically invoice state Medicaid programs are considered covered entities and are subject to HIPAA and its implementing regulations. Currently, we electronically invoice state Medicaid programs in 13 residences in one state. We use state provided software to reduce the complexity and risk in compliance with the HIPAA regulations. HIPAA requires us to comply with standards for the exchange of health information at those residences and to protect the confidentiality and security of health data. The Department of Health and Human Services has issued four rules that mandate the standards with respect to certain healthcare transactions and health information under HIPPA. The four rules pertain to:

- privacy standards to protect the privacy of certain individually identifiable health information;

- standards for electronic data transactions and code sets to allow entities to exchange medical, billing and other information and to process transactions in a more effective manner;
- security of electronic health information privacy; and
- use of a unique national provider identifier.

We believe we are in compliance with these rules as they currently affect our residences that electronically invoice state Medicaid programs. We monitor compliance with health privacy rules including the HIPAA standards. Should it be determined that we have not complied with the new standards, we could be subject to criminal penalties and civil sanctions.

Backlog

The nature of our business does not result in backlogs.

Medicaid Programs

As of December 31, 2008, 74 of our 216 residences participated in State Medicaid programs and at December 31, 2008, 572 units were occupied by Medicaid residents. Medicaid programs generally reimburse providers for the cost associated with the service component of assisted living. Medicaid residents are responsible to pay a certain amount of their available income each month to cover the room and board costs. The reimbursement rates paid to assisted living providers are established by state Medicaid departments and, except for Texas and Arizona, the same rates are paid to all providers irrespective of their actual costs. Reimbursement rates vary significantly from state to state.

In recent years, as state budgets have tightened, Medicaid annual rate increases for home and community-based services have decreased and in some instances rates have been frozen for several years. In order to reduce our reliance upon Medicaid funding, over the last year we decreased the number of our residences participating in the Medicaid program by approximately 28%. Correspondingly, while Medicaid revenues represented 15% of our overall revenues for 2007, Medicaid revenues represented 8.0% of our overall revenues for 2008.

Competition

We expect to face increased competition from new market entrants as the demand for assisted living grows. Providers of assisted living residences compete for residents primarily on the basis of quality of care, price, reputation, physical appearance of the residences, services offered, family preferences, physician referrals, and location. Some of our competitors operate on a not-for-profit basis or as charitable organizations. In addition, providers of assisted living residences compete with home-based residential care, either provided by family members or other third parties. As the general economy declines and unemployment increases, families are less able to afford assisted living or are more willing or available to care for family members at home.

We compete directly with companies that provide assisted living services to seniors as well as other companies that provide similar long-term care alternatives. In most of the communities in which we operate, we face two or three competitors that offer assisted living residences that could be similar to ours in size, price and range of services offered. In addition, we face competition from other providers in the senior living industry, including independent living residences and companies that provide adult day care in the home, congregate care residences where residents elect the services to be provided, continuing care retirement centers on campus-like settings and nursing homes that provide long-term care services.

We prefer to own our residences and, therefore, compete with various real estate investors, such as joint ventures, real estate investment trusts ("REITs") and real estate developers, for land and facility purchases. Generally, real estate investors purchase or construct assisted living residences and enter into management agreements with operators. In July 2008, the Health Care REIT provision of the REIT Improvement Diversification and Empowerment Act was passed as part of the Housing Assistance Act of 2008 allowing REITs to realize more value from their existing properties. Real estate investment companies which may have substantially more resources and greater access to capital markets may compete with us for acquisitions in markets in which we operate or in which we look to operate.

The senior living industry, and specifically the independent living and assisted living segments, is large and fragmented. It is characterized by numerous local and regional operators, although there are several national operators similar in size or larger than us. The independent and assisted living industry can be segregated into different market segments based upon the resources of the target population and the geographic area surrounding the operating residence. Although there are several national providers, we generally do not directly compete with them in the same market segments. A combination of local, regional and national companies, several of which may have substantially more resources than us, compete directly or indirectly in the middle-market, suburban bedroom communities that we target.

We believe that some markets, including some of the markets in which we operate, may have been overbuilt, in part because regulations and other barriers to entry into the assisted living industry are not substantial. In addition, because the number of people who can afford to pay our daily resident fee is limited, the supply of assisted living residences may outpace demand in some markets. The impacts of such overbuilding include:

- increased time to reach capacity at assisted living residences;
- loss of existing residents to new residences;
- pressure to lower or refrain from increasing rates;
- competition for workers in tight labor markets; and
- lower margins until excess units are absorbed.

In general, the markets in which we currently operate are capable of supporting only three or four assisted living residences.

We believe that each local market is different, and our responses to the specific competitive environment in any market will vary. However, if a competitor were to attempt to enter one of the markets in which we operate, we may be required to reduce our rates, provide additional services, or expand our residence to meet perceived additional demand. We may not be able to compete effectively in markets that become overbuilt.

We believe our major competitive strengths are:

- the size and breadth of our portfolio, and the depth of our experience in the senior living industry, which allow us to achieve operating efficiencies that many of our competitors in the highly fragmented senior living industry cannot;
- our ownership of 153 assisted living residences, or more than 70% of the total number of residences we operate, which increases our operating flexibility by allowing us to refurbish or expand residences to meet changing consumer demands without having to obtain landlord consent, and divest residences and exit markets at our discretion;
- the staffing model of our residences which emphasizes the importance we place on delivering high quality care to our residents, with a particular emphasis on preventative care and wellness; and
- targeting communities based on their demographic profile, the average wealth of the population, and the cost of operating in the community.

Employees

As of December 31, 2008, we employed approximately 4,650 people, including approximately 350 registered and licensed practical nurses, 2,630 nursing assistants and 1,670 dietary, housekeeping, maintenance and other staff.

We have not been subject to union organization efforts at our residences. To our knowledge, we have not been and are not currently subject to any other organizational efforts.

The national shortage of nurses and other personnel has required us to adjust our wage and benefits packages to compete in the healthcare marketplace. We compete with other healthcare providers for nurses and residence directors and with various industries for healthcare assistants and other lower-wage employees. To the extent practicable, we avoid using temporary staff. We have been subject to additional costs associated with the increasing levels of reference and criminal background checks that we have performed on our hired staff to ensure that they are suitable for the functions they will perform within our residences. Our inability to control labor availability and costs could have a material adverse effect on our future operating results.

Corporate Organization

Our corporate headquarters is located in Menomonee Falls, Wisconsin, where we have centralized various functions in support of our assisted living operations, including our human resources, legal, purchasing, internal audit, and accounting and information technology support functions. At our corporate offices, senior management provides overall strategic direction, seeks development and acquisition opportunities, and manages the overall assisted living business. The human resources function implements corporate personnel policies and administers wage and benefit programs. We have dedicated clinical, marketing, and risk management support groups for our assisted living operations. Senior departmental staff are responsible for the development and implementation of corporate-wide policies pertaining to resident care, employee hiring, training and retention, marketing initiatives and strategies, risk management, residence maintenance, and project coordination.

We have offices in Dallas, Texas, Seattle, Washington, and Menomonee Falls, Wisconsin that oversee our operations in our geographic divisions. A small staff in each office is responsible for overseeing all operational aspects of our residences in the respective divisions through teams of professionals located throughout the area. The area team is responsible for compliance with standards involving resident care, rehabilitative services, recruitment and personnel matters, state regulatory requirements, marketing and sales activities, transactional accounting support, and participation in state associations.

Our operations are organized into a number of different direct and indirect wholly-owned subsidiaries primarily for legal purposes. We manage our operations as a single unit. Operating policies and procedures are substantially the same at each subsidiary. Several of our subsidiaries own and operate a significant number of our total portfolio of residences. No single residence generates more than 2.0% of our total revenues.

Legal Proceedings and Insurance

The provision of services in assisted living residences involves an inherent risk of personal injury liability. Assisted living residences are subject to general and professional liability lawsuits alleging negligence of care and services and related legal theories. Some of these lawsuits may involve substantial claims and can result in significant legal defense costs.

We insure against general and professional liability risks in loss-sensitive insurance policies with affiliated and unaffiliated insurance companies with levels of coverage and self-insured retention levels that we believe are adequate based on the nature and risk of the business, historical experience, and industry standards. We are responsible for the costs of claims up to self-insured limits determined by individual policies and subject to aggregate limits.

Available Information

Our Internet address is www.alcco.com. There we make available, free of charge, our Annual Report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statements and any amendments to those reports as soon as reasonably practicable after we electronically file such materials with, or furnish them to, the SEC. The information found on our website is not part of this or any other report we file with or furnish to the SEC.

ITEM 1A — RISK FACTORS

If any of the risk factors described below develop into actual events, it could have a material adverse effect on our business, financial condition, or results of operations. These are not the only risks facing our company. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial could also adversely affect our business.

Risk Relating to Our Business

Unfavorable economic conditions, such as recessions, high unemployment levels, and declining housing markets, adversely affect the ability of seniors to afford our resident fees and could cause occupancy and revenues to decline.

Economic downturns limit the ability of seniors to afford our resident fees. Some residents depend on income from the sale of their homes or from other investments or financial support from family members in order to afford our resident fees. High unemployment levels may limit the ability of family members to provide financial support and may provide family members with the time necessary to take care of seniors in their homes. Costs to seniors associated with independent and assisted living services are not generally reimbursable under government reimbursement programs such as Medicare and Medicaid. Our occupancy rates and revenues could decline if we are unable to retain or attract seniors with sufficient income, assets or other resources required to pay the fees associated with assisted living services. If our occupancy percentage in 2008 had decreased by one percentage point proportionately across all payer sources, we estimate our revenue would have decreased by approximately $2.3 million.

Our planned exit from Medicaid programs could reduce overall occupancy and revenues. Changes in state laws or regulations could cause us to accelerate our exit from Medicaid programs.

Our strategy to increase revenues by increasing the proportion of units that are occupied by private pay residents includes a planned, gradual exit from state Medicaid programs. As we exit these programs, units formerly occupied by Medicaid residents become available for private pay residents. Additional units may become available if existing residents who had planned to rollover into a Medicaid program decide to seek accommodations at a competing assisted living facility that continues to participate in a Medicaid program. In addition, changes in state laws or regulations that make participation in state Medicaid programs less attractive to us could result in our exit from those programs more quickly than currently contemplated which could accelerate the rate at which units are vacated. There is no assurance that we will be successful in filling these vacant units with private pay residents. Failure to successfully fill vacated units with private pay residents on a timely basis could adversely affect our operations and financial results.

We face numerous competitors and, if we are unable to compete successfully, we could lose market share and revenue.

The assisted living business is highly competitive, particularly with respect to private pay residents. We compete locally and regionally with other long-term care providers, including other assisted living residences, independent living providers, and congregate care providers, home healthcare providers, nursing residences, and continuing care retirement centers, including both for-profit and not-for-profit entities. We compete based on price, the types of services provided, quality of care, reputation, and the age and appearance of residences. Because there are relatively few barriers to entry in the assisted living industry, competitors could enter the areas in which we operate with new residences or upgrade existing residences. Such residences could offer residents more appealing residences with more amenities than ours at a lower cost. The availability and quality of competing residences in the areas in which we operate can significantly influence occupancy levels in our assisted living residences. The entrance of any additional competitors or the expansion of existing competing residences could result in our loss of market share and revenue.

If we fail to cultivate new or maintain existing relationships with resident reference sources in the markets in which we operate, our occupancy percentage, payer mix and resident rates may deteriorate.

Our ability to improve our overall occupancy percentage, payer mix and resident rates, depends on our reputation in the communities we serve and our ability to successfully market to our target population. A large part of our marketing and sales efforts is directed towards cultivating and maintaining relationships with key community organizations who work with seniors, physicians and other healthcare providers in the communities we serve, whose referral practices significantly affect the choices seniors make with respect to their long-term care needs. If we are unable to successfully cultivate and maintain strong relationships with these community organizations, physicians and other healthcare providers, our occupancy rates and revenue could decline.

Events which adversely affect the perceived desirability or safety of our residences to current or potential residents could cause occupancy and revenues to decline.

Our success depends upon maintaining our reputation for providing high value assisted living services. In addition, our residents live in close proximity to one another and may be more susceptible to disease than the general population. Any event that raises questions about the quality of the management of one or more of our residences or that raises issues about the health or safety of our residents could cause occupancy or revenues to decline.

Decisions by residents to terminate their residency agreements could adversely affect our revenues, earnings and occupancy levels.

State regulations governing assisted living residences require a written residency agreement with each resident. These regulations also require that residents have the right to terminate their residency agreements for any reason on reasonable notice. Accordingly, our residency agreements allow residents to terminate their agreements upon 0 to 30 days' notice. If multiple residents terminate their residency agreements at or around the same time, our revenues and occupancy rates could decrease, which could adversely affect our financial condition and results of operations.

Labor costs comprise a substantial portion of our operating expenses. An increase in wages, as a result of a shortage of qualified personnel or otherwise, or an increase in staffing requirements as a result of regulatory changes, could substantially increase our operating costs.

We compete with other healthcare providers for residence directors and nurses and with various industries for healthcare assistants and other employees. A national shortage of nurses and other trained personnel, a shortage of workers in some of the communities we serve, and general inflationary pressures have forced us to enhance our wage and benefits packages in order to compete for qualified personnel. In order to supplement staffing levels, we periodically may be forced to use more costly temporary help from staffing agencies. Because labor costs represent a substantial portion of our operating expenses, increases in wage rates could have a material adverse effect on our future operating results. In addition, regulatory changes could increase staffing requirements which could have a material adverse effect on our operating results.

We may not be able to increase residents' fees enough to cover increased energy, food or other costs, which could reduce our operating margins.

Energy and food costs comprise a significant portion of our operating expenses. We generally try to pass increases in energy, food and other costs on to our residents but may not be able to if residents are not able to afford the increased costs. Increased energy, food, and other costs could result in lower margins, lower revenues from lower occupancy following rate increases, or both.

We may not be able to compete effectively in those markets where overbuilding exists and future overbuilding in markets where we operate could adversely affect our operations.

Overbuilding in the senior living industry in the late 1990s reduced occupancy and revenue rates at assisted living residences. This, combined with unsustainable levels of indebtedness, forced several assisted living residence operators, including ALC, into bankruptcy. The occurrence of another period of overbuilding could adversely affect our future occupancy and resident fee rates.

We may not be able to successfully complete the acquisition of new residences or the expansion of existing residences which could adversely affect our operations.

Our growth strategy includes the acquisition of new residences as well as the expansion of existing residences. We select acquisition and expansion candidates with the expectation that they will add value to ALC. However, there is no assurance that we will be successful in selecting the right residences to acquire or expand, that acquisitions or expansions will be completed without unexpected negative surprises, or that we will be successful in filling new residential units. Failure to successfully complete acquisitions or expansions could adversely affect our operations and financial results.

Competition for the acquisition of strategic assets from buyers with lower costs of capital than us or that have lower return expectations than we do could limit our ability to compete for strategic acquisitions and therefore to grow our business effectively.

Several real estate investment trusts, or REITs, have similar acquisition objectives as we do, as well as greater financial resources and lower costs of capital than we may be able to obtain. This may increase competition for acquisitions that would be suitable to us, making it more difficult for us to compete and successfully implement our growth strategy. There is significant competition among potential acquirers in the senior living industry, including REITs, and we may not be able to successfully implement our growth strategy or complete acquisitions as a result of competition from REITs.

Costs associated with capital improvements could adversely affect our profitability.

Numerous factors, many of which are beyond our control, may influence the ultimate costs and timing of various capital improvements, including: availability of financing on favorable terms; increases in the cost of construction materials and labor; additional land acquisition costs; litigation, accidents or natural disasters affecting construction; national or regional economic changes; environmental or hazardous conditions; and undetected soil or land conditions.

We operate in an industry that has an inherent risk of personal injury claims. If one or more claims are successfully made against us, our financial condition and results of operations could be materially and adversely affected.

Personal injury claims and lawsuits can result in significant legal defense costs, settlement amounts and awards. In some states, state law may prohibit or limit insurance coverage for the risk of punitive damages arising from professional liability and general liability or litigation. As a result, we may be liable for punitive damage awards in these states that either are not covered or are in excess of our insurance policy limits. We insure against general and professional liability risks with affiliated and unaffiliated insurance companies with levels of coverage and self-insured retention levels that we believe are adequate based on the nature and risk of our business, historical experience and industry standards. We are responsible for the costs of claims up to a self-insured limit determined by individual policies and subject to aggregate limits. We accrue for self-insured liabilities based upon an actuarial projection of future self-insured liabilities, and have an independent actuary review our claims experience and attest to the adequacy of our accrual on an annual basis. Claims in excess of our insurance may, however, be asserted and claims against us may not be covered by our insurance policies. If a lawsuit or claim arises that ultimately results in an uninsured loss or a loss in excess of insured limits, our financial condition and results of operation could be materially and adversely affected. Furthermore, claims against us, regardless of their merit or eventual outcome, could have a negative effect on our reputation and our ability to attract residents and could cause us to incur significant defense costs and our management to devote time to matters unrelated to the day-to-day operation of our business.

We self-insure a portion of our general and professional liability, workers' compensation, health and dental and certain other risks.

We insure against general and professional liability and workers' compensation risks with levels of coverage and self-insured retention levels that we believe are adequate based upon the nature and risk of the business, historical experience, and industry standards. In addition, for the majority of our employees, we self-insure our health and dental coverage. Our costs related to our self-insurance are a direct result of claims incurred, some of which are not within our control. Although we employ risk management personnel to manage liability risks, maintain safe workplaces, and manage workers' compensation claims and we use a third-party provider to manage our health claims, any materially adverse claim experience could have an adverse affect on our business.

We operate in a regulated industry. Failure to comply with laws or government regulation could lead to fines and penalties.

The regulatory requirements for assisted living residence licensure and participation in Medicaid programs generally prescribe standards relating to the provision of services, resident rights, qualification and level of staffing, employee training, administration and supervision of medication needs for the residents, and the physical environment and administration. These requirements could affect our ability to expand into new markets, to expand our services and residences in existing markets and, if any of our presently licensed residences were to operate outside of its licensing authority, may subject us to penalties including closure of the residence. Future regulatory developments as well as mandatory increases in the scope and severity of deficiencies determined by survey or inspection officials could cause our operations to suffer.

Compliance with the Americans with Disabilities Act, Fair Housing Act, and fire, safety and other regulations may require us to make unanticipated expenditures which could increase our costs and therefore adversely affect our earnings and financial condition.

Our residences are required to comply with the Americans with Disabilities Act, or ADA. The ADA generally requires that buildings be made accessible to people with disabilities. We must also comply with the Fair Housing Act, which prohibits us from discriminating against individuals on certain bases in any of our practices if it would cause such individuals to face barriers in gaining residency in any of our residences. In addition, we are required to operate our residences in compliance with applicable fire and safety regulations, building codes and other land use regulations and food licensing or certification requirements as they may be adopted by governmental agencies and bodies from time to time. We may be required to make substantial expenditures to comply with those requirements.

We face periodic reviews, audits and investigations under our contracts with federal and state government agencies, and these audits could have adverse findings that may negatively impact our business.

As a result of our participation in the Medicaid programs, we are subject to various governmental reviews, audits and investigations to verify our compliance with these programs and applicable laws and regulations. Private pay sources may also reserve the right to conduct audits. An adverse review, audit or investigation could result in refunding amounts we have been paid, fines, penalties and other sanctions, loss of our right to participate in the Medicaid programs or one or more private payer networks, and damage to our reputation. We also are subject to potential lawsuits under a federal whistleblower statute designed to combat fraud and abuse in the healthcare industry. These lawsuits can involve significant monetary awards to private plaintiffs who successfully bring these suits.

Failure to comply with laws governing the transmission and privacy of health information could materially and adversely affect our financial condition and results of operations.

We are subject to state laws to protect the confidentiality of our resident's health information. In addition, we are subject to the Health Insurance Portability and Accountability Act of 1996, or HIPAA, in 13 of our residences in Texas where we electronically invoice the state's Medicaid program. HIPAA requires us to comply with standards relating to the privacy of protected health information, the exchange of health information within our company and with third parties, and the confidentiality and security of protected electronic health information. Our ability to comply with the transaction and security standards of HIPAA is, in part, dependent upon third parties, such as the state that provides us the software to electronically invoice and other fiscal intermediaries and state program payers. If we do not comply with the HIPAA standards or state laws, we could be subject to civil sanctions, which could materially and adversely affect our financial condition and results of operations.

Market conditions could restrict our ability to fill refurbished residences and expansion units.

Our business strategies include refurbishing under-performing residences and expanding high-performing residences to attract new residents. If we fail to fill refurbished or expanded residences, it could adversely affect operating results.

State regulations affecting the construction or expansion of healthcare providers could impair our ability to expand through construction and redevelopment.

Several states have established certificate of need processes to regulate the expansion of assisted living residences. If additional states implement certificate of need or other similar requirements for assisted living residences, our failure or inability to obtain the necessary approvals, changes in the standards applicable to such approvals, and possible delays and expenses associated with obtaining such approvals could adversely affect our ability to expand and, accordingly, to increase revenues and earnings.

Risk Relating to Our Indebtedness and Lease Arrangements

Financial market conditions could restrict the availability of credit which could adversely affect our ability to refinance indebtedness or to borrow funds for working capital, acquisitions, expansions and share repurchases.

Recent turmoil in financial markets has severely restricted the availability of funds for borrowing. We believe the lenders under our $120 million revolving credit facility will continue to meet their obligations to fund our borrowing requests. However, given the current uncertainty in financial markets, we can not provide assurance of their continued ability to meet their obligations under the credit facility. We believe that existing funds and cash flow from operations will be sufficient to fund our operations, expansion program, and required payments of principal and interest on our debt until the maturity of our $120 million credit facility in November 2011. In the event that our lenders were unable to fulfill their obligations to provide funds upon our request under the $120 million revolving credit facility, it could have a material adverse impact on our ability to fund future expansions, acquisitions and share repurchases.

Our credit facility, existing mortgage loans and lease agreements contain covenants that restrict our operations. Any default under such facilities, loans or leases could result in the acceleration of indebtedness, cross-defaults, or lease terminations, any of which would negatively impact our liquidity and inhibit our ability to grow our business and increase revenues.

Our credit facility contains financial covenants and cross-default provisions that may inhibit our ability to grow our business and increase revenues. In some cases, indebtedness is secured by both a mortgage on a residence (or residences) and a guaranty by us. In the event of a default under one of these scenarios, the lender could avoid judicial procedures required to foreclose on real property by declaring all amounts outstanding under the guaranty immediately due and payable and requiring us to fulfill our obligations to make such payments. In addition, our leases contain financial and operating covenants and cross default provisions. Breaches of certain lease covenants could give the landlord the right to require us to pre-pay future lease payments, write off our related assets and replace us with new operators. The realization of any of these scenarios could have an adverse effect on our financial condition and capital structure. Further, because our mortgages and leases generally contain cross-default and cross-collateralization provisions, a default by us related to one residence could affect a significant number of residences and their corresponding financing arrangements and leases.

If we do not comply with the requirements prescribed within our leases or debt agreements pertaining to revenue bonds, we would be subject to financial penalties.

In connection with the construction or lease of some of our residences, we or our landlord issued federal income tax exempt revenue bonds guaranteed by the states in which they were issued. Under the terms of the debt agreements relating to some of these bonds, we are required, among other things, to lease at least 20% of the units of the projects to low or moderate income persons as defined in Section 142(d) of the Internal Revenue Code. Non-compliance with these restrictions may result in an event of default and cause fines and other financial costs to us. For revenue bonds issued pursuant to our lease agreements, an event of default would result in a default of the terms of the lease and could adversely affect our financial condition and results of operations.

If we do not comply with terms of the leases related to certain of our assisted living residences, or if we fail to maintain the residences, we could be faced with financial penalties and/or the termination of the lease related to the residence.

Certain of our leases require us to maintain a standard of property appearance and maintenance, operating performance and insurance requirements and require us to provide the landlord with our financial records and grant the landlord the right to inspect the residences. Failure to meet the conditions of any particular lease could result in a default under such lease, which could lead to the loss of the right to operate on the premises, and financial and other costs.

Our indebtedness and long-term leases could adversely affect our liquidity and our ability to operate our business and our ability to execute our growth strategy.

Our level of indebtedness and our long-term leases could adversely affect our future operations or impact our stockholders for several reasons, including, without limitation:

- we may have little or no cash flow apart from cash flow that is dedicated to the payment of any interest, principal or amortization required with respect to outstanding indebtedness and lease payments with respect to our long-term leases;
- increases in our outstanding indebtedness, leverage and long-term leases will increase our vulnerability to adverse changes in general economic and industry conditions, as well as to competitive pressure; and
- increases in our outstanding indebtedness may limit our ability to obtain additional financing for working capital, capital expenditures, acquisitions, general corporate and other purposes.

Our ability to make payments of principal and interest on our indebtedness and to make lease payments on our leases depends upon our future performance, which will be subject to general economic conditions, industry cycles and financial, business and other factors affecting our operations, many of which are beyond our control. If we are unable to generate sufficient cash flow from operations in the future to service our debt or to make lease payments on our leases, we may be required, among other things, to seek additional financing in the debt or equity markets, refinance or restructure all or a portion of our indebtedness, sell selected assets, reduce or delay planned capital expenditures, or delay or abandon desirable acquisitions. Such measures might not be sufficient to enable us to service our debt or to make lease payments on our leases. The failure to make required payments on our debt or leases or the delay or abandonment of our planned growth strategy could result in an adverse effect on our future ability to generate revenues and sustain profitability. In addition, any such financing, refinancing or sale of assets might not be available on economically favorable terms to us.

Increases in market interest rates or various financial indices could significantly increase the costs of our unhedged debt and lease obligations, which could adversely affect our liquidity and earnings.

To the extent they are unhedged, borrowings under our revolving credit facility are exposed to variable interest rates. In addition, some of our residences are leased under leases whose rental rates increase at their renewal dates based on financial indices such as the Consumer Price Index. Increases in prevailing interest rates, or financial indices, could increase our payment obligations which would negatively impact our liquidity and earnings.

Risks Relating to Our Class A Common Stock and Our Continuing Relationships with Scotia Investments Limited and Extendicare

Our corporate governance documents may delay or prevent an acquisition of us that stockholders may consider favorable.

Our articles of incorporation and bylaws include a number of provisions that may deter hostile takeovers or changes of control. These provisions include:

- the authority of our board of directors to issue shares of preferred stock and to determine the price, rights, preferences, and privileges of these shares, without stockholder approval;
- all stockholder actions must be effected at a duly called meeting of stockholders or by the unanimous written consent of stockholders, unless such action or proposal is first approved by our board of directors;
- special meetings of the stockholders may be called only by our board of directors;
- stockholders are required to give advance notice of business to be proposed at a meeting of stockholders; and
- cumulative voting is not allowed in the election of our directors.

We have only operated as a separate publicly-traded company for a relatively short period of time and our historical financial information may not be a reliable indicator of future results.

Our prospects must be considered in light of the risks, expenses and difficulties encountered by recently independent companies in the early stages of independent business operations. Furthermore, our assets and liabilities prior to our separation from Extendicare were different from the assets and liabilities that are reflected in our historical financial statements. Therefore, the historical financial information included in this report for periods prior to our separation from Extendicare does not reflect the financial condition, results of operations or cash flows we would have achieved as a separate publicly-traded company during the periods and may not be an indication of how we will perform in the future.

We could be liable for taxes imposed on Extendicare with respect to the distribution of our common stock.

Extendicare is subject to U.S. Federal income tax on the distribution of our common stock. Under U.S. Federal income tax law, ALC and Extendicare are jointly and severally liable for any taxes imposed on Extendicare for the periods during which we were a member of its consolidated group, including any taxes imposed with respect to the distribution of our common stock. Under our tax allocation agreement with Extendicare, Extendicare has agreed to indemnify us if we are held liable for any taxes imposed in connection with the distribution of common stock. However, Extendicare may not have sufficient assets to satisfy any such liability, and we may not successfully recover from Extendicare any amounts for which we are held liable. Our liability for any taxes imposed on Extendicare could have a material adverse effect on our results of operations and financial condition.

Scotia Investments Limited has the ability to control the direction of our business. The concentrated ownership of our Class B Common Stock makes it difficult for holders of our Class A Common Stock to influence significant corporate decisions.

As of December 31, 2008, Scotia Investments Limited, which is owned directly or indirectly by members of the Jodrey family, owned approximately 88% of the outstanding shares of our Class B Common Stock which represents approximately 53% of the total voting power of our common stock. Accordingly, Scotia Investments Limited generally has the ability to influence or control matters requiring stockholder approval, including the nomination and election of directors and the determination of the outcome of corporate transactions such as mergers, acquisitions and asset sales. Our chairman, Mr. Hennigar, and one additional director, Mr. Brotz, are members of the Jodrey family. Mr. Hennigar and Mr. Brotz disclaim beneficial ownership of the shares held by Scotia Investments Limited. In addition, the disproportionate voting rights of our Class B Common Stock may make us a less attractive takeover target.

Conflicts of interest may arise between us and Extendicare that could be resolved in a manner unfavorable to us.

As part of the separation from Extendicare, we entered into a number of transition and service agreements with Extendicare, including agreements dealing with tax allocation, payroll and benefits services, and technology services. We also entered into a separation agreement with Extendicare which covers matters such as the allocation of responsibility for certain pre-existing liabilities. While the agreements other than the separation agreement are generally terminable at ALC's option upon ninety (90) days' notice, questions relating to conflicts of interest may arise between us and Extendicare's successor, Extendicare Real Estate Investment Trust ("Extendicare REIT"), relating to our past and ongoing relationships. Our Vice Chair and director, Mr. Rhinelander, also serves as Chairman and a trustee of Extendicare REIT. Decisions with the potential to create, or appear to create, conflicts of interest could relate to the nature, quality and cost of transitional services rendered to us by Extendicare, competition for potential acquisition or other business opportunities, or employee retention or recruiting.

If Extendicare REIT engages in the same type of business we conduct or takes advantage of business opportunities that might be attractive to us, our ability to successfully operate and expand our business may be hampered.

Extendicare REIT is not prohibited from entering the assisted living business in the United States and could use the knowledge that it gained through its ownership of us to its advantage, which could negatively affect our ability to compete.

ITEM 1B — UNRESOLVED STAFF COMMENTS

None.

ITEM 2 — PROPERTIES

As of December 31, 2008, we operated 216 residences across 20 states, with the capacity to serve 9,154 residents. Of the residences we operated at December 31, 2008, we owned 153 and leased 63 pursuant to operating and capital leases.

Our assisted living operations are outlined in the following table:

	Owned			Leased from Others		Total Residences Under Operation	
	Number	Encumbered (1)	Resident Capacity	Number	Resident Capacity	Number	Resident Capacity
Texas	27	18	1,077	14	563	41	1,640
Indiana	21	8	869	2	78	23	947
Washington	13	5	588	8	308	21	896
Ohio	15	12	583	5	191	20	774
Oregon	11	7	382	8	276	19	658
Wisconsin	12	11	657	—	—	12	657
Iowa	6	3	415	1	35	7	450
Pennsylvania	10	10	376	1	39	11	415
Arizona	7	7	324	2	76	9	400
South Carolina	6	4	234	4	160	10	394
Idaho	5	5	196	4	148	9	344
Nebraska	5	2	168	4	156	9	324
New Jersey	5	5	195	3	117	8	312
Georgia	—	—	—	5	290	5	290
Louisiana	4	3	173	—	—	4	173
Alabama	—	—	—	1	164	1	164
Michigan	4	1	157	—	—	4	157
Minnesota	1	1	60	—	—	1	60
Kentucky	1	1	55	—	—	1	55
Florida	—	—	—	1	44	1	44
Total	153	103	6,509	63	2,645	216	9,154

(1) Certain of our properties are pledged as collateral under debt obligations. See Note 11 to our consolidated financial statements.

Corporate Offices

We own our corporate headquarters which is located in Menomonee Falls, Wisconsin. Our regional offices in Dallas, Texas and Seattle, Washington are leased.

ITEM 3 — LEGAL PROCEEDINGS

We are involved in various unresolved legal matters that arise in the normal course of operations, the most prevalent of which relate to commercial contracts and premises and professional liability matters. Although the outcome of these matters cannot be predicted with certainty and favorable or unfavorable resolutions may affect the results of operations on a quarter-to-quarter basis, we believe that the outcome of such legal and other matters will not have a material adverse effect on our consolidated financial position, results of operations, or liquidity.

ITEM 4 — SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of security holders during the fourth quarter of 2008.

Executive Officers of the Registrant

Listed below are the executive officers of ALC, together with their ages, positions and business experience for the past five years. All executive officers hold office at the pleasure of the Board of Directors.

Name	Age	Position
Laurie A. Bebo	38	President and Chief Executive Officer
John Buono	45	Senior Vice President, Chief Financial Officer and Treasurer
Eric B. Fonstad	61	Senior Vice President, General Counsel, and Corporate Secretary
Walter A. Levonowich	52	Vice President and Controller

Laurie A. Bebo Ms. Bebo was Chief Operating Officer of ALC from February 2005 to November 2006 when she became President and Chief Executive Officer of ALC. She was elected a director of ALC in May 2008. Prior to February 2005, Ms. Bebo was employed by EHSI and was responsible for EHSI's skilled nursing, assisted living and independent living operations. She is also a director of Newton Fine Paper LLC.

John Buono. From 2005 until joining ALC in October 2006, Mr. Buono was a consultant at Wind Lake Solutions, Inc., an engineering consulting firm. From 2003 to 2005, Mr. Buono was the Chief Financial Officer and Secretary of Total Logistics, Inc., a publicly-owned provider of logistics services and manufacturer of refrigerator casements, and from 1988 until 2001 Mr. Buono was the Corporate Director-Accounting and Assistant Treasurer of Sybron International, Inc., a publicly-owned manufacturer of products for the laboratory and dental industries.

Eric B. Fonstad. Prior to joining ALC in October 2006, Mr. Fonstad was legal counsel at Experimental Aircraft Association, a large non-profit organization of aviation enthusiasts. From 2000 to 2005, Mr. Fonstad was Secretary and Associate General Counsel of Joy Global Inc., a publicly-owned mining equipment manufacturing and service company.

Walter A. Levonowich. Mr. Levonowich has been Vice President and Controller of ALC since February 2005. Prior to February 2005, he held a number of positions in various financial capacities with EHSI and its subsidiaries, including Vice President of Reimbursement Services and Vice President of Accounting.

PART II

ITEM 5 — MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

On November 10, 2006, we issued 57,543,165 shares of Class A Common Stock, $0.01 par value, and 11,778,433 shares of Class B Common Stock, $0.01 par value in connection with the Separation.

Our Class A Common Stock is listed and began trading on the New York Stock Exchange under the symbol "ALC" on November 10, 2006. The following table shows the high and low sales prices of our Class A Common Stock during the last two fiscal years as reported by the NYSE.

	High	Low
2008:		
First quarter	$ 7.58	$ 5.46
Second quarter	$ 7.56	$ 5.42
Third quarter	$ 7.95	$ 5.05
Fourth quarter	$ 6.45	$ 3.00
2007:		
First quarter	$ 13.18	$ 9.70
Second quarter	$ 12.75	$ 10.10
Third quarter	$ 11.13	$ 8.36
Fourth quarter	$ 10.07	$ 6.49

The closing sale price of our Class A Common Stock as reported on the NYSE on March 2, 2009, was $2.54 per share. As of that date there were 279 holders of record.

Our Class B Common Stock is neither listed nor publicly traded. On March 2, 2009, there were 129 holders of record of our Class B Common Stock.

The relative rights of the Class A Common Stock and the Class B Common Stock are substantially identical in all respects, except for voting rights, conversion rights and transferability. Each share of Class A Common Stock entitles the holder to one vote and each share of Class B Common Stock entitles the holder to 10 votes with respect to each matter presented to our stockholders on which the holders of common stock are entitled to vote.

Each share of Class B Common Stock is convertible at any time and from time to time at the option of the holder thereof into 1.075 shares of Class A Common Stock. In addition, any shares of Class B Common Stock transferred to a person other than a permitted holder (as described in our amended and restated articles of incorporation) of Class B Common Stock will automatically convert into shares of Class A Common Stock on a 1:1.075 basis upon any such transfer. Shares of Class A Common Stock are not convertible into shares of Class B Common Stock.

A reconciliation of our outstanding shares since the Separation is as follows:

		Class A Common Stock	Class B Common Stock	Treasury Stock
November 10, 2006		57,543,165	11,778,433	-
	Conversion of Class B to Class A	1,958,753	(1,822,096)	-
December 31, 2006		59,501,918	9,956,337	-
	Conversion of Class B to Class A	1,321,015	(1,228,879)	-
	Repurchase of Class A Common Stock	(4,691,060)	-	4,691,060
December 31, 2007		56,131,873	8,727,458	4,691,060
	Conversion of Class B to Class A	1,065,306	(991,060)	-
	Repurchase of Class A Common Stock	(4,900,933)	-	4,900,933
December 31, 2008		52,296,246	7,736,398	9,591,993

ISSUER PURCHASES OF EQUITY SECURITIES

The following summary of repurchases of Class A Common Stock during the fourth quarter of 2008 is provided in compliance with Item 703 of Regulation S-K.

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid Per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs (1)
October 1, 2008 to October 31, 2008	--	--	--	$19,816,597
November 1, 2008 to November 30, 2008	931,533 (1)	$4.16	931,533	$15,945,520
December 1, 2008 to December 31, 2008	449,800 (1)	$4.31	449,800	$14,005,542
Total	1,381,333 (1)	$4.21	1,381,333	

(1) Consists of purchases made through the share purchase program originally announced on December 14, 2006, ($20 million), and expanded on August 20, 2007, (additional $20 million), December 18, 2007, (additional $25 million) and August 6, 2008, (additional $15 million), under which ALC may repurchase up to $80 million of its outstanding shares of Class A Common Stock through August 6, 2009, (exclusive of fees).

Performance Graph

The following Performance Graph shows the changes for the period beginning November 10, 2006 (the Separation Date) and ended December 31, 2008 in the value of $100 invested in: (1) ALC's Class A Common Stock; (2) the Standard & Poor's Broad Market Index (the "S&P 500"); and (3) the common stock of the peer group (as defined below) of companies, whose returns represent the arithmetic average for such companies. The values shown for each investment are based on changes in share price and assume the immediate reinvestment of any cash dividends.

COMPARISON OF CUMULATIVE TOTAL RETURN SINCE NOVEMBER 10, 2006
AMONG ASSISTED LIVING CONCEPTS, INC.,
THE S&P 500 INDEX, AND THE PEER GROUP

The following graph assumes $100 invested at the beginning of the measurement period in our Class A Common Stock, the S&P 500 and the peer group, with reinvestment of dividends, and was plotted using the following data:



Dollars
140
130
120
110
100
90
80
70
60
50
40
30
20
10
ALC
Peer Average
S&P 500

	11/10/2006	12/31/2006	6/30/2007	12/31/2007	6/30/2008	12/31/2008
ALC	$100.00	$124.40	$133.96	$94.34	$69.18	$52.20
Peer Average	$100.00	$105.45	$106.69	$91.19	$61.91	$22.45
S&P 500	$100.00	$102.71	$108.87	$107.07	$92.69	$65.41

After reviewing publicly filed documents of various companies, ALC determined that a peer group consisting of Brookdale Senior Living, Inc., Capital Senior Living Corporation, Emeritus Corporation, Five Star Quality Care, Inc. and Sunrise Assisted Living, Inc. most closely matches ALC in terms of market capitalization and market niche.

Dividends

We presently do not intend to pay dividends. Payment of future cash dividends, if any, will be at the discretion of our Board of Directors in accordance with applicable law after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs, plans for expansion, and contractual restrictions with respect to the payment of dividends. Dividends may be restricted under our revolving credit agreement if we fail to maintain consolidated leverage ratio levels specified in that facility.

ITEM 6 — SELECTED FINANCIAL DATA

The following selected financial data as of and for each of the five years in the period ended December 31, 2008 have been derived from our audited consolidated financial statements. The selected financial data do not purport to indicate results of operations as of any future date or for any future period. The selected financial data should be read in conjunction with Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," and our consolidated financial statements and related notes included elsewhere in this report.

As of December 31, 2008, Assisted Living Concepts, Inc. and its subsidiaries ("ALC" or the "Company") operated 216 assisted living residences in 20 states in the United States totaling 9,154 units. ALC's residences average approximately 40 to 60 units and offer residents a supportive, home-like setting and assistance with the activities of daily living.

ALC became an independent, publicly traded company listed on the New York Stock Exchange on November 10, 2006 (the "Separation Date") when ALC Class A and Class B Common Stock was distributed to the stockholders of the parent company Extendicare Inc., ("Extendicare") now known as Extendicare Real Estate Investment Trust (the "Separation").

Effective upon the Separation, the ownership structure of the entities changed and as such became consolidated. All references in this report to ALC financial statements, both pre- and post-Separation Date, are referred to as "consolidated" as opposed to "combined."

For periods prior to the Separation Date the historical consolidated financial and other data in this report have been prepared to include all of Extendicare's assisted living business in the United States, consisting of:

- 177 assisted living residences operated by ALC since the time of the ALC Purchase;
- the assisted living residences operated by EHSI through the Separation Date, which consisted of 32 residences operated by EHSI at December 31, 2005;
- three assisted living residences that were constructed and owned by EHSI (two of which were operated by ALC) during 2005;
- Pearson since its formation;
- A residence in Escanaba, Michigan, since its acquisition on November 1, 2006.

Prior to the Separation, operations were terminated at four of the EHSI residences and were presented as discontinued operations. At the Separation Date, the historical financial statements included 209 residences (two of which remained with EHSI).

After the Separation Date, historical consolidated financial and other data include Pearson, 178 assisted living residences operated by ALC (including the Escanaba residence), 29 residences purchased from EHSI, one residence acquired by ALC in July 2007 and eight leased residences acquired by ALC in January 2008, from and after their respective dates of acquisition. As of the date of this report, ALC operated a total of 216 residences.

The historical consolidated financial and other operating data prior to the Separation Date do not contain data related to certain assets and operations that were transferred to ALC such as share investments in Omnicare, Inc. ("Omnicare"), Bam Investments Corporation ("BAM"), and MedX Health Corporation ("MedX"), or cash and other investments in Pearson, and do include certain assets and operations that were not transferred to ALC in connection with the Separation such as certain EHSI properties as they did not fit the targeted portfolio profile or were not readily separable from EHSI's operations. The differences between the historical consolidated financial data and financial data for the assets and the operations transferred in the Separation are immaterial.

The consolidated financial statements of ALC have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management's most significant estimates include measurement of acquired assets and liabilities in business combinations, valuation of assets and determination of asset impairment, self-insured liabilities for general and professional liability, workers' compensation and health and dental claims, valuation of conditional asset retirement obligations, and valuation of deferred tax assets. Actual results could differ from those estimates.

Certain reclassifications have been made to the 2007 consolidated financial statements to conform to the presentation for 2008.

The financial information presented below may not reflect what our results of operations, financial position and cash flows would have been had we operated as a separate, stand-alone entity during the periods presented or what our results of operations, financial position and cash flows will be in the future.

	Year Ended December 31,				
	2008	2007	2006	2005	2004
Income Statement Data:	(In thousands, except per share data)				
Revenues	$ 234,085	$ 229,347	$ 231,148	$ 204,949	$ 33,076
Expenses:					
Residence operations (exclusive of depreciation and amortization and residence lease expense shown below)	152,851	151,684	153,347	138,126	23,837
General and administrative	12,789	13,073	10,857	6,789	506
Residence lease expense	19,900	14,310	14,291	12,852	66
Depreciation and amortization	18,710	17,642	16,699	14,750	3,281
Transaction costs	—	56	4,415	—	—
Impairment of long-lived assets	—	—	3,080	—	—
Income from operations	29,835	32,582	28,459	32,432	5,386
Interest expense, net	(7,097)	(5,091)	(9,197)	(11,603)	(1,738)
Loss on early retirement of debt	—	—	—	—	(647)
Income from continuing operations before income taxes	22,738	27,491	19,262	20,829	3,001
Income tax expense	(8,415)	(10,312)	(8,727)	(8,119)	(1,138)
Net income from continuing operations	14,323	17,179	10,535	12,710	1,863
Net loss from discontinued operations	—	—	(1,526)	(368)	(228)
Net income	$ 14,323	$ 17,179	$ 9,009	$ 12,342	$ 1,635
Per share data (1):					
Basic earnings per common share:					
Income from continuing operations	$ 0.23	$ 0.25	$ 0.15	$ 0.18	$ 0.02
Loss from discontinued operations	—	—	(0.02)	—	—
Net Income	$ 0.23	$ 0.25	$ 0.13	$ 0.18	$ 0.02
Diluted earnings per common share:					
Income from continuing operations	$ 0.23	$ 0.25	$ 0.15	$ 0.18	$ 0.02
Loss from discontinued operations	—	—	(0.02)	—	—
Net income	$ 0.23	$ 0.25	$ 0.13	$ 0.18	$ 0.02

	Year Ended December 31,				
	2008	2007	2006	2005	2004
Balance Sheet Data (at end of period):	(In thousands)				
Cash and cash equivalents	$ 19,905	$ 14,066	$ 19,951	$ 6,439	$ 119
Property and equipment	422,791	395,141	374,612	378,362	73,390
Total assets	498,621	476,241	447,340	420,697	84,622
Total debt	156,282	129,719	90,636	131,526	—
Parent's investment	—	—	—	203,443	79,372
Stockholders' equity	279,739	294,534	316,838	—	—

(1) For periods prior to December 31, 2006, basic and diluted earnings per share are computed using shares outstanding as of the Separation Date.

ITEM 7 — MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements. Forward-looking statements are subject to risks, uncertainties and assumptions which could cause actual results to differ materially from those projected, including those described in Item 1A "Risk Factors," in Part I of this report and in "Forward-Looking Statements and Cautionary Factors" in Item 9B "Other Information" in Part II of this report.

The following discussion should be read in conjunction with our consolidated financial statements and the related notes to the consolidated financial statements in Item 8, "Financial Statements and Supplementary Data," in Part II of this report.

History

Assisted Living Concepts, Inc. ("ALC") was formed as a Nevada corporation in 1994 and operated as an independent company until January 31, 2005 when it was acquired by Extendicare Health Services, Inc. ("EHSI") (the "ALC Purchase"), a wholly-owned subsidiary of Extendicare Inc. ("Extendicare"). At that time ALC operated 177 assisted living residences in 14 states with a total of 6,838 units.

Following the ALC Purchase, Extendicare consolidated its assisted living operations with ALC's and reorganized ALC's internal reporting structure and operations to include previously owned EHSI assisted living residences. Between January 31, 2005 and November 10, 2006, ALC operated its 177 residences and between 29 and 35 residences owned by EHSI.

On November 10, 2006 (the "Separation Date"), ALC became an independent, publicly traded company listed on the New York Stock Exchange when it separated (the "Separation") from Extendicare. Shortly before the Separation, ALC purchased 29 assisted living residences from EHSI consisting of 1,412 units and acquired an assisted living residence in Escanaba, Michigan consisting of 40 units. Together with ALC's original 6,838 units and after certain other adjustments, ALC operated a total of 8,302 units at December 31, 2006. On July 20, 2007 ALC acquired a 185 unit property in Dubuque, Iowa and in the fourth quarter of 2007, opened additions to two existing properties which added 48 additional units. ALC operated 8,535 units as of December 31, 2007. On January 1, 2008, ALC acquired the operations of eight leased residences totaling 541 units and at the end of the fourth quarter of 2008, ALC opened additions on four of its properties adding an additional 78 units. At December 31, 2008 ALC operated a total of 9,154 units in 20 states.

We own 153 of our residences, lease five under capital leases with an option to purchase in 2009, with the remaining 58 under long-term leases, giving us significant operational flexibility with respect to our properties.

Executive Overview

At the time of the ALC Purchase, a relatively large proportion of ALC residents paid for assisted living services through Medicaid programs. At December 31, 2005, approximately 32.9% of residents at the 177 ALC properties were paying through Medicaid and, overall when consolidated with the EHSI properties, 29.8% were paying through Medicaid. Private pay rates generally exceed those offered through Medicaid programs by 25% to 35%.

Because of this disparity in pay rates for comparable rooms and services, we initiated a program in 2006 to make additional units available to private pay residents by reducing the number of units occupied by residents paying through the various state Medicaid programs. We exited Medicaid contracts at an accelerated pace in 2007, primarily in response to actions by the State of Texas to initiate a managed Medicaid system. Although the accelerated phase of our exit from Medicaid contracts is complete, our Medicaid census continues to decline because we no longer accept new Medicaid residents and only allow private pay residents to roll over into the Medicaid program at a very limited number of residences. We continued this strategy through 2008 and intend to continue it in the future. The impact on both the Medicaid and overall occupancy from these initiatives is referred to in this report as the "Medicaid Impact". As of December 31, 2008, 2007 and 2006, we had 572, 939, and 1,914 residents, respectively, paying through Medicaid. For the years ended December 31, 2008, 2007 and 2006, our average Medicaid census represented 11.6%, 20.4% and 27.8%, respectively, of our population and 8.3%, 15.0% and 21.0% of our revenues.

The January 1, 2008 acquisition of the operations of BBLRG, LLC doing business as CaraVita (the "CaraVita Acquisition") consisting of eight leased residences added 481 private pay residents to our occupancy. If we had not made the CaraVita Acquisition, our occupancy would have declined during 2008. We believe that the implementation of the Private Pay Impact combined with deteriorating conditions in the general economy were major factors in the decline in private pay occupancy in 2008. We believe that the decline in private pay occupancy in 2008 resulted from a combination of factors, including:

- private pay residents who left our residences because they could no longer rollover from private pay into Medicaid programs;
- residents' inability to obtain necessary funds from the sale of their homes or from other investments; and
- the increased ability and willingness of other family members to provide care at home.

The impact of these factors is referred to in this report as the "Private Pay Impact". In the event general economic conditions fail to improve, we believe these negative occupancy and revenue trends may continue.

Average private pay occupancy in 2008 on an overall basis increased by 230 units over 2007. The increase resulted from the addition of 481 occupied private pay units in the CaraVita Acquisition and 47 occupied private pay units representing 85 occupied units for the first 201 days of 2007 from the July 20, 2007 acquisition of a newly built residence in Dubuque, Iowa (the "Dubuque Acquisition"), partially offset by a reduction of a total of 298 private pay occupied units in our same residence portfolio and in the CaraVita and Dubuque Acquisitions since their respective dates of acquisition.

As a result of the Medicaid Impact, Private Pay Impact, and CaraVita and Dubuque Acquisitions, the average occupancy for all of our residences was 68.9%, 79.1% and 85.0% in 2008, 2007 and 2006, respectively, and the percentage of our revenues from private pay sources was 91.7%, 85.0% and 79.0%, respectively. We believe that reducing the number of units available for residents who pay through Medicaid programs is a necessary part of our long-term strategy to improve the overall revenue base. Our overall average revenue per occupied unit day in 2008, 2007 and 2006 was $102.24, $94.19 and $87.06, respectively.

Business Strategies

We plan to grow our revenue and operating income by:

- increasing the overall size and attractiveness of our portfolio by building additional capacity and refurbishing existing residences and by making acquisitions;
- increasing our occupancy rate and the percentage of revenue derived from private pay sources; and
- applying operating efficiencies achievable from owning a large number of assisted living residences.

Increasing the overall size and attractiveness of our portfolio by building additional capacity and refurbishing existing residences and by making acquisitions

In February 2007, we announced plans to add a total of 400 units to our existing owned buildings. By the end of 2008, we had completed, licensed, and begun accepting new residents in approximately 80 of these units. Construction continues on the remaining expansion units. Weather issues, primarily related to heavy rains and flooding in the Midwest, hurricanes in the Texas and Louisiana regions, obtaining regulatory approvals and other unforeseen circumstances have resulted in timing delays. As of the date of this report, we are targeting completion of 170 units in the first quarter of 2009, 100 in the second quarter, 25 units in the third quarter and the remaining 25 in the fourth quarter of 2009. We expended $22.2 million through December 31, 2008, and expect to spend an additional $27.8 million in 2009 related to this expansion program. Cost estimates remain consistent with our original estimates of $125,000 per unit. This unit cost includes the addition of common areas such as media rooms, family gathering areas and exercise facilities. Our process of selecting buildings for expansion consisted of identifying what we believe to be our best performing buildings as determined by factors such as occupancy, strength of the local management team, private pay mix, and demographic trends for the area. We expect to continue to evaluate our portfolio of properties for potential expansion opportunities but have no immediate plans to add additional units to existing buildings.

In 2008 we temporarily closed, refurbished and reopened two residences in Arizona consisting of 98 units. In addition, in 2008 we temporarily closed a 50 unit residence in Texas which we plan to begin refurbishing in early 2009. We expect to temporarily close and refurbish three residences consisting of 109 units in Oregon in early 2009. We expect these projects to take six to nine months to complete and that it will take the residences approximately twelve additional months to stabilize occupancy. We believe refurbishment projects are necessary where markets have strong growth potential and our existing residence needs to be upgraded and repositioned in the market. We expect to spend approximately $200,000 to $400,000 on each of these projects. We may temporarily close and refurbish other residences from time to time.

We intend to continue to grow our portfolio of residences by making selective acquisitions in markets with favorable private pay demographics. In November 2006, we acquired a fully tenanted private pay 40 unit assisted living residence in Escanaba, Michigan at a cost of approximately $4.6 million. This residence is included in our current expansion program. On July 20, 2007, we completed the Dubuque Acquisition, the acquisition of a newly constructed 185 unit assisted/independent living residence in Dubuque, Iowa at a cost of approximately $24.4 million. Effective January 1, 2008, we completed the CaraVita Acquisition, the acquisition of the operations of eight leased assisted living residences with a total of 541 units for a purchase price including expenses of $14.8 million. The residences, five of which are located in Georgia and one in each of South Carolina, Alabama and Florida, were occupied with 481 private pay residents at the time of acquisition. The lease has an initial term expiring in March 2015 with three five-year renewal options.

Because of the size of our operations and the depth of our experience in the senior living industry, we believe we are able to effectively identify and maximize cost efficiencies and expand our portfolio by investing in attractive assets in our target communities. Additional regional, divisional and corporate costs associated with our growth are anticipated to be proportionate to current operating levels. Acquiring additional properties can require significant outlays of cash. Our ability to make future acquisitions may be limited by general economic conditions affecting credit markets. See "Future Liquidity and Capital Resources" below.

Increasing our occupancy rate and the percentage of revenue derived from private pay sources

One of our strategies is to increase the number of residents in our residences who are private pay, both by filling existing vacancies with private pay residents and by gradually decreasing the number of units that are available for residents who rely on Medicaid. We use a focused sales and marketing effort designed to increase demand for our services among private pay residents and to establish ALC as the provider of choice for residents who value wellness and quality of care.

We plan to continue to improve our payer mix by increasing the size of our private pay population. Specifically, from November 2006 through December 31, 2008, we increased the number of units available to private pay residents by exiting Medicaid contracts at 44 of our residences and reaching an agreement with the state of Oregon to gradually reduce the number of units available to Medicaid residents through attrition. In limited circumstances we may be required to allow residents who are private pay to remain in the residence if they later convert to Medicaid. We plan to continue to focus on moving private pay residents into our residences.

We consider improvement in payer mix an important part of our long-term strategy to improve the overall revenue base. To the extent we have not been able to immediately fill vacancies created by the exit of Medicaid residents with private pay residents, the reduction in the number of units occupied by Medicaid residents has significantly contributed to overall occupancy and revenue reductions. If general economic conditions fail to improve, our ability to fill vacant units with private pay residents may continue to be difficult and the negative occupancy and revenue trends may continue. However, as the proportion of population in our residences who pay through Medicaid programs trends closer to zero, the impact on our revenues and operating income from additional attrition in the number of our Medicaid residents will diminish.

Applying operating efficiencies achievable from owning a large number of assisted living residences

The senior living industry, and specifically the independent living and assisted living segments, are large and fragmented and characterized by many small and regional operators. According to figures available from the American Seniors Housing Association, the top five operators of senior living residences measured by total resident capacity service less than 14% of total capacity. We plan to leverage the efficiencies of scale we have achieved through the consolidated purchasing power of our residences, our standardized operating model, and our centralized financial and management functions to lower costs at residences we may acquire.

The remainder of this Management's Discussion and Analysis of Financial Condition and Results of Operations is organized as follows:

- *Basis of Presentation of Historical Consolidated Financial Statements.* This section provides an overview of our historical assisted living operations and the basis of presentation for our historical consolidated financial statements.

- *Business Overview.* This section provides a general financial description of our business, including the sources and composition of our revenues and operating expenses. In addition, this section outlines the key performance indicators that we use to monitor and manage our business and to anticipate future trends.

- *Consolidated Results of Operations.* This section provides an analysis of our results of operations for the year ended December 31, 2008 compared to the year ended December 31, 2007 and for the year ended December 31, 2007 compared to the year ended December 31, 2006.

- *Liquidity and Capital Resources.* This section provides a discussion of our liquidity and capital resources as of December 31, 2008, and our expected future cash needs.

- *Critical Accounting Policies.* This section discusses accounting policies which we consider to be critical to obtain an understanding of our consolidated financial statements because their application on the part of management requires significant judgment and reliance on estimations of matters that are inherently uncertain.

In addition to our core business, ALC holds share investments in Omnicare, Inc. a publicly traded corporation in the United States, BAM Investments Corporation, a Canadian publicly traded company, and MedX Health Corporation, a Canadian publicly traded corporation, and cash or other investments in Pearson Indemnity Company Ltd. ("Pearson"), our wholly owned Bermuda based captive insurance company formed primarily to provide self insured general and professional liability coverage.

Basis of Presentation of Historical Consolidated Financial Statements

Effective upon the Separation, the ownership structure of the entities changed and as such became consolidated. All references in this report to ALC financial statements, both pre- and post-Separation Date, are referred to as "consolidated" as opposed to "combined."

For periods prior to the Separation Date the historical consolidated financial and other data in this report have been prepared to include all of Extendicare's assisted living business in the United States, consisting of:

- 177 assisted living residences operated by ALC since the time of the ALC Purchase;

- the assisted living residences operated by EHSI through the Separation Date, which consisted of 32 residences operated by EHSI at December 31, 2005;

- three assisted living residences that were constructed and owned by EHSI (two of which were operated by ALC) during 2005;

- Pearson since its formation;

- the Escanaba residence since its acquisition on November 1, 2006.

Prior to the Separation, operations were terminated at four of the EHSI residences and were presented as discontinued operations. At the Separation Date, the historical financial statements included 209 residences (two of which remained with EHSI).

After the Separation Date, historical consolidated financial and other data include Pearson, 178 assisted living residences operated by ALC (including the Escanaba residence), 29 residences purchased from EHSI, one residence acquired by ALC in July 2007 and eight leased residences acquired by ALC in January 2008, from and after their respective dates of acquisition. As of the date of this report, ALC operated a total of 216 residences.

The historical consolidated financial and other operating data prior to the Separation Date do not contain data related to certain assets and operations that were transferred to ALC such as share investments in Omnicare, BAM, and MedX, or cash and other investments in Pearson, and do include certain assets and operations that were not transferred to ALC in connection with the Separation such as certain EHSI properties that did not fit the targeted portfolio profile or were not readily separable from EHSI's operations. The differences between the historical consolidated financial data and financial data for the assets and the operations transferred in the Separation are immaterial in 2006.

The following is a description of significant events that occurred to our assisted living business since January 2005 and how those events affected the basis of presentation of historical consolidated financial statements:

- On January 31, 2005, all of the outstanding capital stock of ALC, which had a portfolio of 177 assisted living residences (6,838 units) in 14 states at the time, 122 of which were owned and 55 of which were leased, was acquired by EHSI.

- During 2005, EHSI completed construction projects that resulted in increased capacity at five assisted living residences (96 units), opened a newly constructed assisted living residence in Wisconsin (60 units), and closed one assisted living residence in Washington (12 units). In addition, EHSI completed construction on two new assisted living residences (90 units) in Ohio and Indiana that were opened and operated by ALC. As a result, as of December 31, 2005, ALC operated 179 residences, two of which were owned by EHSI, and EHSI operated 32 residences, for a consolidated operation of 211 residences (8,673 units) in 17 states.

- Between January 1, 2006, and the Separation Date, EHSI closed an assisted living residence (60 units) in Texas and disposed of the property. It also closed an assisted living residence in Oregon (45 units) and discontinued operations at an assisted living residence (63 units) in Washington for which the underlying lease had expired. EHSI also completed construction projects that increased capacity (37 units) at two assisted living residences. On November 1, 2006, ALC completed the acquisition of an assisted living residence (40 units) in Escanaba, Michigan. As a result, as of the Separation Date, ALC operated 180 residences, two of which were owned by EHSI, and EHSI operated 29 residences, for a consolidated operation of 209 residences (8,530 units) in 17 states.

- On the Separation Date Extendicare transferred 29 of the 31 properties previously owned by EHSI to ALC. As of the Separation Date, ALC operated a total of 207 residences (8,302 units) in 17 states.

- On July 20, 2007, we completed the acquisition of a newly constructed 185 unit assisted/independent living residence in Dubuque, Iowa at a purchase price including all fees and expenses of approximately $24.4 million. At the time of purchase, the residence was approximately 47% occupied with all private pay residents.

- Effective January 1, 2008, we completed the CaraVita Acquisition, consisting of eight leased assisted living residences with a total of 541 units for a purchase price including expenses of $14.8 million. The residences, five of which are located in Georgia and one in each of South Carolina, Alabama and Florida, were occupied with 481 private pay residents at the time of acquisition. The lease has an initial term expiring in March 2015 with three five-year renewal options.

Since the ALC Purchase, ALC has purchased certain accounting, human resources and information technology services from EHSI. For periods subsequent to March 31, 2005 through the Separation Date, charges related to the consolidated ALC and EHSI operations for accounting, human resources, information technology and certain other administrative services have been allocated based upon estimated incremental cost to support the consolidated operations. Stock options to acquire Extendicare shares granted to ALC senior management have been charged to general and administrative expenses, based upon the number of options granted and the share price for the periods reflected. Interest charges prior to the Separation Date have been allocated based upon:

- any ALC specific facility-based debt instruments in place with the applicable interest charges;

- interest incurred by EHSI on the replacement of ALC debt prior to the ALC Purchase;

- for residences owned by EHSI, based upon the assisted living residences' historic cost and average borrowing rates of EHSI for those periods; or

- for debt incurred under EHSI's line of credit in connection with the ALC Purchase, the interest incurred on the average balance of the line of credit and EHSI's average interest rate on the line of credit.

Interest charges after the Separation Date are based upon ALC's actual outstanding debt.

In addition, all assets and liabilities associated with the assisted living operations of Extendicare since January 31, 2005, have been reflected in the historical audited consolidated financial statements.

For purposes of the audited consolidated financial statements, residences that were sold or closed have been reported as discontinued operations.

Business Overview

Revenues

We generate revenue from private pay and Medicaid sources. For the years ended December 31, 2008, 2007 and 2006, approximately 91.7%, 85.0% and 79.0%, respectively, of our revenues were generated from private pay sources. Residents are charged an accommodation fee that is based on the type of accommodation they occupy and a service fee that is based upon their assessed level of care. We generally offer studio, one-bedroom and two-bedroom accommodations. The accommodation fee is based on prevailing market rates of similar assisted living accommodations. The service fee is based upon periodic assessments, which include input of the resident and the resident's physician and family and establish the additional hours of care and service provided to the resident. We offer various levels of care for assisted living residents who require less or more frequent and intensive care or supervision. For the years ended December 31, 2008, 2007 and 2006 approximately 78%, 79% and 82%, respectively, of our private pay revenue was derived from accommodation fees with the balance derived from service fees. Both the accommodation and level of care service fees are charged on a per day basis, pursuant to residency agreements with month-to-month terms.

Medicaid rates are generally lower than rates earned from private payers. Therefore, we consider our private pay mix an important performance indicator.

Although we intend to continue to reduce the number of units occupied by residents paying through Medicaid, as of December 31, 2008, we provided assisted living services to Medicaid funded residents at 75 of the residences we operate. Medicaid programs in each state determine the revenue rates for accommodations and levels of care. The basis of the Medicaid rates varies by state and in certain states is subject to negotiation.

Residence Operations Expenses

For all continuing residences, as defined below, residence operations expense percentages consisted of the following:

	2008	2007	2006
Wage and benefit costs	61 %	61 %	62 %
Property related costs	21	20	19
Other operating costs	18	19	19
Total	100 %	100 %	100 %

The largest component of our residence operations expense consist of wages and benefits and property related costs which include utilities, property taxes, and building maintenance related costs. Other operating costs include food, advertising, insurance, and other operational costs related to providing services to our residents. Wage and benefit costs are generally variable (with the exception of minimum staffing requirements as provided from state to state) and can be adjusted with changes in census. Property related costs are generally fixed while other operating costs are a mix of fixed (i.e. insurance) and variable costs (i.e. food).

General and Administrative Costs

As a result of the Separation, as of the Separation Date, we required services and incurred additional costs associated with being a public company. In addition, certain other general and administrative costs that had been shared with Extendicare since the ALC Purchase were re-established after completion of the Separation. Certain of these costs were in place as of the Separation Date; however, since the Separation Date, we have incurred additional annual public company costs relating to:

- board of director fees;
- Sarbanes-Oxley compliance;
- hiring additional members of the management team;
- stock registration and listing fees;
- other general and administrative costs for reporting and compliance;
- quarterly and annual filings;
- transfer agent fees;
- public relations; and
- directors' and officers' liability insurance.

Subsequent to the ALC Purchase, certain general and administrative services were provided to us by Extendicare. Extendicare's incremental costs, and, in the case of information technologies, the price that Extendicare's related company, Virtual Care Provider Inc. ("VCPI"), sells services to external clients, have been charged to us since the Separation. Some services previously provided through Extendicare have been provided directly to us by third party vendors since the Separation. Pursuant to transitional services agreements with subsidiaries of Extendicare, certain services continue to be provided to us by subsidiaries of Extendicare. Until the third quarter of 2007, these services included information technology, payroll and employee benefits processing, and reimbursement services (Medicaid cost reporting in the state of Texas). In August 2007, we terminated our contract with VCPI for information technology services and now provide these services in-house. As of December 31, 2008, Extendicare continues to provide us with payroll and employee benefits processing.

Key Performance Indicators

We manage our business by monitoring certain key performance indicators. We believe our most important key performance indicators are:

Census

Census is defined as the number of units that are occupied at a given time.

Average Daily Census

Average Daily Census, or ADC, is the sum of occupied units for each day over a period of time, divided by the number of days in that period.

Occupancy Percentage or Occupancy Rate

Occupancy is measured as the percentage of average daily census relative to the total number of units available for occupancy in the period.

Private Pay Mix

Private pay mix is the measure of the percentage of private or non-Medicaid census. We focus on increasing the level of private pay funded units.

Average Revenue Rate by Payer Source

The average revenue rate by each payer source represents the average daily revenues earned from accommodation and service fees provided to private pay and Medicaid residents. The daily revenue rate by each payer source is calculated by the dividing aggregate revenues earned by payer type by the total ADC for its payer source in the corresponding period.

Adjusted EBITDA and Adjusted EBITDAR

Adjusted EBITDA is defined as net income from continuing operations before income taxes, interest expense net of interest income, depreciation and amortization, equity based compensation expense, transaction costs and non-cash, non-recurring gains and losses, including disposal of assets and impairment of long-lived assets. Adjusted EBITDAR is defined as adjusted EBITDA before rent expenses incurred for leased assisted living properties. Adjusted EBITDA and adjusted EBITDAR are not measures of performance under accounting principles generally accepted in the United States of America, or GAAP. We use adjusted EBITDA and adjusted EBITDAR as key performance indicators and adjusted EBITDA and adjusted EBITDAR expressed as a percentage of total revenues as a measurement of margin.

We understand that EBITDA and EBITDAR, or derivatives thereof, are customarily used by lenders, financial and credit analysts, and many investors as a performance measure in evaluating a company's ability to service debt and meet other payment obligations or as a common valuation measurement in the long-term care industry. Moreover, our revolving credit facility contains covenants in which a form of EBITDA is used as a measure of compliance, and we anticipate a form of EBITDA will be used in covenants in any new financing arrangements that we may establish. We believe adjusted EBITDA and adjusted EBITDAR provide meaningful supplemental information regarding our core results because these measures exclude the effects of non-operating factors related to our capital assets, such as the historical cost of the assets.

We report specific line items separately and exclude them from adjusted EBITDA and adjusted EBITDAR because such items are transitional in nature and would otherwise distort historical trends. In addition, we use adjusted EBITDA and adjusted EBITDAR to assess our operating performance and in making financing decisions. In particular, we use adjusted EBITDA and adjusted EBITDAR in analyzing potential acquisitions and internal expansion possibilities. Adjusted EBITDAR performance is also used in determining compensation levels for our senior executives. Adjusted EBITDA and adjusted EBITDAR should not be considered in isolation or as substitutes for net income, cash flows from operating activities, and other income or cash flow statement data prepared in accordance with GAAP, or as measures of profitability or liquidity. In this report, we present adjusted EBITDA and adjusted EBITDAR on a consistent basis from period to period, thereby allowing for comparability of operating performance.

Review of Key Performance Indicators

In order to compare our performance between periods, we assess the key performance indicators for all of our continuing residences. All "continuing operations" or "continuing residences" are defined as all residences excluding:

- one assisted living residence in Oregon that was converted to a skilled nursing facility during the three months ended March 31, 2006;
- a leased assisted living residence in Washington that discontinued operations in the three months ended March 31, 2006; and
- an assisted living residence in Texas that was closed during the three months ended March 31, 2006.

In addition, we assess the key performance indicators for residences that we operated in all reported periods, or "same residence" operations. Same residence data excludes the Escanaba acquisition, the Dubuque Acquisition, the CaraVita Acquisition, and two residences (141 units) and an additional 129 assisted living units contained in skilled nursing facilities retained by Extendicare.

ADC

All Continuing Residences

The following table sets forth our average daily census ("ADC") for the years ended December 31, 2008, 2007 and 2006 for both private pay and Medicaid residents for all of the continuing residences whose results are reflected in our consolidated financial statements:

Average Daily Census

	2008	2007	2006
Private pay	5,527	5,297	5,213
Medicaid	728	1,357	2,012
Total ADC	6,255	6,654	7,225
Private pay occupancy percentage	88.4 %	79.6 %	72.2 %
Private pay revenue percentage	91.7 %	85.0 %	79.0 %

During 2008, total ADC decreased 6.0% from the prior year. Private pay ADC increased 4.3% from the prior year primarily due to the CaraVita and Dubuque Acquisitions, partially offset by the Private Pay Impact. Medicaid ADC decreased 46.4% from the prior year due to the Medicaid Impact. As a result of the Medicaid Impact, partially offset by the Private Pay Impact, the private pay occupancy mix increased in percentage from 79.6% to 88.4% and the private pay revenue mix increased from 85.0% to 91.7%. During 2007, total ADC decreased 7.9% from the prior year, while private pay ADC increased 1.6% primarily from a focused sales and marketing effort to increase demand for our services. Medicaid ADC decreased 32.6% from the prior year due to the Medicaid Impact. As a result of the Medicaid Impact, and the focused sales and marketing efforts, the private pay occupancy mix increased during 2007 in percentage from 72.2% to 79.6% and the private pay revenue mix increased from 79.0% to 85.0%.

Same Residence Basis

The following table sets forth our average daily census for the years ended December 31, 2008, 2007 and 2006 for both private and Medicaid payers for all of the assisted living residences on a same residence basis.

Average Daily Census

	2008	2007	2006
Private pay	4,928	5,228	5,213
Medicaid	728	1,357	2,012
Total ADC	5,656	6,585	7,225
Private pay occupancy percentage	87.1 %	79.4 %	72.2 %
Private pay revenue percentage	90.9 %	84.9 %	79.0 %

During 2008, total ADC on a same-store basis decreased 14.1% from the prior year. Private pay ADC decreased 5.7% primarily from the Private Pay Impact. Medicaid ADC decreased 46.4% from the prior year due to the Medicaid Impact. As a result of the Medicaid Impact, partially offset by the Private Pay Impact, the private pay occupancy mix increased in percentage from 79.4% to 87.1% and the private pay revenue mix increased from 84.9% to 90.9%. During 2007, total ADC decreased 8.9% from the prior year, while private pay ADC increased 0.3% primarily from a focused sales and marketing effort to increase demand for our services. Medicaid ADC decreased 32.6% from the prior year due to the Medicaid Impact. As a result of the Medicaid Impact and the focused sales and marketing efforts, the private pay occupancy mix increased during 2007 in percentage from 72.2% to 79.4% and the private pay revenue mix increased from 79.0% to 84.9%.

Occupancy Percentage

Occupancy percentages are affected by our acquisition of residences in lease-up mode, construction and opening of new assisted living residences, and additions to existing assisted living residences as the assisted living residence is filling the additional units. After the completion of construction, we generally plan for additional units to take anywhere from one to one and a half years to reach optimum occupancy levels (defined by us as at least 90%).

Due to the impact on occupancy rates that developmental units have on historical results, we split occupancy information between mature and developmental units. In general, developmental units are defined as the additional units in a residence that has undergone an expansion or in a new residence that has opened. New units identified as developmental are classified as such for a period of no longer than 12 months after completion of construction. Between January 1, 2006 and December 31, 2008, we completed the following projects that increased our operational capacity: (1) 2006 — two additions (37 units) and one acquisition (40 units), (2) 2007— two additions (48 units) and 1 acquisition (185 units) and (3) 2008— the CaraVita Acquisition (eight residences comprising 541 units) and four additions (78 units). The 2006 acquisition is classified as mature as it was 100% occupied on the day of acquisition. The CaraVita Acquisition is classified as mature as these residences were approximately 90% occupied upon purchase. All units that are not developmental are considered mature units, including all of the 177 residences added in the ALC Purchase.

All Continuing Residences

The following table sets forth our occupancy percentages for the years ended December 31, 2008, 2007 and 2006 for all mature and developmental continuing residences whose results are reflected in our consolidated financial statements:

Occupancy Percentage

	2008	2007	2006
Mature	69.6%	79.7%	86.0%
Developmental	44.3%	44.0%	67.8%
Total residences	68.9%	79.1%	85.0%

For 2008, we saw a decline in mature residences' occupancy percentage from 79.7% to 69.6% and an increase in occupancy in our developmental residences from 44.0% to 44.3%. For, 2007, we saw a decline in mature residences occupancy percentage from 86.0% to 79.7% and a decrease in occupancy in our developmental residences from 67.8% to 44.0%.

Occupancy percentages for all residences decreased from 79.1% in 2007 to 68.9% in 2008.

The declines in occupancy percentage for 2008 and 2007 were primarily due to the Medicaid Impact. For 2008 only, the decline in our occupancy percentage was also due to the Private Pay Impact.

Same Residence Basis

The following table sets forth the occupancy percentages outlined above on a same residence basis:

Occupancy Percentage

	2008	2007	2006
Mature	67.7%	79.6%	86.0%
Developmental	11.8%	24.2%	67.8%
Total residences	66.7%	78.9%	85.0%

For 2008, we saw a decline in mature residences occupancy percentage from 79.6% to 67.7% and a decrease in occupancy in our developmental residences from 24.2% to 11.8%.

For 2007, we saw a decline in mature residences occupancy percentage from 86.0% to 79.6% and a decrease in occupancy in our developmental residences from 67.8% to 24.2%.

Occupancy percentages for same residences decreased from 78.9% in 2007 to 66.7% in 2008.

The declines in our occupancy percentage for 2008 and 2007 were due to the Medicaid Impact. For 2008 only, the decline in occupancy percentage was also due to the Private Pay Impact.

Average Revenue Rate by Payer Source

The following table sets forth our average daily revenue rates for the years ended December 31, 2008, 2007 and 2006 for both private pay and Medicaid payers for residences whose results are reflected in our historical consolidated financial statements:

Average Daily Revenue Rate

	2008	2007	2006
Private pay	$106.15	$100.61	$ 96.20
Medicaid	$ 72.61	$ 69.11	$ 64.11
Total	$102.24	$ 94.19	$ 87.06

The average private pay revenue rate increased 5.5% in 2008, compared to 4.6% in 2007, and our Medicaid rates increased by 5.1% and 7.8% in the same periods, respectively. In 2008, market rate increases of approximately 5% were enhanced by higher service fees. In 2007, market rate increases of approximately 5% were partially offset by new private pay residents moving into smaller, lower rate units. While we offer a combination of one bedroom and studio apartments, our Medicaid residents generally reside in studio apartments. In 2007, as those units became available, private pay residents moved into those smaller units and therefore reduced the overall rate of private pay residents.

Number of Residences Under Operation

The following table sets forth the number of residences under operation as of December 31:

	2008	2007	2006
Owned	153	153	152
Under capital lease	5	5	5
Under operating leases	58	50	50
Total under operation	216	208	207
Percent of residences:			
Owned	70.8%	73.6%	73.4%
Under capital leases	2.3	2.4	2.4
Under operating leases	26.9	24.0	24.2
	100.0%	100.0%	100.0%

ADJUSTED EBITDA and ADJUSTED EBITDAR

The following table sets forth a reconciliation of net income to adjusted EBITDA and adjusted EBITDAR as of December 31:

	2008	2007	2006
		(In thousands)	
Net income	$ 14,323	$ 17,179	$ 9,009
Loss from discontinued operations, net of taxes	—	—	1,526
Provision for income taxes	8,415	10,312	8,727
Income from continuing operations before income taxes	22,738	27,491	19,262
Add:			
Depreciation and amortization	18,710	17,642	16,699
Interest expense, net	7,097	5,091	9,197
Transaction costs	—	56	4,415
Loss on impairment of long-lived assets	—	—	3,080
Non-cash equity based compensation	99	—	368
Loss on sale or disposal of fixed assets	382	—	—
Adjusted EBITDA	49,026	50,280	53,021
Add: Lease expense	19,900	14,310	14,291
Adjusted EBITDAR	$ 68,926	$ 64,590	$ 67,312

The following table sets forth the calculations of adjusted EBITDA and adjusted EBITDAR percentages as of December 31:

	2008	2007	2006
		(Dollars in thousands)	
Revenues	$ 234,085	$ 229,347	$ 231,148
Adjusted EBITDA	$ 49,026	$ 50,280	$ 53,021
Adjusted EBITDAR	$ 68,926	$ 64,590	$ 67,312
Adjusted EBITDA as percent of total revenue	20.9%	21.9%	22.9%
Adjusted EBITDAR as percent of total revenue	29.4%	28.2%	29.1%

Adjusted EBITDA decreased for the 2008 year as compared to the 2007 year primarily from an increase in residence lease expense ($5.6 million) and an increase in residence operations expenses excluding the loss on property from hurricanes ($0.8 million), partially offset by higher revenues as discussed below ($4.7 million) and a decrease in general and administrative expenses excluding non-cash equity based compensation ($0.4 million). Adjusted EBITDAR increased as a result of the reasons discussed above for adjusted EBITDA excluding the increase in residence lease expense ($5.6 million). Residence operations expenses increased primarily from acquisitions, partially offset by a reduction in labor and food expense associated with lower occupancy. Residence lease expenses increased primarily from the CaraVita Acquisition.

Adjusted EBITDA and adjusted EBITDAR in 2007 decreased from 2006 primarily because of the increase in general and administrative expenses ($2.2 million) and the decline in revenues ($1.8 million), partially offset by decreased residence operations expenses ($1.7 million). Increased general and administrative expenses were primarily associated with additional expenses from being a public company in 2007. Decreased residence operations expenses resulted from the inclusion of properties retained by Extendicare in the 2006 residence operations expense and reduced expenses associated with lower census, partially offset by inflationary factors.

Adjusted EBITDAR as a percentage of total revenues increased to 29.4% in 2008 from 28.2% in 2007 as a result of management's increased focus on expense controls.

Please see "— Business Overview — Key Performance Indicators — Adjusted EBITDA and Adjusted EBITDAR" above for a discussion of our use of adjusted EBITDA and adjusted EBITDAR and a description of the limitations of such use.

Consolidated Results of Operations

Three Year Financial Comparative Analysis

The following table sets forth details of our revenues and income as a percentage of total revenues for the last three years ended December 31:

	2008	2007	2006
Revenues	100.0%	100.0%	100.0%
Residence operations (exclusive of depreciation and amortization and residence lease expense shown below)	65.2	66.1	66.4
General and administrative	5.5	5.7	4.7
Residence lease expense	8.5	6.3	6.2
Depreciation and amortization	8.0	7.7	7.2
Transaction costs	—	—	1.9
Impairment of long-lived asset	—	—	1.3
Income from operations	12.8	14.2	12.3
Interest expense, net	(3.1)	(2.2)	(4.0)
Income tax expense	(3.6)	(4.5)	(3.7)
Net income from continuing operations	6.1	7.5	4.6
Loss from discontinued operations, net of tax	—	—	(0.7)
Net income	6.1%	7.5%	3.9%

Year Ended December 31, 2008 Compared with the Year Ended December 31, 2007

Revenues

Revenues in 2008 increased $4.7 million or 2.1% from 2007 primarily due to additional revenues from acquired residences ($18.3 million), higher average daily revenue as a result of rate increases ($12.1 million), and one additional day in the 2008 period due to leap year ($0.6 million), partially offset by a reduction in the number of units occupied by private pay residents ($9.8 million), the planned reduction in the number of units occupied by Medicaid residents ($15.9 million), and revenue from leasing ALC's corporate office ($0.6 million) in the 2007 period only.

Residence Operations (exclusive of depreciation and amortization and residence lease expense shown below)

Residence operations costs increased $1.2 million, or 0.8%, in 2008 compared to 2007. The CaraVita and Dubuque Acquisitions increased residence operations costs by $11.8 million and expenses related to the effects of hurricanes increased operating expenses by $0.4 million. These increases were largely offset by decreases in operating expenses related to the decline in occupancy. Payroll and benefits decreased $7.4 million, dietary related expenses decreased $2.1 million, resident care and activities expenses decreased $0.3 million, and housekeeping decreased $0.2 million. Other non-occupancy related expenses such as administrative expenses, insurance and property taxes, declined by $0.5 million, $0.3 million, and $0.2 million, respectively.

General and Administrative

General and administrative costs decreased $0.3 million, or 2.2%, in 2008 compared to 2007. Decreases in general and administrative expenses included $0.9 million from a reduction in information technology fees resulting from internalizing information technology functions, $0.2 million in directors and officers insurance, and $0.2 million in communications costs. These changes were partially offset by increases of $0.6 million in salaries and benefits and $0.4 million in legal fees.

Residence Lease Expense

Residence lease expense increased $5.6 million to $19.9 million in 2008 compared to 2007. Lease expense increases were primarily attributable to the CaraVita Acquisition.

Depreciation and Amortization

Depreciation and amortization increased $1.1 million to $18.7 million in 2008 compared to $17.6 million in 2007. The increase in depreciation expense resulted from the full year impact of two additions that were completed during 2007, the Dubuque Acquisition in July 2007, and from general capital expenditures across our portfolio. Amortization expense decreased by $0.5 million from a reduction in resident relationship amortization of $1.9 million which was fully amortized in January 2008, partially offset by additional intangible amortization of $1.4 million resulting from the CaraVita and Dubuque Acquisitions.

Transaction Costs

No costs related to the separation from Extendicare were incurred in 2008. Transaction costs related to our separation amounted to approximately $0.1 million in 2007.

Impairment of Long-Lived Asset

ALC periodically assesses the recoverability of long-lived assets, including property and equipment, in accordance with the provisions of Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". This statement requires that all long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by comparing the carrying value of an asset to the undiscounted future cash flows expected to be generated by the asset. If the carrying value of an asset exceeds its estimated undiscounted future cash flows, an impairment provision is recognized to the extent the book value of the asset exceeds estimated fair value. No impaired properties were identified in 2008.

Income from Operations

Income from operations for 2008 was $29.8 million compared to $32.6 million for 2007 due to the reasons described above.

Interest Income

Interest income decreased $1.1 million to $0.6 million in 2008 compared to 2007. The decrease was due to lower interest rates on invested cash and a decrease in cash available for investment.

Interest Expense

Interest expense increased $0.9 million to $7.7 million in 2008 compared to 2007. The increase was primarily due to higher borrowings under our $120 million credit facility to fund the CaraVita and Dubuque Acquisitions and Class A Common Stock repurchases .

Income before Income Taxes

Income before income taxes for 2008 was $22.7 million compared to $27.5 million for 2007 due to the reasons described above.

Income Tax Expense

Income tax expense for 2008 was $8.4 million compared to $10.3 million for 2007. Our effective tax rate was 37.0% and 37.5% for 2008 and 2007, respectively. Our effective rate declined 0.5% due to lower overall taxable income in 2008 resulting in a reduction of our current federal tax rate from 35% to 34%. Our deferred tax assets and liabilities remain tax effected at the 35% federal tax rate, the rate at which we expect our temporary differences to be recovered or settled.

Net Income

Net income for 2008 was $14.3 million compared to $17.2 million for 2007 due to the reasons described above.

Year Ended December 31, 2007 Compared with the Year Ended December 31, 2006

Revenues

Revenues in 2007 decreased $1.8 million, or 0.8%, to $229.3 million from $231.1 million in 2006. Revenues decreased primarily due to a decrease in our average daily Medicaid census of 635 residents (excluding 20 Medicaid residents in properties retained by Extendicare) resulting in decreased revenue of $15.2 million, the elimination of $4.5 million in revenues associated with properties retained by Extendicare that were included only to the Separation Date, and a reduction of $1.0 million in revenues associated with the amortization of below market leases from Extendicare's 2005 acquisition of ALC which ended in January 2007. These decreases were partially offset by increases in revenue of approximately $8.4 million due to an increase in private pay occupancy of 239 residents, (excluding 155 private pay residents retained by Extendicare), $8.8 million due to private pay rate increases, and $1.7 million due to Medicaid rate increases.

Residence Operations (exclusive of depreciation and amortization and residence lease expense shown below)

Residence operating costs (exclusive of depreciation and amortization and residence lease expense shown below) decreased $1.7 million, or 1.1%, in 2007 compared to 2006. Decreased residence operations expense resulted from the elimination of $3.7 million in expenses associated with certain properties retained by Extendicare that were included only to the Separation Date, partially offset by $1.1 million of additional salaries and benefits, $0.5 million of increased maintenance expenses, and $0.4 million of higher property related costs such as taxes and utilities. The full year impact (as compared to two months in 2006) of the Escanaba, Michigan acquisition and the partial year impact of the Dubuque Acquisition were contributing factors to each of these increases.

General and Administrative

General and administrative expenses increased $2.2 million, or 20.4%, in 2007 compared to 2006. General and administrative expenses increased $1.5 million from increases in salaries and benefits, $1.1 million for new public company costs such as directors' and officers' liability insurance and investor relations, $0.2 million in expenses related to our new corporate office, and $0.9 in other administrative charges. These increases were offset by $0.4 million in lower non-cash equity based compensation expense and $1.1 million of savings on services previously provided by Extendicare.

Residence Lease Expense

Residence lease expense was unchanged at $14.3 million for both 2007 and 2006.

Depreciation and Amortization

Depreciation and amortization increased $0.9 million to $17.6 million in 2007 compared to $16.7 million in 2006. The increase primarily resulted from the full year impact of the acquisition of our corporate office building in August 2006, the acquisition of a residence in Escanaba, Michigan, in November 2006, and the Dubuque Acquisition in July of 2007, partially offset by the depreciation on two freestanding residences that were retained by Extendicare upon the Separation.

Transaction Costs

Transaction costs related to the Separation amounted to approximately $0.1 million and $4.4 million in 2007 and 2006, respectively.

Impairment of Long-Lived Asset

ALC periodically assesses the recoverability of long-lived assets, including property and equipment, in accordance with the provisions of Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement requires that all long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by comparing the carrying value of an asset to the undiscounted future cash flows expected to be generated by the asset. If the carrying value of an asset exceeds its estimated undiscounted future cash flows, an impairment provision is recognized to the extent the book value of the asset exceeds estimated fair value. One such property was identified in 2006. As a result of ALC's assessment, an impairment charge of approximately $3.1 million was recorded in the third quarter of 2006. No impaired properties were identified 2007.

Income from Operations

Income from operations before income taxes for 2007 was $32.6 million compared to $28.5 million for 2006, due to the reasons described above.

Interest Income

Interest income increased $0.8 million to $1.7 million in 2007 compared to 2006. Interest income increased due to increased cash balances available for investing.

Interest Expense

Interest expense decreased $3.3 million to $6.8 million in 2007 compared to 2006. The year 2006 included $4.0 million of interest expense allocated to or charged by Extendicare on intercompany debt. This debt was either repaid or forgiven in connection with the Separation. Interest expense related to existing debt refinancing and purchase accounting reserves decreased $0.3 million. These decreases were partially offset by an increase in interest expense and amortization of deferred financing fees on our $120 million credit facility of $1.1 million.

Income from Continuing Operations before Income Taxes

Income from continuing operations before income taxes for 2007 was $27.5 million compared to $19.3 million for 2006, due to the reasons described above.

Income Tax Expense

Income tax expense for 2007 was $10.3 million compared to $8.7 million for 2006. Our effective tax rate was 37.5% for 2007 compared to 45.3% for 2006. The effective tax rate decrease was primarily due to the stepped up tax basis of assets purchased from Extendicare in connection with the Separation and from non-deductible transaction costs incurred in 2006.

Net Income from Continuing Operations

Net income from continuing operations for 2007 was $17.2 million compared to $10.5 million for 2006, due to the reasons described above.

Loss from Discontinued Operations, net of tax

There were no discontinued operations in 2007 as all discontinued operations had either ceased or did not transfer to us upon the Separation. The loss from discontinued operations, net of tax, was $1.5 million in 2006.

Net Income

Net income for 2007 was $17.2 million compared to $9.0 million for 2006, due to the reasons described above.

Related Party Transactions

Extendicare and its affiliates were no longer affiliates of ALC effective with the Separation Date. The following is a summary of ALC's transactions with Extendicare and its affiliates in 2006.

Transactions with Extendicare and its Affiliates

Prior to the Separation, we insured certain risks with Laurier Indemnity Company, Ltd. ("Laurier"), an affiliated insurance subsidiary of Extendicare, and third party insurers. The consolidated statements of income for 2006 include intercompany insurance premium expenses of $0.9 million. After the Separation Date, we discontinued paying premiums to Laurier and became self insured through Pearson.

Prior to the Separation, we also purchased computer hardware and software support services from Virtual Care Provider, Inc., a subsidiary of Extendicare ("VCPI"). The cost of services was based on agreed upon rates that, we believe, approximated market rates, and was $1.7 million for 2006. On August 31, 2007, we terminated this contract with VCPI for information technology services and now provide these services in-house. In addition, we purchased payroll and benefits, financial management and reporting, legal, human resources and reimbursement services from EHSI. The cost was based upon actual incremental costs of the services provided and was $0.9 million in 2006. We continue to contract with Extendicare to provide certain of these support services at rates we believe approximate market rates.

Prior to the Separation, EHSI's U.S. parent company, Extendicare Holdings Inc., or EHI, was responsible for all U.S. federal tax return filings and therefore we incurred charges (payments) from (to) EHI for income taxes. Accordingly, we had balances due to EHSI, who in turn had balances due to EHI. Advances made and outstanding in respect of federal tax payments and other sundry working capital advances were non-interest bearing. In connection with the Separation, or shortly thereafter, all balances due to EHI related to U.S. federal tax return filings were settled and therefore no balances remained at December 31, 2006.

EHSI had also borrowed under its line of credit to fund the ALC Purchase and for other reasons related to our assisted living facilities.

Liquidity and Capital Resources

Three Year Financial Comparative Analysis

Sources and Uses of Cash

We had cash and cash equivalents of $19.9 million at December 31, 2008 compared to $14.1 million at December 31, 2007 and $20.0 million as of December 31, 2006. The table below sets forth a summary of the significant sources and uses of cash for the years ended December 31:

	2008	2007	2006
		(In thousands)	
Cash provided by operating activities	$ 44,932	$ 49,112	$ 19,055
Cash used in investing activities	(38,779)	(55,669)	(20,710)
Cash (used in) provided by financing activities	(314)	672	15,167
Increase (decrease) in cash and cash equivalents	$ 5,839	$ (5,885)	$ 13,512

Cash provided by operating activities:

Cash flow from operating activities was $44.9 million in 2008 compared to $49.1 million in 2007 and $19.1 million in 2006.

Company initiatives in 2008 and 2007 contributed to improved cash flow provided by operating activities. While these initiatives are on-going, they resulted in significant single year improvements in cash provided by operating activities.

Initiatives that added to cash provided by operating activities in 2008 included:

- a reduction in restricted cash of $4.4 million primarily due to a modification of a portion of our general and professional liability insurance. In 2008, we changed from self insurance requiring cash collateral to a fully insured plan; and

- a tax refund relating to a completed audit of our 2004 Federal tax return of approximately $1.2 million.

Initiatives that enhanced cash provided by operating activities in 2007 included:

- centralization of billing and cash collections resulting in improved cash provided from deferred revenues and improved accounts receivable collections of approximately $6.6 million;

- collateralizing letters of credit with properties rather than restricted cash and the expiration of certain cash collateralized letters of credit of approximately $1.8 million; and

- a change in the renewal timing of certain insurance policies. Since the Separation occurred in November 2006, policies were initially put in place for a fourteen month period. Upon renewal, policies were put in place for a twelve month period which did not require payment until January 1, 2008, resulting in positive cash flow from operations of approximately $1.4 million.

2008 vs. 2007 cash provided by operating activities:

Decreased cash flow from operations in 2008 was primarily due to:

- $4.7 million decrease in cash generated from deferred revenues (primarily related to increased efforts in 2007 to collect revenues in advance of the due dates, deferred revenue balances increased in 2008 over 2007, but not to the same extent as 2007 increased over 2006);
- $3.3 million from decreases in taxes payable (primarily from excess estimates paid in 2008);
- $2.9 million from a decrease in net income;
- $2.5 million from decreases in accounts payable;
- $1.0 million from increases in accounts receivable;
- $0.7 million from increases in fair values of derivatives;
- $0.4 million from decreases in bad debt reserves; and

partially offset by:

- $4.5 million from decreases in current deferred income taxes (primarily related to a tax refund as a result of the audit of our 2004 Federal tax return and continued bonus depreciation on our assets);
- $3.0 million from decreases in other non-current assets (primarily from the refund of restricted cash previously collateralizing letters of credit);
- $1.1 million of additional depreciation and amortization;
- $0.9 million from increased amortization of purchase accounting adjustments;
- $0.8 million from increases accrued liabilities;
- $0.3 million from increases in prepaid expenses and other current assets;
- $0.3 million in increases in other long term liabilities;
- $0.2 million from a loss on disposal of property (primarily related to hurricane damage); and
- $0.1 million increase in stock compensation expense.

2007 vs. 2006 cash provided by operating activities:

Increased cash flow from operations in 2007 was primarily due to:

- $9.1 million from decreases in other non-current assets (primarily related to collateralized letters of credit in 2006);
- $8.2 million from an increase in net income;
- $4.7 million from decreases in prepaid expenses and other current assets (primarily from the timing of insurance premium payments in 2006);
- $4.6 million of increases in deferred revenue;
- $2.8 million from decreases in accounts receivable;
- $2.6 million from increases in accounts payable;

- $1.6 million from increases in taxes payable;
- $1.0 million from decreases in net deferred tax liabilities;
- $0.9 million of additional depreciation and amortization;
- $0.8 million from increases accrued liabilities;
- $0.6 million from amortization of purchase accounting adjustments;

partially offset by:

- $5.0 million decrease in non-cash charge to income for an impaired property;
- $1.3 million from increases in other long-term liabilities;
- $0.1 million from decreases in bad debt reserves; and
- $0.5 million from changes in other assets and liabilities.

Working capital:

In 2008 our working capital increased by $6.6 million from 2007 while in 2007 our working capital decreased by $38.7 million from 2006.

It is not unusual for us to operate in the position of a working capital deficit because our revenues are collected more quickly, often in advance, than our obligations are required to be paid. This can result in a low level of current assets to the extent cash has been deployed in business development opportunities or used to pay off longer term liabilities.

2008 vs. 2007 working capital changes:

The increase in working capital in 2008 as compared to 2007 was primarily due to decreased current maturities of long-term debt of $7.2 million, increased cash of $5.8 million, increased accounts payable of $5.8 million, increased income tax receivable of $3.1 million, decreased investments of $2.1 million and decreased prepaid expenses of $1.8 million.

2007 vs. 2006 working capital changes:

The decrease in working capital in 2007 as compared to 2006 was primarily due to increased current maturities of long-term debt of $23.8 million (see DMG Mortgage Notes Payable 2008 below), decreased cash of $5.9 million, increased deferred revenues of $5.0 million, decreased prepaid expenses of $1.4 million, and decreased accounts receivable of $1.6 million.

Cash used in investing activities:

Cash used in investing activities was $38.8 million, $55.7 million and $20.7 million for 2008, 2007 and 2006, respectively.

2008 vs. 2007 cash used in investing activities:

The decrease of $16.9 million in cash used for investing activities between 2008 and 2007 was due to:

- $39.6 million decrease in cash for acquisitions;

partially offset by:

- $17.4 million in additional cash used for new construction projects; and
- $5.3 million in additional payments for other construction, property and equipment.

2007 vs. 2006 cash used in investing activities:

The increase of $35.0 million in investing activities between 2007 and 2006 was due to:

- $19.8 million from the Dubuque Acquisition;
- $14.9 million from the designation of cash for acquisition (the January 1, 2008 Cara Vita Acquisition); and
- $0.3 million from payments for other construction, property and equipment.

2008 vs. 2007 property and equipment

Property and equipment increased by $27.7 million in 2008. Property and equipment increased by:

- $17.8 million from capital expenditures (excluding new construction);
- $26.8 million from new construction projects;

partially offset by:

- $16.9 million from depreciation expense.

2007 vs. 2006 property and equipment

Property and equipment increased by $20.5 million in 2007. Property and equipment increased by:

- $19.6 million from the Dubuque Acquisition,
- $12.4 million from capital expenditures (excluding new construction);
- $3.9 million from new construction projects;

partially offset by:

- $15.4 million from depreciation expense.

Cash provided by financing activities:

Cash provided by financing activities was $0.3 million, $0.7 million, and $15.2 million for 2008, 2007, and 2006, respectively.

For 2008, cash provided by financing activities included:

- $37.0 million from proceeds on borrowings from our revolving credit facility;
- $9.0 million from proceeds on refinancing of mortgage debt;

partially offset by:

- $27.1 million of repurchases of Class A Common Stock; and
- $19.2 million of principal payments, $17.1 million of which were balloon payments paid at maturity with the remainder being normal recurring principal payments.

For 2007, cash provided by financing activities included:

- $42.0 million from proceeds on borrowings from our revolving credit facility; and
- $4.3 million from proceeds on refinancing of mortgage debt.

Partially offset by:

- $39.1 million of repurchases of Class A Common Stock;
- $2.3 million of principal payments; and
- $4.3 million on refinancing of HUD Loans.

2008 vs. 2007 Long-term debt

Total long-term debt, including current and long-term maturities, increased by $26.6 million during 2008 primarily from:

- $27.1 million from repurchases of Class A Common Stock;
- $39.1 million of capital expenditures;
- $5.8 million from an increase in cash balances;

partially offset by:

- $44.7 million of cash from operating activities (excluding amortization of debt purchase accounting market value adjustment of $0.2 million).

2007 vs. 2006 Long-term debt

Total long-term debt, including current and long-term maturities, increased by $39.1 million during 2007 primarily from:

- $39.1 million from repurchases of Class A Common Stock;
- $24.4 million from payment for acquisitions;
- $16.4 million of capital expenditures;
- $14.9 million from cash borrowed to fund January 1, 2008 CaraVita Acquisition;

partially offset by:

- $49.8 million of cash from operating activities (excluding amortization of debt purchase accounting market value adjustment of $0.7 million); and
- $5.9 million from a reduction in cash balances.

Debt Instruments

Summary of Long-Term Debt

	Interest Rate(1)	December 31, 2008	2007
		(In thousands)	
Mortgage note, bearing interest at 6.24%, due 2014	6.69%	$ 34,352	$ 35,128
Mortgage notes, bearing interest at 7.58% to 8.65%, due 2008/2009	3.78%	7,140	24,878
Mortgage notes, bearing interest at 7.07%, due 2018	**7.07%**	**8,966**	—
Capital lease obligations, interest rates ranging from 2.84% to 13.54%, maturing through 2009	6.35%	10,882	11,386
Oregon Trust Deed Notes, interest rates ranging from 0% to 9.00%, maturing from 2021 through 2026	**6.45%**	**8,726**	**8,995**
HUD Insured Mortgages, interest rates ranging from 5.66% to 5.85%, due 2032	5.73%	4,201	4,282
HUD Insured Mortgage, bearing interest at 7.55%, due 2036	**6.68%**	**3,015**	**3,050**
$120 million credit facility bearing interest at floating rates, due November 2011	(2)	79,000	42,000
Long-term debt before current maturities		**156,282**	**129,719**
Less current maturities		19,392	26,543
Total long-term debt		**$ 136,890**	**$103,176**

(1) Interest rate is effective interest rate for 2008. The effective interest rate is determined as the interest expense for the year divided by the recorded fair value of the debt instrument.

(2) Bears interest at a floating rate at ALC's option equal to LIBOR plus a margin of 150 basis points or prime. At December 31, 2008, prime was 3.25% and LIBOR was 0.46%

Mortgage Note due 2014

The mortgage note due in 2014 (the "2014 Note") has a fixed interest rate of 6.24% with a 25-year principal amortization and is secured by 24 assisted living residences. Monthly principal and interest payments amount to approximately $0.3 million. A balloon payment of $29.6 million is due in January 2014. The 2014 Note was entered into by subsidiaries of ALC and is subject to a limited guaranty by ALC.

The 2014 Note contains customary affirmative and negative covenants applicable to the ALC subsidiaries that are the borrowers under the property level financings, including:

- Limitations on the use of rents;
- Notice requirements and requirements to provide annual audited and certified balance sheets and other financial information;
- Requirement to keep the subject properties in good repair;
- Compliance standards with respect to environmental laws;
- Insurance maintenance requirements; and
- Limitations on liens, operations, fundamental changes, lines of business, corporate activities, dispositions of property, and property management.

Events of default under the 2014 Note are customary and include (subject to customary grace periods):

- Failure to pay principal or interest when due;
- Transfers of interests in subsidiaries, and changes in corporate or other status;
- Transfers of all or part of mortgaged properties;
- Failure to provide sufficient insurance;
- Breaches of certain covenants; and

- Bankruptcy related defaults.

We are a limited guarantor under the 2014 Note. Our guarantee is of any loss or damage suffered by the lender as a result of any of the borrower's failure to pay the proceeds due under insurance policies or condemnation awards, tenant security deposits, failure to apply rents/profits payable under the loan documents, and loss due to any fraud, material misrepresentation or failure to disclose a material fact by a borrower.

Mortgage Notes due 2008/2009

Mortgage Notes due 2008/2009 ("2008/2009 Notes") included three fixed rate notes that were secured by 13 assisted living facilities located in Texas, Oregon and New Jersey with a combined carrying value of $31.9 million. The 2008/2009 Notes were entered into by subsidiaries of ALC and were subject to a limited guaranty by ALC. These notes collectively required monthly principal and interest payments of $0.2 million with balloon payments of $11.9 million, $5.3 million and $7.1 million due at maturity in May 2008, August 2008 and December 2008, respectively. The third note maturity date was extended to January 2009 at the request of the lender. These loans bore interest at fixed rates ranging from 7.58% to 8.65%.

The first of three 2008/2009 Notes came due on May 1, 2008. ALC repaid the first note for $11.9 million with borrowings under the $120 million credit facility and on June 10, 2008, mortgaged three of the seven residences located in Texas which had secured the maturing debt. The new $9.0 mortgage debt bears interest at 7.07% and is due in July 2018. ALC incurred $0.2 million of closing costs which are being amortized over the ten year life of the loan. See mortgage notes due 2018.

The second of three 2008/2009 Notes came due on August 1, 2008. ALC repaid the second note for $5.3 million with borrowings under the $120 million credit facility.

The third of three 2008/2009 Notes due January 2009 was secured by 3 assisted living residences located in New Jersey. On January 2, 2009, we repaid the balance of $7.1 million with proceeds from our $120 million revolving credit facility. This loan bore interest at 8.65%.

Mortgage Note due 2018

The mortgage note due 2018 ("2018 Note") has a fixed interest rate of 7.07%, an original principal amount of $9.0 million, and a 25-year principal amortization. It is secured by a deed of trust, assignment of rents and security agreement and fixture filing on three assisted living residences in Texas. Monthly principal and interest payments amount to approximately $64,200 with a balloon payment of $7.2 million due in July 2018. The 2018 Note was entered into by a wholly-owned subsidiary of ALC and is subject to a limited guaranty by ALC.

The security instrument for the 2018 Note contains customary covenants, including:

- limitations on the use of the property;
- protection of the lender's security;
- maintenance of books and records and requirements to provide financial reports on the properties;
- payment of taxes and operating expenses;
- preservation, management and maintenance of the properties
- compliance standards with respect to environmental laws; and
- maintenance of required insurance.

Events of default under the 2018 Note that would give the lender the option to accelerate payment include:

- failure to pay principal or interest when due;
- failure to maintain required insurance;

- failure to maintain the borrower as a special purpose entity;
- fraud or material misrepresentation by the borrower;
- transfers of all or a part of the properties;
- commencement of a forfeiture action which, in lender's reasonable judgment, could result in forfeiture of the property;
- failure to comply with the use and licensing requirements of the security instrument;
- loss of any license necessary to operate the properties as senior housing facilities;
- ceasing to operate any of the properties as a senior housing facility;
- failure to cure breaches of certain covenants within 30 days of notice of breach; and
- failure to cure defaults in related operating agreements within the applicable cure periods.

We are a limited guarantor under the 2018 Note. Our guarantee is of any loss or damage suffered by the lender as a result of:

- borrower's failure to apply all insurance proceeds and condemnation proceeds as required in the security instrument;
- borrower's failure to comply with the requirements in the security instrument to deliver books and records;
- fraud or written misrepresentation; and
- failure to apply rents as required by the security instrument.

In addition, we may become liable to lender for repayment of the loan if borrower acquires any property or operation that would cause the borrower to cease to be a single purpose entity or if borrower transfers any of the properties in violation of the security instrument.

Capital Lease Obligations

In March 2005, we amended lease agreements with Assisted Living Facilities, Inc. ("ALF"), an unrelated third party, relating to five assisted living facilities located in Oregon. The amended lease agreements provide us with an option to purchase these five facilities in 2009 for cash of $5.9 million ($0.3 million payable upon execution of the lease amendment) and the assumption of approximately $4.8 million of underlying Oregon Trust Deed Notes due 2036 (the "ALF Oregon Bonds") which are secured by these properties. The purchase option was determined to be a bargain purchase price, requiring the classification of these leases to be changed from operating to capital. As a result, a capital lease obligation of $12.8 million was recorded, which represents the estimated market value of the properties as of the lease amendment date and also approximates the present value of future payments due under the lease agreements, including the purchase option payment. The option to purchase must be exercised prior to July 1, 2009, with closing on or about December 31, 2009.

These obligations were financed by ALF through the sale of the ALF Oregon Bonds and contain certain terms and conditions within the debt agreements. We must comply with these terms and conditions and failure to adhere to those terms and conditions may result in an event of default to the lessor and termination of the lease. The leases require, among other things, that in order to preserve the federal income tax exempt status of the bonds, we must lease at least 20% of the units of the projects to low or moderate income persons as defined in Section 142(d) of the Internal Revenue Code. There are additional requirements as to the age and physical condition of the residents with which ALC must also comply. Pursuant to the lease agreements with ALF, ALC must comply with the terms and conditions of the underlying trust deed relating to the debt agreement. In the event that we exercise the purchase option, ALC would assume the ALF Oregon Bonds and be obligated to continue to comply with the conditions contained therein.

These capital leases were consolidated into one master lease under which we are the lessee, rather than the guarantor, and which contains customary affirmative and negative covenants including:

- Payment of all taxes and fees including maintenance and repairs and utilities;
- Acquisition and maintenance of governmental approvals;

- Maintenance of insurance and books and records;
- Compliance with applicable laws;
- Removal of any hazardous substances discovered on leased premises; and
- Limitations on indebtedness, liens, operations, lines of business, corporate activities, and dispositions of property.

Events of Default under the capital lease are customary and include (subject to customary grace periods):

- Failure to pay principal or interest when due or to perform obligations under loan documents;
- Bankruptcy or receivership defaults;
- Attachment of lease not dismissed or released within 60 days;
- Assignment for the benefit of creditors;
- Default under the option purchase agreement; and
- Voluntary abandonment of the leased property.

We have not yet determined our likelihood to exercise our option to purchase these properties. Factors that will be considered in making this determination include assessing current economic conditions, availability of funds, the current and expected future profitability of such properties, our desire to continue to operate in these locations and alternative uses for our capital.

Oregon Trust Deed Notes

The Oregon Trust Deed Notes ("Oregon Revenue Bonds") are secured by buildings, land, furniture and fixtures of six Oregon assisted living residences of ALC. The notes are payable in monthly installments including interest at effective rates ranging from 0% to 9.0%. The effective rate for the remaining term of the bonds is 7.2%

Under debt agreements relating to the Oregon Revenue Bonds, we are required to comply with the terms of certain regulatory agreements until the scheduled maturity dates of the Oregon Revenue Bonds. Please see "— Revenue Bond Commitments" below for details of the regulatory agreements.

ALC is the sole borrower and mortgagor under the Oregon Revenue Bonds, which contain affirmative and negative covenants customary for property level financings, including:

- Notice requirements and requirements to provide annual audited balance sheets and other financial information;
- The establishment and maintenance of operating and reserve accounts and security deposits;
- The maintenance of monthly occupancy levels;
- Requirements to maintain insurance and books and records, and compliance with laws; and
- Limitations on liens, operations, fundamental changes, lines of business, corporate activities, dispositions of property, property management, and alterations or improvements.

Events of default under the Oregon Revenue Bonds are customary and include (subject to customary grace periods):

- Failure to lease or make available 20% of the property units to low or moderate income persons;
- Failure to pay principal or interest when due, to perform obligations in any loan documents, or to maintain subordination of other loan agreements;
- Failure to provide sufficient insurance;

- Breach of any warranty of title or misrepresentation in financial statements or reports;
- Bankruptcy related defaults;
- Failure to perform covenants or obligations; and
- Certain changes in ownership or control, or transfers of interest in properties without prior consent.

HUD Insured Mortgages

The HUD insured mortgages (the "HUD Loans") include three separate loan agreements entered into in 2001 between subsidiaries of ALC and the lenders. The mortgages are each secured by a separate assisted living residence located in Texas.

During the third quarter of 2007, ALC completed the refinancing of two HUD Loans. Prior to refinancing, the remaining combined principal amount due under the refinanced mortgages was $4.3 million at an average rate of 7.40% and an average maturity of 29 years. After refinancing the aggregate principal amount remained unchanged while the average rate decreased to 5.75% and the average maturity decreased to 25 years. Other terms on the refinanced HUD loans and our other HUD Loan remained substantially unchanged. After refinancing, the HUD loans bear interest ranging from 5.66% to 7.55% and average 6.35%. After the refinancing, we are required to make principal and interest payments of $47,357 per month. We do not have the option to prepay principal on the refinanced loans in the first two years, however, prepayments may be made any time after the first two years. As of December 31, 2008, $4.2 million of HUD Loans mature in September 2032 and $3.0 million mature in August 2036.

The HUD Loans contain customary affirmative and negative covenants including:

- Establishment and maintenance of a reserve account;
- Maintenance of property and insurance;
- Requirements to provide annual audited balance sheets and other financial information;
- Maintenance of governmental approvals and licenses and compliance with applicable laws; and
- Limitations on indebtedness, distributions, liens, operations, fundamental changes, lines of business, corporate activities, dispositions of property, property management, and alterations and improvements.

Events of default under the HUD Loans are customary and include (subject to customary grace periods):

- Failure to establish and maintain a reserve account;
- Conveyance, transfer or encumbrance of certain property without the lender's consent;
- Construction on mortgaged property without lender's consent or failure to maintain the property or using the property for unauthorized purposes;
- Establishment of unauthorized rental restrictions or making of certain distributions;
- Bankruptcy related defaults; and
- Breaches of certain other covenants.

$120 Million Credit Facility

On November 10, 2006, ALC entered into a five year, $100 million revolving credit agreement with General Electric Capital Corporation and other lenders. The facility is guaranteed by certain ALC subsidiaries that own approximately 64 of the residences in our portfolio and secured by a lien against substantially all of the assets of ALC and such subsidiaries. Interest rates applicable to funds borrowed under the facility are based, at ALC's option, on either a base rate essentially equal to the prime rate or LIBOR plus a margin that varies according to a pricing grid based on a consolidated leverage test. Since the inception of this facility, this margin was 150 basis points.

On August 22, 2008, ALC entered into an agreement to amend its $100 million revolving credit agreement to allow ALC to borrow up to an additional $20 million, bringing the size of the facility to $120 million. Under certain conditions, and subject to possible market rate adjustments on the entire facility, ALC may request that the facility be increased by up to an additional $30 million.

In general, borrowings under the facility are limited to five times ALC's consolidated EBITDA, which is generally defined as consolidated net income plus in each case, to the extent included in the calculation of consolidated net income, customary add-backs in respect of provisions for taxes, consolidated interest expense, amortization and depreciation, losses from extraordinary items, and other non-cash expenditures (including non-recurring expenses incurred by ALC in connection with the separation of ALC and Extendicare) minus in each case, to the extent included in the calculation of consolidated net income, customary deductions in respect of credits for taxes, interest income, gains from extraordinary items, and other non-recurring gains. ALC is subject to certain restrictions and financial covenants under the facility including maintenance of minimum consolidated leverage and minimum consolidated fixed charge coverage ratios. Payments for capital expenditures, acquisitions, dividends and stock repurchases may be restricted if ALC fails to maintain consolidated leverage ratio levels specified in the facility. In addition, upon the occurrence of certain transactions including but not limited to sales of property mortgaged to General Electric Capital Corporation and the other lenders, equity and debt issuances and certain asset sales, we may be required to make mandatory prepayments. We are also subject to other customary covenants and conditions.

There were $79 million of borrowings under the facility at December 31, 2008, and $42 million of borrowings outstanding under the facility at December 31, 2007. At December 31, 2008, ALC was in compliance with all applicable financial covenants and available borrowings under the facility were $41 million. Under the facility, in 2008 and 2007 we paid an average interest rate of 4.2% and 6.6%, respectively.

We entered into a derivative financial instrument in November 2008, specifically an interest rate swap, for non-trading purposes. We may use interest rate swaps from time to time to manage interest rate risk associated with floating rate debt. The November 2008 interest rate swap agreement expires at the same time as our $120 million revolving credit facility in November 2011. As of December 31, 2008, we were party to one interest rate swap with a total notional amount of $30.0 million. We elected to apply hedge accounting for this interest rate swap because it is an economic hedge of our floating rate debt and we do not enter into derivatives for speculative purposes. It is a cash flow hedge. This derivative contract has a negative net fair value of $1.1 million as of December 31, 2008, based on current market conditions affecting interest rates and is recorded in other long-term liabilities.

Principal Repayment Schedule

Principal payments on long-term debt due within the next five years and thereafter as of December 31, 2008, are set forth below (in thousands).

2009	$ 19,427 (1)
2010	1,500
2011	80,601
2012	1,707
2013	1,823
After 2013	51,037
	$ 156,095

(1) Includes $10.4 million related to the bargain purchase option on the capital lease obligation, of which $4.8 million would be financed by the assumption of additional Oregon Revenue Bonds.

Letters of credit

As of December 31, 2008, we had $4.8 million in outstanding letters of credit, the majority of which are collateralized by property. Approximately $3.0 million of the letters of credit provide security for worker's compensation insurance and the remaining $1.8 million of letters of credit are security for landlords of leased properties. During 2008, we changed general and professional liability insurance carriers and converted from being self-insured to full commercial insurance on a portion of our general and professional liability insurance program which resulted in the release of a $5.0 million letter of credit. All the letters of credit are renewed annually and have maturity dates ranging from April 2009 to January 2010.

Restricted Cash

As of December 31, 2008, restricted cash consisted of $2.6 million of cash deposits as security for Oregon Trust Deed Notes, $1.3 million of cash deposits as security for HUD Insured Mortgages and $0.6 million of cash deposits securing letters of credit. In March 2008, we changed general and professional liability insurance carriers and converted from being self-insured to full commercial insurance on a portion of our general and professional liability insurance program which resulted in the release of $5.0 million of cash collateral related to a $5.0 million letter of credit.

Off Balance Sheet Arrangements

We have no off balance sheet arrangements.

Cash Management

As of December 31, 2008, we held unrestricted cash and cash equivalents of $19.9 million. We forecast cash flows on a regular monthly basis to determine the investment periods, if any, of certificates of deposit and monitor the daily incoming and outgoing expenditures to ensure available cash is invested on a daily basis. Approximately $2.2 million of our cash balances are held and invested by Pearson to provide for potential insurance claims.

Future Liquidity and Capital Resources

We believe that cash from operations, together with other available sources of liquidity, including borrowings available under our $120 million revolving credit facility and other borrowings which may be obtained on currently unencumbered properties, will be sufficient to fund operations, expansions, acquisitions, stock repurchases, anticipated capital expenditures, and required payments of principal and interest on our debt for the next twelve months.

Recent turmoil in financial markets has severely restricted the availability of funds for borrowing. We have no reason to believe the lenders under our $120 million revolving credit facility will not continue to meet their obligations to fund our borrowing requests. However, given the current uncertainty in financial markets, we can not provide assurance of their continued ability to meet their obligations under the credit facility. We believe that existing funds and cash flow from operations will be sufficient to fund our operations, expansion program, and required payments of principal and interest on our debt until the maturity of our $120 million credit facility in November, 2011. In the event that our lenders were unable to fulfill their obligations to provide funds upon our request under the $120 million revolving credit facility, and we were unable to raise funds from other sources it could have a material adverse impact on our ability to fund future expansions, acquisitions and share repurchases.

In addition, the failure to meet certain operating and occupancy covenants in the CaraVita operating lease could give the lessor the right to accelerate the lease obligations and terminate our right to operate all or some of those properties. We were in compliance with all such covenants as of December 31, 2008, but declining economic conditions could constrain our ability to remain in compliance in the future. Failure to comply with those obligations could result in our being required to make an accelerated payment of the present value of the remaining obligations under the lease through its expiration in March 2015 (approximately $28.1 million as of December 31, 2008), as well as the loss of future revenue and cash flow from the operations of those properties. The acceleration of the remaining obligation and loss of future cash flows from operating those properties could have a material adverse impact on our operations.

Expansion Program

In February 2007, we announced plans to add a total of 400 units onto our existing owned residences. By the end of 2008, we had completed, licensed, and begun accepting new residents in approximately 80 of these units. Construction continues on the remaining expansion units. Weather issues, primarily related to heavy rains and flooding in the Midwest, hurricanes in the Texas and Louisiana regions, obtaining regulatory approvals and other unforeseen circumstances have resulted in timing delays. As of the date of this report, we are targeting completion of 170 units in the first quarter of 2009, 100 in the second quarter, 25 units in the third quarter and the remaining 25 in the fourth quarter of 2009. Cost estimates remain consistent with our original estimates of $125,000 per unit. We expended $22.2 million through December 31, 2008, and expect to spend an additional $27.8 million in 2009.

Share Repurchase

On August 6, 2008, our Board of Directors authorized an increase in our Class A Common Stock repurchase program by $15 million bringing the total authorization to $80 million. In the fourth quarter of 2008, we repurchased approximately 1.4 million shares of our Class A Common Stock at an aggregate cost of approximately $5.9 million and an average price of $4.24 per share. In the aggregate, we have repurchased approximately 9.6 million shares of our Class A Common Stock at an aggregate cost of $66.3 million and an average price of $6.91 per share under the share repurchase program through December 31, 2008. The share repurchases were financed through existing funds and borrowings under our $120 million credit facility. The Board of Directors may expand the repurchase program from time to time. Future purchases will be determined by what we believe to be attractive share prices and other needs for our capital.

Accrual for Self-Insured Liabilities

At December 31, 2008, we had an accrued liability for settlement of self-insured liabilities of $1.4 million in respect of general and professional liability claims. Claim payments were $0.2 million and $0.3 million in 2008 and 2007, respectively. The accrual for self-insured liabilities includes estimates of the cost of both reported claims and claims incurred but not yet reported. We estimate that $0.3 million of the total $1.4 million liability will be paid in 2009. The timing of payments is not directly within our control, and, therefore, estimates are subject to change. Provisions for general and professional liability insurance are determined by independent actuarial valuations. We believe we have provided sufficient provisions for general and professional liability claims as of December 31, 2008.

At December 31, 2008, we had an accrual for workers' compensation claims of $3.5 million. Claim payments for 2008 and 2007 were $1.9 million and $1.8 million, respectively. The timing of payments is not directly within our control, and, therefore, estimates are subject to change. Provisions for workers compensation insurance are determined by independent actuarial valuations. We believe we have provided sufficient provisions for workers' compensation claims as of December 31, 2008.

At December 31, 2008, we had an accrual for medical insurance claims of $0.8 million. The accrual is an estimate based on the historical claims per participant incurred over the historical lag time between date of service and payment by our third party administrator. The timing of payments is not directly within our control, and, therefore, estimates are subject to change. We believe we have provided sufficient provisions for medical insurance claims as of December 31, 2008.

Unfunded Deferred Compensation Plan

At December 31, 2008 and 2007 we had an accrual of $2.3 million and $1.9 million, respectively, for our unfunded deferred compensation plan. We implemented an unfunded deferred compensation plan in 2005 which is offered to company employees who are defined as highly compensated by the Internal Revenue Code. Participants may defer up to 10% of their base salaries

$120 Million Credit Facility

On November 10, 2006, we entered into the $100 million revolving credit facility with General Electric Capital Corporation and other lenders. The facility was increased to $120 million in 2008. The revolving credit facility is available to us to provide liquidity for expansions, acquisitions, working capital, capital expenditures, share repurchases, and for other general corporate purposes. See "Debt Instruments — $120 Million Credit Facility" above for a more detailed description of the terms of the revolving credit facility.

Contractual Obligations

Set forth below is a table showing the estimated timing of payments under our contractual obligations as of December 31, 2008.

	Payments Due by Year						
	Total	2009	2010	2011	2012	2013	After 2013
	(In thousands)						
Long-term debt (excluding capital lease obligations)	$ 145,213	$ 8,545	$ 1,500	$ 80,601	$ 1,707	$ 1,823	$ 51,037
Interest payments	30,297	4,569	3,744	3,643	3,537	3,420	11,384
Operating lease commitments	114,452	19,793	20,149	19,634	17,534	17,440	19,902
Capital lease commitments	10,882	10,882(1)	—	—	—	—	—
New construction purchase commitments	27,722	27,722	—	—	—	—	—
Total	$ 328,566	$ 71,511	$ 25,393	$ 103,878	$ 22,778	$ 22,683	$ 82,323

(1) Amount includes an option to purchase five properties (157 units) for $10.4 million including assumed debt.

Critical Accounting Policies

Our consolidated financial statements have been prepared in conformity with U.S. generally accepted accounting principles ("GAAP"). For a full discussion of our accounting policies as required by GAAP, refer to the accompanying notes to the consolidated financial statements. We consider the accounting policies discussed below to be critical to obtain an understanding of our consolidated financial statements because their application requires significant judgment and reliance on estimations of matters that are inherently uncertain. Specific risks related to these critical accounting policies are described below.

Revenue Recognition and Accounts Receivable

We derive our revenues primarily from providing assisted living accommodation and healthcare services. In 2008, 2007 and 2006, approximately 92%, 85% and 79% of our revenues, respectively, were derived from private pay sources. The remaining revenues are derived from state Medicaid programs. These Medicaid programs establish the rates in their respective states.

We record accounts receivable at the net realizable value we expect to receive from individual residents and state Medicaid programs. We continually monitor and adjust our allowances associated with these receivables. We evaluate the adequacy of our allowance for doubtful accounts by conducting a specific account review of amounts in excess of predefined target amounts and aging thresholds, which vary by payer type. Provisions are considered based upon the evaluation of the circumstances for each of these specific accounts. In addition, we have established internally-determined percentages for allowance for doubtful accounts that are based upon historical collection trends for each payer type and age of these receivables. Accounts receivable that we estimate to be uncollectible, based upon the above process, are fully reserved for in the allowance for doubtful accounts until they are written off or collected. If circumstances change, for instance due to economic downturn resulting in higher than expected defaults or denials, our estimates of the recoverability of our receivables could be reduced by a material amount. Our allowance for doubtful accounts for current accounts receivable totaled $0.7 million and $1.0 million at December 31, 2008 and 2007, respectively.

Measurement of Acquired Assets and Liabilities in Business Combinations

We account for acquisitions in accordance with Statement of Financial Accounting Standards, or SFAS No. 141, "Business Combinations," and have adopted the guidelines in Emerging Issues Task Force, or EITF, 02-17 for the identification of and accounting for acquired customers, which for us represents resident relationships. In an acquisition, we assess the fair value of acquired assets which include land, building, furniture and equipment, licenses, resident relationships and other intangible assets, and acquired leases and liabilities. In respect of the valuation of the real estate acquired, we calculate the fair value of the land and buildings, or properties, using an "as if vacant" approach. The fair value of furniture and equipment is estimated on a depreciated replacement cost basis. The value of resident relationships and below (or above) market resident contracts are determined based upon the valuation methodology outlined below. We allocate the purchase price of the acquisition based upon these assessments with, if applicable, the residual value purchase price being recorded as goodwill. Goodwill recorded on acquisitions is not a deductible expense for tax purposes. These estimates are based upon historical, financial and market information. Imprecision of these estimates can affect the allocation of the purchase price paid on the acquisition of facilities between intangible assets and liabilities and the properties and goodwill values determined, and the related depreciation and amortization.

Resident relationships represent the assets acquired by virtue of acquiring a facility with existing residents and thus avoiding the cost of obtaining new residents, plus the value of lost net resident revenue over the estimated lease-up period of the property. In order to effect such purchase price allocation, management is required to make estimates of the average facility lease-up period, the average lease-up costs and the deficiency in operating profits relative to the facility's performance when fully occupied. Resident relationships are amortized on a straight-line basis over the estimated average resident stay at the facility.

Below (or above) market resident contracts represent the value of the difference between amounts to be paid pursuant to the in-place resident contracts and management's estimate of the fair market value rate, measured over a period of either the average resident stay in the facility, or the period under which we can change the current contract rates to market. Amortization of below (or above) market resident contracts are included in revenues in the consolidated statement of income.

Valuation of Assets and Asset Impairment

We record property and equipment at cost less accumulated depreciation and amortization. We depreciate and amortize these assets using a straight-line method for book purposes based upon the estimated lives of the assets. Goodwill represents the cost of the acquired net assets in excess of their fair market values. Pursuant to SFAS No. 142, we do not amortize goodwill and intangible assets with indefinite useful lives. Instead, we test for impairment at least annually. Other intangible assets, consisting of the cost of leasehold rights, are deferred and amortized over the term of the lease including renewal options and resident relationships over the estimated average length of stay at the residence. We periodically assess the recoverability of long-lived assets, including property and equipment, goodwill and other intangibles, when there are indications of potential impairment based upon the estimates of undiscounted future cash flows. The amount of any impairment is calculated by comparing the estimated fair market value with the carrying value of the related asset. We consider such factors as current results, trends and future prospects, current estimated market value, and other economic and regulatory factors in performing these analyses.

A substantial change in the estimated future cash flows for these assets could materially change the estimated fair values of these assets, possibly resulting in an additional impairment. Changes which may impact future cash flows include, but are not limited to, competition in the marketplace, changes in private pay and Medicaid rates, increases in wages or other operating costs, increased litigation and insurance costs, increased operational costs resulting from changes in legislation and regulatory scrutiny, and changes in interest rates.

Self-insured Liabilities

We insure certain risks with an affiliated insurance subsidiary and third-party insurers. The insurance policies cover comprehensive general and professional liability, workers' compensation and employer's liability insurance in amounts and with such coverage and deductibles as we deem appropriate, based on the nature and risks of our business, historical experiences, availability and industry standards. We self-insure for health and dental claims, and in certain states for workers' compensation, employer's liability for general and professional liability claims and up to deductible amounts as defined in our insurance policies.

We accrue our self-insured liabilities based upon past trends and information received from independent actuaries. We regularly evaluate the appropriateness of the carrying value of the self-insured liabilities through independent actuarial reviews. Our estimate of the accruals is significantly influenced by assumptions, which are limited by the uncertainty of predicting future events, and assessments regarding expectations of several factors. Such factors include, but are not limited to: the frequency and severity of claims, which can differ materially by jurisdiction; coverage limits of third-party reinsurance; the effectiveness of the claims management process; and the outcome of litigation.

Changes in our level of retained risk and other significant assumptions that underlie our estimate of self-insured liabilities, could have a material effect on the future carrying value of the self-insured liabilities. Our accrual for general and professional self-insured liabilities totaled $1.4 million and $1.2 million as of December 31, 2008 and 2007, respectively. Our accrual for workers compensation liabilities was $3.4 million for both years ended December 31, 2008 and 2007, respectively. Our accrual for medical insurance was $0.8 million and $0.7 million at December 31, 2008 and 2007, respectively.

Deferred Tax Assets

Prior to the Separation our results of operations were included in the consolidated federal tax return of our U.S. parent company, EHSI. Federal current and deferred income taxes payable (or receivable) were determined as if we filed our own income tax returns. Deferred tax assets and liabilities are recognized to reflect the expected future tax consequences attributed to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. We measure deferred tax assets and liabilities using enacted tax rates expected to apply to taxable income in the years in which we expect those temporary differences to be recovered or settled. We establish a valuation allowance if we determine that it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets depends upon us generating future taxable income during the periods in which those temporary differences become deductible. We consider the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. There was no valuation allowance for net state deferred tax assets at December 31, 2008 or 2007.

New Accounting Pronouncements

In April 2008, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position ("FSP") No. 142-3 ("FSP 142-3"), "Determination of the Useful Life of Intangible Assets." FSP 142-3 amends the factors an entity should consider in developing renewal or extension assumptions used in determining the useful life of recognized intangible assets under FASB Statement No. 142, "Goodwill and Other Intangible Assets." This new guidance applies prospectively to intangible assets that are acquired individually or with a group of other assets in business combinations and asset acquisitions. FSP 142-3 is effective for financial statements issued for fiscal years and interim periods beginning after December 15, 2008. Early adoption is prohibited. Since this guidance will be applied prospectively, on adoption, there will be no impact to ALC's current consolidated financial statements.

In June 2008, the FASB issued FSP EITF 03-6-1. *"Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities."* FSP EITF 03-6-1 clarifies that share-based payment awards that entitle their holders to receive nonforfeitable dividends or dividend equivalents before vesting should be considered participating securities. FSP EITF 03-6-1 is effective for fiscal years beginning after December 15, 2008 on a retrospective basis. ALC is currently evaluating the potential impact, if any, the adoption of FSP EITF 03-6-1 could have on its calculation of earnings per share. As of December 31, 2008, and since the Separation Date, ALC has never declared a cash dividend.

Effective January 1, 2008, ALC adopted Statement on Financial Accounting Standards ("SFAS") No. 157, *Fair Value Measurements* ("SFAS 157") for financial assets and liabilities. This pronouncement defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. On November 14, 2007, the FASB agreed to a one-year deferral for the implementation of SFAS 157 for other non-financial assets and liabilities. ALC's adoption of SFAS 157 did not have a material effect on ALC's consolidated financial statements for financial assets and liabilities and any other assets and liabilities carried at fair value.

In October 2008, the FASB issued FSP 157-3 ("FSP 157-3"), "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active." FSP 157-3 clarifies the application of SFAS 157 in a market that is not active and addresses application issues such as the use of internal assumptions when relevant observable data does not exist, the use of observable market information when the market is not active, and the use of market quotes when assessing the relevance of observable and unobservable data. FSP 157-3 is effective for all periods presented in accordance with SFAS No. 157. The guidance in FSP 157-3 is effective immediately and did not have an impact on ALC's financial statements upon adoption. See Note 20 in the Notes to Consolidated Financial Statements in Item 15 Exhibits and Financial Statement Schedules of this report for information and related disclosures regarding ALC's fair value measurements.

On December 4, 2007, the FASB issued SFAS 141(R), *Business Combinations* ("SFAS 141R"). SFAS 141R replaces SFAS 141, *Business Combinations* and applies to all transactions or other events in which an entity obtains control of one or more businesses. SFAS 141R requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction, establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed, and requires the acquirer to disclose additional information needed to evaluate and understand the nature and financial effect of the business combination. SFAS 141R is effective prospectively for fiscal years beginning after December 15, 2008 and may not be applied before that date. ALC is currently evaluating the impact, if any, that the adoption of SFAS 141R will have on its consolidated results of operations and financial condition.

On December 4, 2007, the FASB issued SFAS 160, *Noncontrolling Interests in Consolidated Financial Statements* ("SFAS 160"). SFAS 160 amends Accounting Research Bulletin 51 to establish accounting and reporting standards for the noncontrolling interest (or minority interests) in a subsidiary and for the deconsolidation of a subsidiary by requiring all noncontrolling interests in subsidiaries be reported in the same way, as equity in the consolidated financial statements, and eliminates the diversity in accounting for transactions between an entity and noncontrolling interests by requiring they be treated as equity transactions. SFAS 160 is effective prospectively for fiscal years beginning after December 15, 2008 and may not be applied before that date. ALC is currently evaluating the impact, if any, that the adoption of SFAS 160 will have on its consolidated results of operations and financial condition.

On March 19, 2008, the FASB issued SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities, an amendment of SFAS No. 133* ("SFAS 161"). SFAS 161 requires enhanced disclosures about an entity's derivative and hedging activities and is effective for fiscal years and interim periods beginning after November 15, 2008. ALC is currently evaluating the impact, if any, SFAS 161 will have on disclosures by ALC.

Reclassifications

Certain reclassifications have been made in the prior quarters' and years' financial statements to conform to the current quarters' and years' presentation. Such reclassifications had no effect on previously reported net income or stockholders' equity.

ITEM 7A — QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Qualitative Disclosures

At December 31, 2008, our long-term debt including the current portion consisted of fixed-rate debt of $77.1 million, exclusive of a $0.2 million purchase accounting market value adjustment and variable rate debt of $79.0 million. At December 31, 2007, our long-term debt including the current portion consisted of fixed-rate debt of $87.3 million, exclusive of a $0.4 million purchase accounting market value adjustment and variable rate debt of $42.0 million.

Our earnings are affected by changes in interest rates as a result of our borrowings on our $120 million credit facility. At December 31, 2008, we had $79.0 million of variable rate borrowings based on LIBOR plus a premium. As of December 31, 2008, our variable rate is 150 basis points in excess of LIBOR. For every 1% change in LIBOR, our interest expense will change by approximately $790,000 annually. This analysis does not consider changes in the actual level of borrowings or repayments that may occur subsequent to December 31, 2008. This analysis also does not consider the effects of the reduced level of overall economic activity that could exist in such an environment, nor does it consider actions that management might be able to take with respect to our financial structure to mitigate the exposure to such a change.

In order to reduce our risk related to our variable rate debt, on November 13, 2008 we entered into a $30.0 million notional value interest rate swap contract. The contract requires us to pay interest on the notional amount at a fixed rate of 2.33% and to receive interest at a rate equal to the notional value times one month LIBOR. The contract matures in November 2011. The contract resets monthly. On December 31, 2008, the fair market value was a negative $1.1 million. A 100 basis point increase in interest rates would increase the fair value of this swap by approximately $0.8 million and a 100 basis point decrease in interest rates would decrease the fair value of this swap contracts by approximately $0.8 million.

The downturn in the United States housing market in 2007 and 2008 triggered a constriction in the availability of credit that is expected to continue in 2009. This could impact our ability to borrow money or refinance existing obligations at acceptable rates of interest. Lending standards for securitized financing have been tighter, making it more difficult to borrow. However, we have experienced no significant barriers to obtaining credit and do not expect to in the near future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources."

We do not speculate using derivative instruments and do not engage in derivative trading of any kind.

Quantitative Disclosures

The table below presents principal, or notional, amounts and related weighted average interest rates by year of maturity for our fixed rate debt obligations as of December 31, 2008, (in thousands). Amounts exclude purchase accounting market value adjustment of debt of $0.2 million.

	2009	2010	2011	2012	2013	After 2013	Total	Fair Value Liability (Asset)
LONG-TERM DEBT:								
Fixed Rate	**$ 19,427**	**$ 1,500**	**$ 1,601**	**$ 1,707**	**$ 1,823**	**$ 51,037**	**$ 77,095**	**$ 77,551**
Average Interest Rate	6.85%	6.54%	6.47%	6.47%	6.47%	6.78%	6.63%	

The above table incorporates only those exposures that existed as of December 31, 2008, and does not consider those exposures or positions which could arise after that date or future interest rate movements.

ITEM 8 — FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

See the F-Pages contained herein, which include our audited consolidated financial statements and are incorporated by reference in this Item 8.

ITEM 9 — CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 9A — CONTROLS AND PROCEDURES

Management's Assessment of Internal Control Over Financial Reporting

Management of ALC, including the Chief Executive Officer and the Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) under the Exchange Act. ALC's internal controls were designed to provide reasonable assurance ALC's management and Board of Directors regarding the preparation and fair presentation of published financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management assessed the effectiveness of ALC's internal control over financial reporting as of December 31, 2008. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in *Internal Control — Integrated Framework.* Based on this assessment, ALC's management believes that, as of December 31, 2008, ALC's internal control over financial reporting is effective based on those criteria.

Management reviewed the results of their assessment with our Audit Committee. The effectiveness of our internal control over financial reporting as of December 31, 2008 has been audited by Grant Thornton LLP, the independent registered public accounting firm that audited our consolidated financial statements included in this Annual Report on Form 10-K, as stated in their report which is included below in this Item 9A.

Disclosure Controls and Procedures

ALC's management, with the participation of ALC's Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of ALC's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of December 31, 2008. ALC's disclosure controls and procedures are designed to ensure that information required to be disclosed by ALC in the reports it files or submits under the Exchange Act is (1) recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms and (2) accumulated and communicated to ALC's management, including its Chief Executive Officer, to allow timely decisions regarding required disclosures. Based on such evaluation, ALC's management, including its Chief Executive Officer and Chief Financial Officer, has concluded that, as of December 31, 2008, ALC's disclosure controls and procedures were effective.

Changes in Internal Control

There have not been any changes in ALC's internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the most recently completed fiscal quarter that have materially affected, or are reasonably likely to materially affect, ALC's internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders of
Assisted Living Concepts, Inc.

We have audited Assisted Living Concepts, Inc.'s internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Assisted Living Concepts, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on Assisted Living Concepts, Inc.'s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Assisted Living Concepts, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control—Integrated Framework* issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Assisted Living Concepts, Inc. and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2008 and our report dated March 6, 2009 expressed an unqualified opinion.

GRANT THORNTON LLP
Milwaukee, Wisconsin
March 6, 2009

ITEM 9B — OTHER INFORMATION

Forward-Looking Statements and Cautionary Factors

This report and other documents or oral statements we make or made on our behalf contain both historical and forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are predictions and generally can be identified by the use of statements that include phrases such as "believe," "expect," "anticipate," "will," "target," "intend," "plan," "foresee," or other words or phrases of similar import. Forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from those currently anticipated. In addition to any factors that may accompany forward-looking statements, factors that could materially affect actual results include the following.

Factors and uncertainties facing our industry and us include:

- unfavorable economic conditions, such as recessions, high unemployment levels, and declining housing and financial markets, could adversely affect the assisted living industry in general and cause us to lose revenue;
- our strategy to reduce our reliance on Medicaid residents could cause overall occupancy and revenues to decline;
- events which adversely affect the ability of seniors to afford our monthly resident fees including sustained economic downturns, difficult housing markets and losses on investments designated for retirement could cause our occupancy rates, revenues and results of operations to decline;
- national, regional and local competition which could cause us to lose market share and revenue;
- our ability to cultivate new or maintain existing relationships with physicians and others in the communities in which we operate who provide referrals for new residents could affect occupancy rates;
- changes in the numbers of our residents who are private pay residents may significantly affect our profitability;
- reductions in Medicaid rates may decrease our revenues;
- termination of our resident agreements and vacancies in the living spaces we lease could adversely affect our revenues, earnings and occupancy levels;
- increases in labor costs, as a result of a shortage of qualified personnel, regulatory requirements or otherwise, could substantially increase our operating costs;
- we may not be able to increase resident fees to cover energy, food and other costs which could reduce operating margins;
- markets where overbuilding exists and future overbuilding in other markets where we operate our residences may adversely affect our operations;
- personal injury claims, if successfully made against us, could materially and adversely affect our financial condition and results of operations;
- failure to comply with laws and government regulation could lead to fines and penalties;
- compliance with regulations may require us to make unanticipated expenditures which could increase our costs and therefore adversely affect our earnings and financial condition;
- new regulations could increase our costs or negatively impact our business;
- audits and investigations under our contracts with federal and state government agencies could have adverse findings that may negatively impact our business;
- failure to comply with environmental laws, including laws regarding the management of infectious medical waste, could materially and adversely affect our financial condition and results of operations;

- failure to comply with laws governing the transmission and privacy of health information could materially and adversely affect our financial condition and results of operations;
- efforts to regulate the construction or expansion of healthcare providers could impair our ability to expand through construction of new residences or expansion of exiting residences;
- we may make acquisitions that could subject us to a number of operating risks; and
- costs associated with capital improvements could adversely affect our profitability.

Factors and uncertainties related to our indebtedness and lease arrangements include:

- loan and lease covenants could restrict our operations and any default could result in the acceleration of indebtedness or cross-defaults, any of which would negatively impact our liquidity and our ability to grow our business and revenues;
- if we do not comply with the requirements in leases or debt agreements pertaining to revenue bonds, we would be subject to lost revenues and financial penalties;
- restrictions in our indebtedness and long-term leases could adversely affect our liquidity and our ability to operate our business and our ability to execute our growth strategy; and
- increases in interest rates could significantly increase the costs of our unhedged debt and lease obligations, which could adversely affect our liquidity and earnings.

Additional risk factors are discussed under the "Risk Factors" section in Item 1A of this report.

PART III

ITEM 10 — DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information regarding our Directors, certain corporate governance matters and Section 16(a) beneficial ownership reporting compliance is incorporated by reference from our definitive proxy statement for the 2009 annual meeting of stockholders under the captions "Election of Directors – Nominees," "Election of Directors – Independence," "Election of Directors – Meetings," "Election of Directors – Committees," "Election of Directors – Governance Documents," "Election of Directors – Communications," "Election of Directors – Director Compensation," and "Section 16(a) Beneficial Ownership Reporting Compliance." The balance of the response to this item is contained in the information entitled "Executive Officers of the Registrant" following Item 4 in Part I of this report.

Information about our audit committee financial expert is incorporated by reference to our definitive proxy statement for the 2009 annual meeting of stockholders.

We have adopted a Code of Business Conduct and Ethics that applies to all employees, Directors and officers, including our Chief Executive Officer, principal financial officer and principal accounting officer, as well as a Code of Ethics for Chief Executive and Senior Financial Officers, which applies to our Chief Executive Officer, Chief Financial Officer, and Controller, both of which are available on our website at www.alcco.com. Any amendment to, or waiver from, a provision of such codes of ethics will be posted on our website.

ITEM 11 — EXECUTIVE COMPENSATION

Information about executive compensation is incorporated by reference to our definitive proxy statement for the 2009 annual meeting of stockholders under the captions "Executive Compensation," "Director Compensation," and "Compensation Committee Report."

ITEM 12 — SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information about security ownership of certain beneficial owners and management and securities authorized for issuance under equity compensation plans is incorporated by reference to our definitive proxy statement for the 2009 annual meeting of stockholders under the captions "Securities Authorized for Issuance under Equity Compensation Plans" and "Stock Ownership of Management and Others."

ITEM 13 — CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information about certain relationships and transactions with related persons, and director independence is incorporated herein by reference from our definitive proxy statement from the 2009 annual meeting of stockholders under the captions "Certain Business Relationships; Related Person Transactions", "Election of Directors – Independence", and "Election of Directors – Committees".

ITEM 14 — PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information about principal accountant fees and services is incorporated by reference from our definitive proxy statement for the 2009 annual meeting of stockholders under the captions "Independent Auditors."

PART IV

ITEM 15 — EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

The following documents are filed as part of this report:

1. Our audited consolidated financial statements:

   Report of Independent Registered Public Accounting Firm

   Consolidated Balance Sheets as of December 31, 2008 and 2007

   Consolidated Statements of Income for the years ended December 31, 2008, 2007 and 2006

   Consolidated Statements of Stockholders' Equity and Parent's Investment for the years ended December 31, 2008, 2007 and 2006

   Consolidated Statements of Cash Flows for the years ended December 31, 2008, 2007 and 2006

   Notes to Consolidated Financial Statements

2. Financial Statement Schedules are omitted because they are not applicable or because the required information is given in the consolidated financial statements and notes thereto.

3. Exhibits

   See the Exhibit Index included as the last part of this report (following the signature page), which is incorporated herein by reference. Each management contract or compensatory plan or arrangement required to be filed as an exhibit to this report is identified in the Exhibit Index by an asterisk.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders of
Assisted Living Concepts, Inc.

We have audited the accompanying consolidated balance sheets of Assisted Living Concepts, Inc. and subsidiaries, collectively the "Company", as of December 31, 2008 and 2007, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Assisted Living Concepts, Inc. and subsidiaries as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the each of the three years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Assisted Living Concepts, Inc.'s internal control over financial reporting as of December 31, 2008, based on criteria established in "Internal Control – Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 6, 2009 expressed an unqualified opinion.

GRANT THORNTON LLP
Milwaukee, Wisconsin
March 6, 2009

CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share data)

	December 31, 2008	December 31, 2007
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 19,905	$ 14,066
Investments	3,139	5,252
Accounts receivable, less allowances of $689 and $992, respectively	2,696	2,908
Prepaid expenses, supplies and other receivables	3,463	5,089
Deposits in escrow	2,343	2,482
Income tax receivable	3,147	—
Deferred income taxes	4,614	4,080
Total current assets	39,307	33,877
Property and equipment, net	422,791	395,141
Goodwill	16,315	19,909
Intangible assets, net	13,443	827
Restricted cash	4,534	8,943
Cash designated for acquisition	—	14,864
Other assets	2,231	2,680
Total Assets	$ 498,621	$ 476,241
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 13,574	$ 7,800
Accrued liabilities	17,898	17,951
Deferred revenue	6,739	6,346
Accrued income taxes	—	198
Current maturities of long-term debt	19,392	26,543
Current portion of self-insured liabilities	300	300
Total current liabilities	57,903	59,138
Accrual for self-insured liabilities	1,176	941
Long-term debt	136,890	103,176
Deferred income taxes	11,811	9,008
Other long-term liabilities	11,102	9,444
Commitments and contingencies		
Total Liabilities	218,882	181,707
Preferred stock, par value $0.01 per share, 25,000,000 shares authorized, no shares issued and outstanding, respectively	—	—
Class A Common Stock, par value $0.01 per share, 400,000,000 authorized, 52,296,246 and 56,131,873 issued and outstanding, respectively	619	608
Class B Common Stock, par value $0.01 per share, 75,000,000 authorized, 7,736,398 and 8,727,458 issued and outstanding, respectively	77	87
Additional paid-in capital	313,646	313,548
Accumulated other comprehensive (loss) income	(1,989)	103
Retained earnings	33,641	19,318
Treasury stock at cost, 9,591,993 and 4,691,060 shares, respectively	(66,255)	(39,130)
Total Stockholders' Equity	279,739	294,534
Total Liabilities and Stockholders' Equity	$ 498,621	$ 476,241

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except per share data)

	Year Ended December 31,		
	2008	2007	2006
Revenues	$ 234,085	$ 229,347	$ 231,148
Expenses:			
Residence operations (exclusive of depreciation and amortization and residence lease expense shown below)	152,851	151,684	153,347
General and administrative	12,789	13,073	10,857
Residence lease expense	19,900	14,310	14,291
Depreciation and amortization	18,710	17,642	16,699
Transaction costs	—	56	4,415
Impairment of long-lived asset	—	—	3,080
Total operating expenses	204,250	196,765	202,689
Income from operations	29,835	32,582	28,459
Other expense:			
Interest income	630	1,718	872
Interest expense	(7,727)	(6,809)	(10,069)
Income from continuing operations before income taxes	22,738	27,491	19,262
Income tax expense	(8,415)	(10,312)	(8,727)
Net income from continuing operations	14,323	17,179	10,535
Loss from discontinued operations, net of taxes	—	—	(1,526)
Net income	$ 14,323	$ 17,179	$ 9,009
Weighted average common shares:			
Basic	62,428	68,172	69,326
Diluted	63,084	68,863	70,205
Per share data:			
Basic earnings per common share:			
Income from continuing operations	$ 0.23	$ 0.25	$ 0.15
Loss from discontinued operations	—	—	(0.02)
Net income	$ 0.23	$ 0.25	$ 0.13
Diluted earnings per common share:			
Income from continuing operations	$ 0.23	$ 0.25	$ 0.15
Loss from discontinued operations	—	—	(0.02)
Net income	$ 0.23	$ 0.25	$ 0.13

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND PARENT'S INVESTMENT
(In thousands)

	Common Stock Shares Issued	Common Stock Amount	Additional Paid-In Capital	Parent's Net Investment	Accumulated Other Comprehensive Income	Retained Earnings	Treasury Stock	Total Stockholders' Equity or Parent's Investment	Comprehensive Income
Balance, December 31, 2005	—	$ —	$ —	$ 203,443	$ —	$ —	$ —	$ 203,443	$ —
Net change in Class A Common Stock	59,502	595	—	—	—	—	—	595	—
Net change in Class B Common Stock	9,956	100	—	—	—	—	—	100	—
Conversion of Class B Common Stock to Class A Common Stock	—	—	(2)	—	—	—	—	(2)	—
Unrealized gains on available for sale securities, net of tax expense of $339	—	—	—	—	530	—	—	530	530
Net income	—	—	—	6,870	—	2,139	—	9,009	9,009
Net cash activity with parent	—	—	—	36,808	—	—	—	36,808	—
Non-cash activity with parent	—	—	—	66,355	—	—	—	66,355	—
Parent investment	—	—	313,476	(313,476)	—	—	—	—	—
Comprehensive income	—	—	—	—	—	—	—	—	$ 9,539
Balance, December 31, 2006	69,458	695	313,474	—	530	2,139	—	316,838	
Conversion of Class B Common Stock to Class A Common Stock	92	—	—	—	—	—	—	—	$ —
Unrealized losses on available for sale securities, net of tax benefit of $310	—	—	—	—	(427)	—	—	(427)	(427)
Capital contribution	—	—	74	—	—	—	—	74	—
Purchase of Treasury stock	—	—	—	—	—	—	(39,130)	(39,130)	—
Net income	—	—	—	—	—	17,179	—	17,179	17,179
Comprehensive income	—	—	—	—	—	—	—	—	$ 16,752
Balance, December 31, 2007	69,550	695	313,548	—	103	19,318	(39,130)	294,534	
Conversion of Class B Common Stock to Class A Common Stock	75	1	(1)	—	—	—	—	—	—
Unrealized losses on available for sale securities, net of tax benefit of $854	—	—	—	—	(1,437)	—	—	(1,437)	(1,437)
Unrealized loss on derivative, net of tax benefit of $401	—	—	—	—	(655)	—	—	(655)	(655)
Compensation expense related to Directors SAR/Options	—	—	99	—	—	—	—	99	—
Purchase of Treasury stock	—	—	—	—	—	—	(27,125)	(27,125)	—
Net income	—	—	—	—	—	14,323	—	14,323	14,323
Comprehensive income	—	—	—	—	—	—	—	—	$ 12,231
Balance, December 31, 2008	69,625	$ 696	$ 313,646	$ —	$ (1,989)	$33,641	$(66,255)	$ 279,739	

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31,		
	2008	2007	2006
OPERATING ACTIVITIES:			
Net income	$ 14,323	$ 17,179	$ 9,009
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	18,710	17,642	16,699
Amortization of purchase accounting adjustments for:			
Leases and debt	(248)	(1,076)	(527)
Below market resident leases	—	(39)	(1,187)
Provision for bad debts	(303)	94	214
Provision for self-insured liabilities	435	78	415
Payments of self-insured liabilities	(200)	(308)	(271)
Loss on sale or disposal of fixed assets	196	—	—
Loss on impairment of long-lived assets, including impairments in discontinued operations	—	—	5,018
Equity-based compensation expense	99	—	—
Change in fair value of derivative	(655)	—	—
Deferred income taxes	5,878	1,334	335
Changes in assets and liabilities:			
Accounts receivable	515	1,555	(1,258)
Supplies, prepaid expenses and other receivables	1,626	1,507	(3,564)
Deposits in escrow	139	(62)	290
Accounts payable	230	2,666	107
Accrued liabilities	(53)	(363)	(1,167)
Deferred revenue	393	5,080	480
Income taxes payable/ receivable	(2,669)	597	(999)
Changes in other non-current assets	4,858	1,849	(7,264)
Other long-term liabilities	1,658	1,379	2,649
Current due to Extendicare	—	—	76
Cash provided by operating activities	44,932	49,112	19,055
INVESTING ACTIVITIES:			
Payment for acquisitions	(14,546)	(24,444)	(4,619)
Cash designated for acquisition	14,864	(14,864)	—
Payments for new construction projects	(21,333)	(3,904)	(3,338)
Payments for purchases of property and equipment	(17,764)	(12,457)	(12,832)
Proceeds from sales of property and equipment	—	—	79
Cash used in investing activities	(38,779)	(55,669)	(20,710)
FINANCING ACTIVITIES:			
Capital contributions from Extendicare	—	74	43,678
Purchase of treasury stock	(27,125)	(39,130)	—
Proceeds on borrowings on revolving credit facility	37,000	42,000	—
Repayment of interest bearing advances to Extendicare	—	—	(25,200)
Repayment of mortgage debt	(19,215)	(6,573)	(2,312)
Proceeds from mortgage debt	9,026	4,301	—
Payment of deferred financing fees	—	—	(999)
Cash (used in)provided by financing activities	(314)	672	15,167
Increase (decrease) in cash and cash equivalents	5,839	(5,885)	13,512
Cash and cash equivalents, beginning of year	14,066	19,951	6,439
Cash and cash equivalents, end of year	$ 19,905	$ 14,066	$ 19,951

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS - continued
(In thousands)

	Year Ended December 31,		
	2008	2007	2006
Supplemental schedule of cash flow information:			
Cash paid during the period for:			
Interest	$ 7,490	$ 7,422	$ 10,039
Income tax payments, net of refunds	4,635	8,226	6,477
Supplemental schedule of non-cash investing and financing activities:			
Extendicare made the following non-cash contributions in connection with the Separation transaction:			
Investments	$ —	$ —	$ 4,463
Forgiveness of debt and intercompany balances	—	—	60,177
Deferred tax	—	—	2,512
Other	—	—	(797)
Total	$ —	$ —	$ 66,355

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION

Assisted Living Concepts, Inc. and its subsidiaries ("ALC" or the "Company") operate 216 assisted living residences in 20 states in the United States totaling 9,154 units as of December 31, 2008. ALC's residences average approximately 40 to 60 units and offer residents a supportive, home-like setting and assistance with the activities of daily living.

ALC became an independent, publicly traded company listed on the New York Stock Exchange on November 10, 2006, (the "Separation Date") when ALC Class A and Class B Common Stock was distributed to Extendicare Inc., now known as Extendicare Real Estate Investment Trust ("Extendicare"), stockholders (the "Separation").

Effective upon the Separation, the ownership structure of the entities changed and as such became consolidated. All references in this report to ALC financial statements, both pre- and post-Separation Date, are referred to as "consolidated" as opposed to "combined."

For periods prior to the Separation Date the historical consolidated financial and other data in this report have been prepared to include all of Extendicare's assisted living business in the United States, consisting of:

- 177 assisted living residences operated by ALC since the time of the ALC Purchase;
- the assisted living residences operated by EHSI through the Separation Date, which consisted of 32 residences operated by EHSI at December 31, 2005;
- three assisted living residences that were constructed and owned by EHSI (two of which were operated by ALC) during 2005;
- Pearson since its formation;
- An Escanaba, Michigan, residence since its acquisition on November 1, 2006.

Prior to the Separation, operations were terminated at four of the EHSI residences and were presented as discontinued operations. At the Separation Date, the historical financial statements included 209 residences (two of which remained with EHSI).

After the Separation Date, historical consolidated financial and other data include Pearson, 178 assisted living residences operated by ALC (including the Escanaba residence), 29 residences purchased from EHSI, a residence in Dubuque, Iowa, since its acquisition on July 20, 2007 and the acquisition of the operations of eight leased residences doing business as CaraVita since January 1, 2008. As of the date of this report, ALC operated a total of 216 residences.

The historical consolidated financial and other operating data prior to the Separation Date do not contain data related to certain assets and operations that were transferred to ALC such as share investments in Omnicare, Inc. ("Omnicare"), Bam Investments Corporation ("BAM"), and MedX Health Corporation ("MedX"), or cash and other investments in Pearson, and do include certain assets and operations that were not transferred to ALC in connection with the Separation such as certain EHSI properties as they did not fit the targeted portfolio profile or were not readily separable from EHSI's operations. The differences between the historical consolidated financial data and financial data for the assets and the operations transferred in the Separation are immaterial.

ALC operates in a single business segment with all revenues generated from those properties located within the United States.

2. ALC SEPARATION

(a) ALC Separation

On November 7, 2006, the Board of Directors of Extendicare announced its intention to complete a plan of arrangement which, among other things unrelated to ALC, entailed the Separation and the conversion of the remaining business of Extendicare into an unincorporated open ended real estate investment trust ("REIT") (together with the Separation, the "Plan of Arrangement"). On November 10, 2006, the Plan of Arrangement was completed, the Separation was effective, and ALC became a separately traded public company.

In connection with the Separation, holders of Extendicare Subordinate Voting Shares received the following:

- one share of Class A Common Stock of ALC;
- one Extendicare Common Share.

Holders of Extendicare Multiple Voting Shares received the following:

- one share of Class B Common Stock of ALC;
- 1.075 Extendicare Common Shares.

Each Extendicare Common Share received in the transactions described above was immediately exchanged for units of Extendicare REIT on a 1:1 basis, or, at the election of holders that are Canadian residents, for units of Extendicare Holding Partnership on a 1:1 basis. The Separation is accounted for at historical cost due to the pro rata nature of the distribution.

The authorized capital stock of ALC consists of 400,000,000 shares of Class A Common Stock, par value of $0.01 per share, 75,000,000 shares of Class B Common Stock, par value $0.01 per share and 25,000,000 shares of preferred stock, par value $0.01 per share. Subject to certain voting rights of the holders of Class B Common Stock, ALC's Board of Directors is authorized to provide for the issuance of preferred stock in one or more series and to fix the designations, preferences, powers, participation rights, qualifications and limitations and restrictions, including the dividend rate, conversion rights, voting rights, redemption price and liquidation preferences of such preferred stock. At the Separation Date, ALC had approximately 57.5 million shares of Class A Common Stock outstanding, 11.8 million shares of Class B Common Stock outstanding, and no preferred stock outstanding. Each share of Class B Common Stock is convertible at any time, and from time to time, at the option of the holder into 1.075 shares of Class A Common Stock. Shares of Class A Common Stock are not convertible into shares of Class B Common Stock. As of December 31, 2008 and 2007, approximately 4.0 million and 3.1 million, respectively, shares of Class B Common Stock had been converted into approximately 4.3 million and 3.3 million shares, respectively, of Class A Common Stock.

Following the Separation, ALC and Extendicare operate independently. Neither ALC nor Extendicare has any stock ownership, or, beneficial interest, in the other.

Certain employees of ALC participated in Extendicare's stock option plan and purchased Extendicare stock prior to the Separation. For 2006, compensation expense related to this plan was $0.4 million. In conjunction with the Separation, ALC put in place a stock incentive plan. See Note 23 for a description of ALC's long-term equity-based compensation program.

(b) Transactions and Agreements in Connection with the Separation

In preparation for, and immediately prior to the completion of the Separation, EHSI and ALC entered into a Separation Agreement, a Tax Allocation Agreement, Transitional Service Agreements and certain other agreements related to the Separation. These agreements govern the allocation of assets and liabilities between Extendicare and ALC in the Separation as well as certain aspects of the ongoing relationship between Extendicare and ALC after the Separation. In addition, ALC and Extendicare have executed certain deeds, bills of sale, stock powers, certificates of title, assignments and other instruments of sale, contribution, conveyance, assignment, transfer and delivery required to consummate the Separation.

Separation Agreement

The Separation Agreement sets forth the agreements with Extendicare related to the transfer of assets and the assumption of liabilities necessary to separate ALC from Extendicare. It also sets forth ALC's and Extendicare's indemnification obligations following the Separation.

In addition, ALC agreed to perform, discharge and fulfill:

- all liabilities primarily related to, arising out of or resulting from the operation or conduct of ALC's business, except for any pre-transfer liabilities related to the 29 assisted living residences transferred to ALC from EHSI, and including any liabilities to the extent relating to, arising out of or resulting from any other asset transferred to ALC from Extendicare, whether before, on or after the completion of the Separation;

- all liabilities recorded or reflected in the financial statements of ALC;

- all liabilities relating to certain specified lawsuits that primarily relate to ALC; and

- liabilities of Extendicare under any agreement between Extendicare and any of ALC's directors or director nominees, entered prior to the completion of the Separation that indemnifies such directors or director nominees for actions taken in their capacity as directors or director nominees of ALC.

Tax Allocation Agreement

The Tax Allocation Agreement governs both ALC's and Extendicare's rights and obligations after the Separation with respect to taxes for both pre- and post-Separation periods. Under the Tax Allocation Agreement, ALC is generally required to indemnify Extendicare for any taxes attributable to its operations (excluding the assisted living residences transferred to ALC from EHSI as part of the Separation) for all pre-Separation Date periods and Extendicare generally is expected to be required to indemnify ALC for any taxes attributable to its operations (including the assisted living residences transferred to ALC from EHSI as part of the separation) for all pre-Separation Date periods. In addition, Extendicare is liable, and indemnifies ALC, for any taxes incurred in connection with the Separation.

Under U.S. Federal income tax law, ALC and Extendicare will be jointly and severally liable for any taxes imposed on Extendicare for the periods during which ALC was a member of Extendicare's consolidated group, including any taxes imposed with respect to the disposition of ALC common stock. There is no assurance, however, that Extendicare will have sufficient assets to satisfy any such liability or that ALC will successfully recover from Extendicare any amounts for which ALC is held liable. As of December 31, 2008, the estimated amount due to Extendicare related to consolidated pre-Separation return filings is $0.1 million, based on the tax returns as originally filed. This amount does not reflect the results of the IRS audits which are in process.

Transitional Services Agreements

ALC and Extendicare entered into a number of Transitional Services Agreements, pursuant to which Extendicare and its affiliates will perform certain services for ALC for a limited period of time following the Separation including;

- payroll and benefits processing for all ALC employees at pre-defined monthly rates based upon the number of residences and units being processed,

- information technology and hosting services for certain of our software applications, and

- purchasing services, through EHSI's purchasing group, United Health Facilities, Inc.

ALC expects to pay Extendicare for the services it provides based upon rates established with Extendicare that reflect fair market rates for the applicable service.

The payroll and benefits processing and technology services arrangements are terminable upon 90 days' prior notice.

On August 31, 2007, we terminated the contract with Virtual Care Provider, Inc. ("VCPI"), a wholly owned subsidiary of Extendicare, for information technology services and now provide these services in-house.

Transfer of EHSI Assisted Living Operations and Properties to ALC

As of December 31, 2005, EHSI owned 33 assisted living residences and leased one assisted living residence, and operated 32 of the 34 assisted living residences, with two assisted living residences owned by EHSI being operated by ALC. In the first quarter of 2006, EHSI closed an assisted living residence (60 units) in Texas, closed an assisted living residence in Oregon (45 units), and the term of the leased assisted living residence (63 units) in Washington ended and EHSI decided to terminate the operations due to poor financial performance. As of the Separation Date, EHSI owned 31 and operated 29 assisted living residences, with two assisted living residences owned by EHSI being operated by ALC. The 29 residences operated by ALC were transferred to ALC from Extendicare prior to the Separation Date. The aggregate purchase price for the residences was approximately $68.7 million (exclusive of amounts previously paid in respect of the operations and personal property related to EHSI's assisted living residences). This transfer was a taxable event for EHSI resulting in a step-up in the tax basis of these residences, which is not recognized for book purposes.

Transfer of Cash, Share Investments and Notes Prior to ALC Separation

In addition, prior to the Separation, Extendicare and EHSI made certain capital contributions to ALC:

- $10.0 million in cash contributed into ALC to establish Pearson;
- $4.1 million in cash contributed by EHSI to ALC to fund transaction costs related to the Separation;
- $5.0 million in cash contributed by EHSI into ALC to fund ALC's purchase of an office building in August 2006;
- a capital contribution of approximately $22.0 million by EHSI as settlement of the outstanding debt owed by ALC to EHSI;
- the contribution to ALC of share investments in BAM with a fair value of $2.0 million, MedX which had a carrying value of $0.3 million, and Omnicare shares with a fair value of $2.1 million; and
- an $18.0 million cash contribution to equity.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Principles of Presentation and Consolidation

Prior to the Separation Date, the consolidated financial statements include a combination of historical financial assets and operations of the assisted living operations of Extendicare described in Note 1. For periods after the Separation Date the consolidated financial statements include the 178 assisted living residences operated by ALC, the 29 residences purchased from Extendicare, the residence acquired in Dubuque, Iowa since its acquisition on July 20, 2007 and the operations of BBLRG, LLC, doing business as CaraVita, consisting of eight leased assisted and independent living residences and a total of 541 leased units. The accompanying consolidated financial statements include the financial statements of ALC and all its majority owned subsidiaries. All significant intercompany accounts and transactions with subsidiaries have been eliminated from the consolidated financial statements.

ALC's consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management's most significant estimates include revenue recognition and valuation of accounts receivable, measurement of acquired assets and liabilities in business combinations, valuation of assets and determination of asset impairment, self-insured liabilities for general and professional liability, workers' compensation and health and dental claims, valuation of conditional asset retirement obligations, and valuation of deferred tax assets. Actual results could differ from those estimates.

(b) Cash and Cash Equivalents

ALC considers highly liquid investments that have a maturity of 90 days or less to be cash equivalents. ALC has a centralized approach to cash management. ALC has deposits in banks that exceed Federal Deposit Insurance Corporation limits. Management believes the credit risk related to these deposits is minimal.

(c) Investments

Investments in marketable securities are stated at fair value. Investments with no readily determinable fair value are carried at cost. Fair value is determined using quoted market prices at the end of the reporting period and, when appropriate, exchange rates at that date. All of our marketable securities are classified as available-for-sale. Unrealized gains and losses are recorded in accumulated other comprehensive income, net of tax. If the decline in fair value is judged to be other than temporary, the cost basis of the security is written down to fair value and the amount of the write-down is included in the consolidated statements of income. The cost of securities held to fund executive retirement plan obligations is based on the average cost method and for the remainder of our marketable securities we use the specific identification method. For the years ended December 31, 2008, 2007 and 2006, there were no realized gains or losses.

ALC regularly reviews its investments to determine whether a decline in fair value below the cost basis is other than temporary. To determine whether a decline in value is other-than-temporary, ALC evaluates several factors, including the current economic environment, market conditions, operational and financial performance of the investee, and other specific factors relating to the business underlying the investment, including business outlook of the investee, future trends in the investee's industry and ALC's intent to carry the investment for a sufficient period of time for any recovery in fair value. If a decline in value is deemed as other-than-temporary, ALC records reductions in carrying values to estimated fair values, which are determined based on quoted market prices if available or on one or more of the valuation methods such as pricing models using historical and projected financial information, liquidation values, and values of other comparable public companies. ALC did not record an other-than-temporary impairment of investments in the years ended December 31, 2008, 2007 or 2006.

(d) Accounts Receivable

Accounts receivable are recorded at the net realizable value expected to be received from individual residents or their responsible parties ("private payers") and government assistance programs such as Medicaid.

At December 31, 2008 and 2007, ALC had approximately 73% and 60%, respectively, of its accounts receivable derived from private payer sources, with the balance owing under various state Medicaid programs. Although management believes there are no credit risks associated with government agencies other than possible funding delays, claims filed under the Medicaid program can be denied if not properly filed prior to a statute of limitations.

ALC periodically evaluates the adequacy of its allowance for doubtful accounts by conducting a specific account review of amounts in excess of predefined target amounts and aging thresholds, which vary by payer type. Allowances for uncollectibility are considered based upon the evaluation of the circumstances for each of these specific accounts. In addition, ALC has developed internally-determined percentages for establishing an allowance for doubtful accounts, which are based upon historical collection trends for each payer type and age of the receivables. Accounts receivable that ALC specifically estimates to be uncollectible, based upon the above process, are fully reserved in the allowance for doubtful accounts until they are written off or collected. ALC wrote off accounts receivable of $1.3 million, $0.8 million, and $0.4 million in 2008, 2007, and 2006, respectively. Bad debt expense was $1.0 million $0.7 million, and $0.7 million for 2008, 2007 and 2006, respectively.

(e) Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Provisions for depreciation and amortization are computed using the straight-line method for financial reporting purposes at rates based upon the following estimated useful lives:

Buildings	30 to 40 years
Building improvements	5 to 20 years
Furniture and equipment	3 to 10 years
Leasehold improvements	The shorter of the useful life of the assets or a term that includes required lease periods and renewals that are deemed to be reasonably assured at the date the leasehold improvements are purchased.

Construction in progress includes pre-acquisition costs and other direct costs related to acquisition, development and construction of properties, including interest, which are capitalized until the residence is opened. Depreciation of the residence, including interest capitalized, is commenced the month after the residence is opened and is based upon the useful life of the asset, as outlined above. ALC capitalized interest expense of $0.4 million, $0.1 million and $0.2 million in 2008, 2007 and 2006, respectively.

Maintenance and repairs are charged to expense as incurred. When property or equipment is retired or disposed, the cost and related accumulated depreciation and amortization are removed from the accounts and the resulting gain or loss is included in the results of operations.

Depreciation expense for 2008, 2007 and 2006 was $16.9 million, $15.4 million, and $14.6 million, respectively.

(f) Leases

Leases that substantially transfer all of the benefits and risks of ownership of property to ALC, or otherwise meet the criteria for capitalizing a lease under accounting principles generally accepted in the United States of America, are accounted for as capital leases. An asset is recorded at the time a capital lease is entered into together with its related long-term obligation to reflect its purchase and financing. Property and equipment recorded under capital leases are depreciated on the same basis as previously described. Rental payments under operating leases are expensed as incurred.

Leases that are operating leases with defined scheduled rent increases are accounted for in accordance with FASB Technical Bulletin 85-3. The scheduled rent increases are recognized on a straight-line basis over the lease term.

(g) Goodwill and Other Intangible Assets

Goodwill represents the cost of acquired net assets in excess of their fair market values. Goodwill and intangible assets with indefinite useful lives are not amortized but are tested for impairment at least annually in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets." Intangible assets with estimable useful lives are amortized over their respective estimated useful lives and also reviewed at least annually for impairment.

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," ("SFAS No. 142"), a two-step impairment test is required to identify potential goodwill impairment and measure the amount of the goodwill impairment loss to be recognized. In the first step, the fair value of each reporting unit is compared to its carrying value to determine if the goodwill is impaired. If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to that unit, then goodwill is not impaired and the second step is not required. If the carrying value of the net assets assigned to the reporting unit exceeds its fair value, then the second step is performed in order to determine the implied fair value of the reporting unit's goodwill and an impairment loss is recorded for an amount equal to the difference between the implied fair value and the carrying value of the goodwill.

For the purpose of goodwill analysis, ALC has only one reporting unit, as defined by SFAS No. 142. ALC conducted its annual impairment analysis in the third quarter of 2008 and then again in the fourth quarter of 2008 due to changes in economic conditions. In both tests, the fair value of ALC as measured by ALC market capitalization plus a control premium exceeded its carrying value.

The control premium that a third party would be willing to pay to obtain a controlling interest in Assisted Living Concepts, Inc. was considered when determining fair value. Management considered recent transactions with comparable companies in the healthcare and services industry, and possible synergies to a market participant. In addition, factors such as the capital structure and performance of competitors, which were believed to contribute to the decline in ALC's stock price and recent volatility in ALC's trading price prior to December 31, 2008, were also considered. Management concluded there was a reasonable basis for the excess of estimated fair value of the reporting units over its market capitalization.

The estimated fair value requires judgment and the use of estimates by management. Potential factors requiring assessment include a further or sustained decline in ALC's stock price, variance in results of operations from projections, and additional acquisition transactions in the health care and services industries that reflect a lower control premium. Any of these potential factors may cause ALC to re-evaluate goodwill during any quarter throughout the year. If an impairment charge were to be taken for goodwill it would be a non-cash charge and would not impact ALC's cash position or cash flows; however, such a charge could have a material impact to equity and the statement of income.

There was no goodwill impairment for the years ended December 31, 2008, 2007 or 2006.

Operating lease intangibles are valued upon acquisition using discounted cash flow projections that assume certain future revenues and costs over the remaining expected lease term. The value assigned to operating lease intangibles is amortized on a straight-line basis over the lease term.

Resident relationships intangible assets are stated at the amount determined upon acquisition, net of accumulated amortization. Resident relationships intangible assets are amortized on a straight-line basis, based upon a review of the time period to achieve optimal occupancy. The amortization period is subject to evaluation upon each acquisition and range from 36 to 48 months. Amortization of the resident relationships asset is included within amortization expense in the consolidated statements of income. Acquisitions have included both independent and assisted living residents. Independent residents generally will occupy a unit for a longer period of time.

(h) Long-lived Assets

ALC assesses annually the recoverability of long-lived assets, including property and equipment, in accordance with the provisions of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". This statement requires that all long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by comparison of the carrying value of an asset to the undiscounted future cash flows expected to be generated by the asset. If the carrying value of an asset exceeds its estimated undiscounted future cash flows, an impairment provision is recognized to the extent the book value of the asset exceeds estimated fair value. ALC incurred an impairment of long-lived asset charge in continuing operations of $3.1 million on one property in 2006 and $1.9 million of impairment charges on two properties held in discontinued operations. There were no impairment charges in either 2008 or 2007. Assets to be disposed of are reported at the lower of the carrying amount or the fair value of the asset, less all associated costs of disposition. In addition, SFAS No. 144 requires separate reporting of discontinued operations to the component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale. Management considers such factors as current results, trends and future prospects, current market value, and other economic and regulatory factors, in performing these analyses.

(i) Self-insured Liabilities

ALC maintains business insurance programs with significant self-insured retentions, which cover workers' compensation, business automobile, and general and professional liability claims. ALC accrues estimated losses using actuarial calculations, models and assumptions based on historical loss experience. ALC maintains a self-insured health benefits plan which provides medical benefits to employees electing coverage under the plan. ALC maintains a reserve for incurred but not reported medical claims based on historical experience and other assumptions. ALC uses independent actuarial firms to assist in determining the adequacy of general, professional and workers' compensation liability reserves.

(j) Stockholders' Equity and Parent's Investment

Until the Separation Date, ALC's Parent's Investment represented Extendicare's historical investment of capital into ALC, accumulated net earnings after taxes, offset by the inter-company transactions that result from the net withdrawals of cash from earnings of ALC. Prior to the Separation Date, it was not possible to segregate the component of Parent's Investment into equity and retained earnings.

EHSI managed cash on a centralized basis, and prior to the ALC Purchase did not retain any significant cash balances at assisted living residences. As a result, cash advances or withdrawals prior to and after the ALC Purchase were recorded in the Parent's Investment account.

After the ALC Purchase and before the Separation Date, EHSI maintained ALC's bank account, and until EHSI amended its senior secured credit facility (the "EHSI Revolving Credit Facility"), did not transfer cash between EHSI and ALC. However, after EHSI amended the EHSI Revolving Credit Facility in August 2005, EHSI converted back to its centralized approach to cash management and therefore periodically transferred all excess funds of ALC to EHSI's main cash deposit account. Transfers of cash to (from) EHSI reduced (increased) ALC's advance to EHSI.

In connection with the Separation, ALC authorized 400,000,000 shares of Class A Common Stock and issued 57,543,165 of such shares, $0.01 par value, and also authorized 75,000,000 shares of Class B Common Stock and issued 11,778,433 of such shares, $0.01 par value.

The relative rights of the Class A Common Stock and the Class B Common Stock are substantially identical in all respects, except for voting rights, conversion rights and transferability. Each share of Class A Common Stock entitles the holder to one vote and each share of Class B Common Stock entitles the holder to 10 votes with respect to each matter presented to our stockholders on which the holders of common stock are entitled to vote.

Each share of Class B Common Stock is convertible at any time, and from time to time, at the option of the holder into 1.075 shares of Class A Common Stock. In addition, any shares of Class B Common Stock transferred to a person other than a permitted holder (as described in our amended and restated articles of incorporation) of Class B Common Stock will automatically convert into shares of Class A Common Stock on a 1:1.075 basis upon any such transfer. Shares of Class A Common Stock are not convertible into shares of Class B Common Stock.

ALC has also authorized 25,000,000 shares of Preferred Stock, none of which has been issued as of December 31, 2008 and 2007.

A reconciliation of our outstanding shares since the Separation is as follows:

		Class A Common Stock	Class B Common Stock	Treasury Stock
November 10, 2006		57,543,165	11,778,433	-
	Conversion of Class B to Class A	1,958,753	(1,822,096)	-
December 31, 2006		59,501,918	9,956,337	-
	Conversion of Class B to Class A	1,321,015	(1,228,879)	-
	Repurchase of Class A Common Stock	(4,691,060)	-	4,691,060
December 31, 2007		56,131,873	8,727,458	4,691,060
	Conversion of Class B to Class A	1,065,306	(991,060)	-
	Repurchase of Class A Common Stock	(4,900,933)	-	4,900,933
December 31, 2008		52,296,246	7,736,398	9,591,993

On December 14, 2006, our Board of Directors authorized a share repurchase program of up to $20 million of our Class A Common Stock. On August 20, 2007, December 18, 2007, and August 6, 2008, the Board of Directors expanded the repurchase program by an additional $20 million, $25 million and $15 million, respectively, bringing the total authorized share repurchase to $80 million over the extended program period ending August 6, 2009. Shares may be repurchased in the open market or in privately negotiated transactions from time to time in accordance with appropriate SEC guidelines and regulations and subject to market conditions, applicable legal requirements, and other factors. In the aggregate, we have repurchased approximately 9.6 million shares of our Class A Common Stock at an aggregate cost of $66.3 million and an average price of $6.91 per share under the share repurchase program through December 31, 2008. The stock repurchases were financed through existing funds and borrowings under our existing $120 million credit facility. Treasury stock has been accounted for using the cost method.

(k) Revenue Recognition

For 2008, 2007 and 2006 approximately 92%, 85% and 79%, respectively, of revenues were derived from private payers. The remainder of ALC's revenue was derived from state-funded Medicaid reimbursement programs. Revenues are recorded in the period in which services and products are provided at established rates. Revenues collected in advance are recorded as deferred revenue upon receipt and recorded to revenue in the period the revenues are earned.

From time to time, ALC collects new residency fees from private pay residents. These fees are non-refundable and generally used to prepare a residents room for occupancy. ALC defers these revenues and amortizes over the expected stay of private pay assisted living residents, which is approximately 14 months.

(l) Advertising Expense

Advertising costs are expensed as incurred. Advertising expense incurred for 2008, 2007 and 2006 totaled $1.2 million, $1.7 million and $1.2 million, respectively.

(m) Transaction Costs

ALC expensed transaction costs related to the Separation as incurred. During 2007 and 2006 ALC incurred $0.1 million and $4.4 million, respectively, of transaction costs related to the Separation. No transaction costs related to the Separation were incurred in 2008. Extendicare partially funded the 2006 costs with a $4.1 million cash capital contribution. Transactions costs incurred in 2008, 2007 and 2006 related to the CaraVita, Dubuque, Iowa and Escanaba, Michigan acquisitions are included in the total purchase price of the respective acquisition and allocated as part of the purchase accounting. Transaction costs related to the HUD Loan refinancings are capitalized and amortized over the life of the associated debt.

(n) Interest

For periods prior to the ALC Purchase, interest expense was allocated to the EHSI assisted living residences based upon the assisted living residences' historic cost and the average borrowing rates for those periods. For periods after the ALC Purchase and prior to the Separation, interest charges are allocated based upon:

- any specific residence-based debt instruments in place prior to the ALC Purchase and before the Separation Date with the applicable interest charges;
- interest incurred by EHSI on the replacement of pre-acquisition date debt incurred prior to the ALC Purchase;
- for the residences owned by EHSI, based upon the assisted living residences' historic cost and average borrowing rates for those periods; and
- for the EHSI line of credit debt incurred on the ALC Purchase, the interest incurred based upon the average balance of the line of credit and EHSI's average interest rate on the line of credit.

For periods after the Separation Date interest is based on the specific debt instruments in place, and the amortization of deferred financing fees.

(o) Deferred Financing Costs

Costs associated with obtaining financing are capitalized and amortized over the term of the related debt. In 2006, ALC incurred $1.0 million of deferred financing costs in connection with its then $100 million credit facility. In 2008, ALC incurred deferred financing costs of $0.2 million related to mortgage debt refinancing and $0.1 million related to the expansion of what was the $100 million credit facility up to its current availability of $120 million. In both 2008 and 2007, ALC amortized $0.2

million of these fees through interest expense and $33,000 in 2006. The deferred costs are being amortized over the life of the related debt through expense on a straight line basis.

(p) Comprehensive Income

Comprehensive income consists of net income and other gains and losses affecting stockholders' equity which under GAAP are excluded from results of operations. In 2008, 2007 and 2006, this consists of unrealized (losses) gains on available for sale investment securities, net of any related tax effect and an unrealized loss on an interest rate swap derivative, net of tax.

	2008	2007	2006
		(In thousands)	
Net income	$ 14,323	$ 17,179	$ 9,009
Unrealized (losses) gains, net of tax benefit (expense) of $854, $310 and $(339), respectively	(1,437)	(427)	530
Unrealized loss on derivative, net of tax benefit of $401	(655)	—	—
Total comprehensive income	$ 12,231	$ 16,752	$ 9,539

The components of Accumulated Other Comprehensive Income, net of tax, are as follows:

	2008	2007	2006
		(In thousands)	
Unrealized (losses) gains on investments	$ (1,334)	$ 103	$ 530
Net unrealized loss on derivative	(655)	—	—
Accumulated other comprehensive (loss) income	$ (1,989)	$ 103	$ 530

(q) Income Taxes

Prior to the Separation Date, ALC's results of operations are included in the consolidated federal tax return of ALC's most senior U.S. parent company, Extendicare Holdings, Inc. ("EHI"). Federal current and deferred income taxes payable (or receivable), are determined as if ALC had filed its own income tax returns. As of the Separation Date, ALC is responsible for filing its own income tax returns. In all periods presented, income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the expected future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

In June 2006, the FASB issued Interpretation No. 48 (FIN 48), *"Accounting for Uncertainty in Income Taxes – an Interpretation of SFAS No. 109."* FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, *"Accounting for Income Taxes."* FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Additionally, FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 became effective for ALC on January 1, 2007. The adoption of FIN 48 did not have any impact on ALC's consolidated financial position.

ALC had $0.6 million of gross unrecognized tax benefits as of January 1, 2007. The total amount of net unrecognized tax benefits that, if recognized, would affect the effective tax rate was $0.3 million as of January 1, 2007. We accrue interest and penalties related to unrecognized tax benefits in our provision for income taxes. As of January 1, 2007, we had accrued interest and penalties related to unrecognized tax benefits of $0.1 million. See Note 18 to the consolidated financial statements for additional disclosures related to FIN 48.

(r) Derivative Financial Instruments

In November 2008, ALC entered into a financial instrument to hedge interest rate risk and effectively converted floating rate debt to a fixed rate basis. The derivative instrument is recognized as a long–term liability in the 2008 consolidated balance sheet with a fair value of $1.1 million. The change in mark-to-market of the value of the derivative is recorded as other comprehensive loss because it has been designated and qualifies as a cash flow hedge. ALC determined the hedge is 100% effective; therefore, the complete change in fair value was recorded in other comprehensive income. ALC did not enter into derivative financial instruments prior to 2008 so the net impact of $1.1 million referred to above is the cumulative and net unrealized loss and no realized gains or losses have impacted our Consolidated Statements of Income. ALC does not expect this derivative financial instrument to impact our earnings until 2011 when the instrument expires.

Derivative contracts are not entered into for trading or speculative purposes. Furthermore, ALC has a policy of only entering into contracts with major financial institutions based upon their credit rating and other factors.

(s) Accounting for Acquisitions

ALC accounts for acquisitions in accordance with SFAS No. 141, "Business Combinations". In October 2002, the Emerging Issues Task Force ("EITF"), issued EITF 02-17, "Recognition of Customer Relationship Intangible Assets Acquired in a Business Combination", which provides implementation guidance in accounting for intangible assets in accordance with FASB No. 141. ALC identifies and accounts for acquired customer and resident relationships pursuant to the provisions of EITF 02-17.

ALC assesses the fair value of acquired assets which include land, building, furniture and equipment, licenses, resident relationships and other intangible assets, and acquired leases and liabilities. In respect to the valuation of the real estate acquired, ALC calculates the fair value of the land and buildings, or properties, using an "as if vacant" approach. The fair value of furniture and equipment is determined on a depreciated replacement cost basis. The value of resident relationships and below (or above) market resident contracts are determined based upon the valuation methodology outlined below. ALC allocates the purchase price of the acquisition based upon these assessments with, if applicable, the residual value purchase price being recorded as goodwill. These estimates were based upon historical, financial and market information. Goodwill acquired on acquisition is not deductible for tax purposes.

Resident relationships represent the assets acquired by virtue of acquiring a facility with existing residents and thus avoiding the cost of obtaining new residents, plus the value of lost net resident revenue over the estimated lease-up period of the property. In order to effect such purchase price allocation, management is required to make estimates of the average residence lease-up period, the average lease-up costs and the deficiency in operating profits relative to the residence's performance when fully occupied. Resident relationships are amortized on a straight-line basis over the estimated average resident stay at the residence and the expense is reflected in the depreciation and amortization line on the statement of operations.

Below (or above) market resident contracts represent the value of the difference between amounts to be paid pursuant to the in-place resident contracts and management's estimate of the fair market value rate, measured over a period of either the average resident stay in the residence, or the period under which ALC can change the current contract rates to market. ALC uses the effective interest method to calculate amortization. The amortization period related to the in-place resident contracts for the ALC Purchase was 24 months and ended in January 2007. No new below (or above) market resident contracts were established in either the Michigan, Dubuque, IA, or CaraVita acquisitions. Amortization of below (or above) market resident contracts are included in revenues in the consolidated statements of income.

(t) Fair Value Measurements

FASB Statement No. 157, *Fair Value Measurement* ("SFAS 157") establishes a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels are defined as follows:

Level 1 – Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

ALC's derivative position is valued using models developed internally by the respective counterparty that use as their basis readily observable market parameters (such as forward yield curves) and are classified within Level 2 of the valuation hierarchy.

ALC considers its own credit risk as well as the credit risk of its counterparties when evaluating the fair value of its derivatives. Any adjustments resulting from credit risk are recorded as a change in fair value of derivatives and amortization in the current period consolidated statement of income.

(u) New Accounting Pronouncements

In April 2008, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position ("FSP") No. 142-3 ("FSP 142-3"), "Determination of the Useful Life of Intangible Assets." FSP 142-3 amends the factors an entity should consider in developing renewal or extension assumptions used in determining the useful life of recognized intangible assets under FASB Statement No. 142, "Goodwill and Other Intangible Assets." This new guidance applies prospectively to intangible assets that are acquired individually or with a group of other assets in business combinations and asset acquisitions. FSP 142-3 is effective for financial statements issued for fiscal years and interim periods beginning after December 15, 2008. Early adoption is prohibited. Since this guidance will be applied prospectively, on adoption, there will be no impact to ALC's current consolidated financial statements.

In June 2008, the FASB issued FSP EITF 03-6-1, *"Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities."* FSP EITF 03-6-1 clarifies that share-based payment awards that entitle their holders to receive nonforfeitable dividends or dividend equivalents before vesting should be considered participating securities. FSP EITF 03-6-1 is effective for fiscal years beginning after December 15, 2008 on a retrospective basis. ALC is currently evaluating the potential impact, if any, the adoption of FSP EITF 03-6-1 could have on its calculation of earnings per share. As of December 31, 2008, and since the Separation Date, ALC has never declared a cash dividend.

Effective January 1, 2008, ALC adopted Statement on Financial Accounting Standards ("SFAS") No. 157, *Fair Value Measurements* ("SFAS 157") for financial assets and liabilities. This pronouncement defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. On November 14, 2007, the FASB agreed to a one-year deferral for the implementation of SFAS 157 for other non-financial assets and liabilities. ALC's adoption of SFAS 157 did not have a material effect on ALC's consolidated financial statements for financial assets and liabilities and any other assets and liabilities carried at fair value.

In October 2008, the FASB issued FSP 157-3 ("FSP 157-3"), "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active." FSP 157-3 clarifies the application of SFAS 157 in a market that is not active and addresses application issues such as the use of internal assumptions when relevant observable data does not exist, the use of observable market information when the market is not active, and the use of market quotes when assessing the relevance of observable and unobservable data. FSP 157-3 is effective for all periods presented in accordance with SFAS No. 157. The guidance in FSP 157-3 is effective immediately and did not have an impact on ALC's financial statements upon adoption. See Note 20 in the Notes to Consolidated Financial Statements in Item 15 Exhibits and Financial Statement Schedules of this report for information and related disclosures regarding ALC's fair value measurements.

On December 4, 2007, the FASB issued SFAS 141(R), *Business Combinations* ("SFAS 141R"). SFAS 141R replaces SFAS 141, *Business Combinations* and applies to all transactions or other events in which an entity obtains control of one or more businesses. SFAS 141R requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction, establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed, and requires the acquirer to disclose additional information needed to evaluate and understand the nature and financial effect of the business combination. SFAS 141R is effective prospectively for fiscal years beginning after December 15, 2008 and may not be applied before that date. ALC is currently evaluating the impact, if any, that the adoption of SFAS 141R will have on its consolidated results of operations and financial condition.

On December 4, 2007, the FASB issued SFAS 160, *Noncontrolling Interests in Consolidated Financial Statements* ("SFAS 160"). SFAS 160 amends Accounting Research Bulletin 51 to establish accounting and reporting standards for the noncontrolling interest (or minority interests) in a subsidiary and for the deconsolidation of a subsidiary by requiring all noncontrolling interests in subsidiaries be reported in the same way, as equity in the consolidated financial statements, and eliminates the diversity in accounting for transactions between an entity and noncontrolling interests by requiring they be treated as equity transactions. SFAS 160 is effective prospectively for fiscal years beginning after December 15, 2008 and may not be applied before that date. ALC is currently evaluating the impact, if any, that the adoption of SFAS 160 will have on its consolidated results of operations and financial condition.

On March 19, 2008, the FASB issued SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities, an amendment of SFAS No. 133* ("SFAS 161"). SFAS 161 requires enhanced disclosures about an entity's derivative and hedging activities and is effective for fiscal years and interim periods beginning after November 15, 2008. ALC is currently evaluating the impact, if any, SFAS 161 will have on disclosures by ALC.

(v) Reclassifications

Certain reclassifications have been made in the prior years' financial statements to conform to the current year's presentation. These reclassifications include the reporting of non-trade receivables as supplies, prepaid expenses and other receivables, the reporting of interest income as a separate line item from interest expense, net, and the reporting of deposits in escrow as a separate line item from supplies, prepaid expenses and other current assets. Such reclassifications had no effect on previously reported net income or stockholders' equity.

4. ACQUISITIONS

On November 1, 2006, ALC completed the acquisition of an assisted living residence in Escanaba, Michigan for $4.6 million which was paid in cash. The residence consists of 40 units and at the time of the acquisition was 100% occupied. The impact of total assets, revenue and earnings was not material. ALC's allocation of fair value resulted in $3.6 million, $0.4 million, $0.4 million and $0.2 million being allocated to building, furniture and equipment, goodwill and land, respectively.

On July 20, 2007, ALC completed the acquisition of a newly constructed 185 unit assisted/independent living residence in Dubuque, Iowa. At the time of the purchase, the residence was approximately 47% occupied. All are private pay residents. The purchase price including all fees and expenses was approximately $24.4 million and was paid in cash. ALC has included the results of operations of this residence since the date of acquisition. ALC's initial allocation of fair value resulted in $18.0 million, $4.1 million, $1.0 million, $0.7 million and $0.6 million allocated to building, goodwill, land, resident relationship intangible and furniture and equipment, respectively.

On January 1, 2008, ALC acquired the operations of BBLRG, LLC, doing business as CaraVita, consisting of eight leased assisted and independent living residences and a total of 541 leased units, for a purchase price including fees and expenses of $14.8 million. The master lease has an initial term expiring in March 2015 with three five-year renewal options. ALC financed this transaction with borrowings under its $120 million credit facility. In connection with the master lease, ALC guarantees certain quarterly minimum occupancy levels and is subject to net worth, minimum capital expenditure requirements per residence, per annum and minimum fixed charge coverage ratios. Failure to meet certain operating and occupancy covenants in the Cara Vita operating lease would give the lessor the right to accelerate the lease obligations and terminate our right to operate all or some of those properties. At December 31, 2008, ALC was in compliance with all master lease covenants.

ALC's final allocation of fair value for the CaraVita acquisition resulted in the following:

	(In thousands)
Operating lease intangible	$ 11,573
Resident relationship intangible	2,427
Non-compete agreements	331
Vehicles	107
Other	386
Total	$ 14,824

The operating lease intangible will be amortized over 17.25 years which is the term of the lease excluding the final five years as the renewal is based on the then determined fair value. The resident relationship intangibles will be amortized over three years for the assisted living properties and 4 years for the independent living property, and the non-compete agreements will be amortized over 5 years which is the term of the non-compete agreements. Vehicles will be depreciated over four years.

5. INVESTMENTS

Investments consist of $0.7 million of securities held to fund ALC's executive retirement plan obligation and $2.4 million held in four individual equity securities which were contributed to ALC's capital upon the Separation, all of which are classified as available-for-sale and stated at fair value based on market quotes. The securities related to the executive retirement plan are largely invested in mutual funds and money market funds. Unrealized gains and losses, net of deferred taxes, are recorded as a component of other comprehensive income. No gains or losses were realized in 2008, 2007 or 2006. Investments consisted of the following at December 31:

	2008			2007		
	Cost	Fair Market Value	Unrealized Gain/(Loss)	Cost	Fair Market Value	Unrealized Gain/(Loss)
	(In thousands)					
Investments with unrealized gains	$ 0	$ 2	$ 2	$2,977	$4,106	$1,129
Investments with unrealized losses	5,283	3,137	(2,146)	2,147	1,146	(1,001)
Total investments	$5,283	$3,139	$ (2,144)	$5,124	$5,252	$ 128

The following table shows our investments gross unrealized losses and fair values that have been in a continuous loss position at December 31:

	Less Than Twelve Months		Greater Than Twelve Months		Total	
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
	(In thousands)					
2008 Equity securities	$ 1,748	$ 1,392	$1,389	$ 754	$3,137	$2,146
2007 Equity securities	—	—	$1,146	$1,001	$1,146	$1,001

6. PREPAID EXPENSES, SUPPLIES AND OTHER RECEIVABLES

Supplies, prepaid expenses and other receivables consisted of the following at December 31:

	2008	2007
	(In thousands)	
Prepaid expenses	$ 1,942	$ 3,303
Supplies	990	948
Other receivables	531	838
	$ 3,463	$ 5,089

7. PROPERTY AND EQUIPMENT

Property and equipment and related accumulated depreciation and amortization consisted of the following at December 31:

	2008	2007
	(In thousands)	
Land and land improvements	$ 26,751	$ 26,619
Buildings and improvements	412,276	402,644
Furniture and equipment	26,663	22,760
Leasehold improvements	5,771	2,012
Construction in progress	27,934	945
	499,395	454,980
Less accumulated depreciation and amortization	(76,604)	(59,839)
	$ 422,791	$ 395,141

In 2008 and 2007, buildings and improvements included $12.8 million for assets recorded under capital leases. Accumulated depreciation included $1.4 million and $1.1 million for assets recorded under capital leases in 2008 and 2007, respectively.

In 2008, ALC capitalized $27.0 million related to the ongoing expansion program.

In 2007, ALC completed 2 construction projects for a total cost of approximately $5.8 million, that resulted in increased operational capacity of 48 units.

8. GOODWILL AND OTHER INTANGIBLE ASSETS

The following is a summary of the changes in the carrying amount of goodwill for the year ended December 31, 2008 (in thousands):

Balance at December 31, 2007	$ 19,909
Additions	—
Adjustments	(3,594)
Balance at December 31, 2008	$ 16,315

The adjustment to goodwill related to reversing a valuation allowance against deferred tax assets associated with the completion of IRS audits of the 2004 and January 31, 2005 tax returns. This valuation allowance against deferred tax assets was recorded prior to ALC's acquisition by Extendicare in January 2005.

Intangible assets with definite useful lives are amortized over their estimated lives and are tested for impairment whenever indicators of impairment arise. The following is a summary of other intangible assets as of December 31, 2008 and 2007, respectively (in thousands):

	December 31, 2008			December 31, 2007		
	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
Resident relationships	$ 3,169	$ (980)	$ 2,189	$ 7,099	$ (6,272)	$ 827
Operating lease intangible and renewal options	11,665	(676)	10,989	—	—	—
Non-compete agreements	331	(66)	265	—	—	—
Total	$ 15,165	$ (1,722)	$ 13,443	$ 7,099	$ (6,272)	$ 827

Amortization expense related to definite-lived intangible assets for the years ended December 31, 2008, 2007 and 2006, was $8.0 million, $6.3 million, and $4.0 million respectively.

Future amortization expense for definite–lived intangible assets is estimated to be as follows (in thousands):

2009	$ 1,631
2010	1,619
2011	1,165
2012	743
2013	677
After 2013	7,608
	$13,443

9. RESTRICTED CASH

As of December 31, 2008, restricted cash consisted of $2.6 million of cash deposits as security for Oregon Trust Deed Notes, $1.3 million of cash deposits as security for HUD Insured Mortgages due 2036 and $0.6 million of cash deposits securing letters of credit. In March 2008, we changed general and professional liability insurance carriers and converted from being self-insured to full commercial insurance on a portion of our general and professional liability insurance program which resulted in the release of a $5.0 million letter of credit and $5.0 million of cash collateral.

10. OTHER ASSETS

Other assets consisted of the following at December 31:

	2008	2007
	(In thousands)	
Property tax, insurance and capital expenditure trust funds	$ 1,043	$ 1,546
Deferred financing costs, net	1,035	925
Security deposits and other	153	209
	$ 2,231	$ 2,680

In connection with what was our $100 million credit facility in 2006 (Note 11), ALC incurred financing costs of approximately $1.0 million. In 2008, ALC incurred deferred financing costs of $0.2 million related to mortgage debt refinancing and $0.1 million related to the expansion of what was the $100 million credit facility up to its current availability of $120 million. In both 2008 and 2007, ALC amortized $0.2 million of these fees through interest expense. The deferred costs are being amortized over the life of the related debt through expense on a straight line basis.

11. DEBT

Long-term debt and capital lease obligations consisted of the following at December 31:

	Interest Rate (1)	2008	2007
		(In thousands)	
Mortgage note, bearing interest at 6.24%, due 2014	6.69%	$ 34,352	$ 35,128
Mortgage notes, interest rates ranging from 7.58% to 8.65%, due 2008/2009	3.78%	7,140	24,878
Capital lease obligations, interest rates ranging from 2.84% to 13.54%, maturing through 2009	6.35%	10,882	11,386
Mortgage note, bearing interest at 7.07%, due 2018	7.07%	8,966	—
Oregon Trust Deed Notes, interest rates ranging from 0% to 9.0%, maturing from 2021 through 2026	6.45%	8,726	8,995
HUD Insured Mortgages, interest rates ranging from 5.66% to 5.85%, due 2032	5.73%	4,201	4,282
HUD Insured Mortgage, bearing interest at 7.55%, due 2036	6.68%	3,015	3,050
$120 million credit facility bearing interest at floating rates, due November 2011	(2)	79,000	42,000
Long-term debt before current maturities		156,282	129,719
Less current maturities		19,392	26,543
Total long-term debt		$136,890	$103,176

(1) Interest rate is effective interest rate for 2008. The effective interest rate is determined as the interest expense for the year divided by the recorded fair value of the debt instrument.

(2) Bears interest at a floating rate at ALC's option equal to LIBOR plus a margin of 150 basis points or prime. At December 31, 2008, prime was 3.25% and LIBOR was 0.46%

Mortgage Note due 2014

The mortgage note due in 2014 (the "2014 Note") has a fixed interest rate of 6.24%, with a 25-year principal amortization, and is secured by 24 assisted living residences. Monthly principal and interest payments amount to approximately $0.3 million. A balloon payment of $29.6 million is due in January 2014. The 2014 Note was entered into by subsidiaries of ALC and is subject to a limited guaranty by ALC.

Mortgage Notes due 2008 and 2009

The mortgage notes due in 2008 and 2009 ("2008/2009 Notes") included three fixed rate notes that were secured by 13 assisted living facilities located in Texas, Oregon and New Jersey with a combined carrying value of $31.9 million. The

2008/2009 Notes were entered into by subsidiaries of ALC and were subject to a limited guaranty by ALC. These notes collectively required monthly principal and interest payments of $0.2 million with balloon payments of $11.9 million, $5.3 million and $7.1 million due at maturity in May 2008, August 2008 and December 2008, respectively. The note maturing in December 2008 was extended to January 2009 at the request of the lender. These loans bore interest at fixed rates ranging from 7.58% to 8.65%.

The first of three 2008/2009 Notes came due on May 1, 2008. ALC repaid the first note for $11.9 million with borrowings under the $120 million credit facility and on June 10, 2008, mortgaged three of the seven residences located in Texas which had secured the maturing debt. The new $9.0 mortgage debt bears interest at 7.07% and is due in July 2018. ALC incurred $0.2 million of closing costs which are being amortized over the ten year life of the loan.

The second of three 2008/2009 Notes came due on August 1, 2008. ALC repaid the second note for $5.3 million with borrowings under the $120 million credit facility.

The third of three 2008/2009 Notes due January 2009 is secured by 3 assisted living residences located in New Jersey. On January 2, 2009, we repaid the balance of $7.1 million with proceeds from our $120 million revolving credit facility. This loan bore interest at 8.65%.

Capital Lease Obligations

In March 2005, ALC amended lease agreements, relating to five assisted living residences located in Oregon. The amended lease agreements provide ALC with an option to purchase the residences in 2009 for cash of $5.9 million ($0.3 million paid upon execution of the lease amendment) and the assumption of approximately $4.8 million of underlying Oregon Trust Deed Notes due 2036 (the "ALF Oregon Bonds") which are secured by these properties. The option to purchase was determined to be a bargain purchase price, requiring that the classification of these leases be changed from operating to capital. As a result, a capital lease obligation of $12.8 million was recorded, which represents the estimated market value of the properties as of the lease amendment date and also approximates the present value of future payments due under the lease agreements, the purchase option payment and contemplates payoff of the assumed debt. The option to purchase must be exercised prior to July 1, 2009, with closing on or about December 31, 2009.

Mortgage Note due 2018

The mortgage note due in 2018 ("2018 Note") has a fixed interest rate of 7.07%, an original principal amount of $9.0 million, and a 25-year principal amortization. It is secured by a deed of trust, assignment of rents and security agreement and fixture filing on three assisted living residences in Texas. Monthly principal and interest payments amount to approximately $64,200 and it has a balloon payment of $7.2 million due in July 2018. The 2018 Note was entered into by a wholly-owned subsidiary of ALC and is subject to a limited guaranty by ALC.

Oregon Trust Deed Notes

The Oregon Trust Deed Notes ("Oregon Revenue Bonds") are secured by buildings, land, furniture and fixtures of six Oregon ALC assisted living residences with a combined carrying value of $9.1 million. The notes are payable in monthly installments including interest at effective rates ranging from 0% to 9.00%. The effective rate on the remaining term of the bond is 7.2%.

Under debt agreements relating to the Oregon Revenue Bonds, ALC is required to comply with the terms of certain regulatory agreements until the scheduled maturity dates of the Oregon Revenue Bonds. Refer to Note 17 for details of the regulatory agreements.

HUD Insured Mortgages

The HUD insured mortgages (the "HUD Loans") include three separate loan agreements entered into in 2001 between subsidiaries of ALC and the lenders. The mortgages are each secured by a separate assisted living residence located in Texas with combined carrying value of $9.7 million.

During the third quarter of 2007, ALC completed the refinancing of two of the three HUD Loans. Prior to refinancing, the remaining combined principal amount due under the refinanced mortgages was $4.3 million at an average rate of 7.40% and an average maturity of 29 years. After refinancing the aggregate principal amount remained unchanged while the average rate decreased to 5.75% and the average maturity decreased to 25 years. Other terms on the refinanced HUD loans and our other HUD Loan remained substantially unchanged. After refinancing, the HUD loans bear interest ranging from 5.66% to 7.55% and average 6.35%. After the refinancing, we are required to make principal and interest payments of $47,357 per month. We do not have the option to prepay principal on the refinanced loans in the first two years. Prepayments may be made any time after the first two years. As of December 31, 2008, $4.2 million of HUD Loans mature in September 2032 and $3.0 million mature in August 2036.

$120 Million Credit Facility

On November 10, 2006, ALC entered into a five year, $100 million credit facility with General Electric Capital Corporation and other lenders. The facility is guaranteed by certain ALC subsidiaries that own approximately 64 of the residences in our portfolio and secured by a lien against substantially all of the assets of ACL and such subsidiaries. Interest rates applicable to funds borrowed under the facility are based, at ALC's option, on either a base rate essentially equal to the prime rate or LIBOR plus an amount that varies according to a pricing grid based on a consolidated leverage test; since the inception of this facility, this margin was 150 basis points. Average interest rates under the facility were 4.20% and 6.62% in 2008 and 2007. There were no outstanding balances in 2006.

On August 22, 2008, ALC entered into an agreement to amend its then $100 million revolving credit agreement with GE Healthcare Financial Services and other lenders to allow ALC to borrow up to an additional $20 million, bringing the size of the facility to $120 million. Under certain conditions and subject to possible market rate adjustments on the entire facility, ALC may request that the facility be increased up to an additional $30 million.

In general, borrowings under the facility are limited to five times ALC's consolidated EBITDA, which is generally defined as consolidated net income plus in each case, to the extent included in the calculation of consolidated net income, customary add-backs in respect of provisions for taxes, consolidated interest expense, amortization and depreciation, losses from extraordinary items, and other non-cash expenditures (including non-recurring expenses incurred by ALC in connection with the separation of ALC and Extendicare) minus in each case, to the extent included in the calculation of consolidated net income, customary deductions in respect of credits for taxes, interest income, gains from extraordinary items, and other non-recurring gains. ALC is subject to certain restrictions and financial covenants under the facility including maintenance of minimum consolidated leverage and minimum consolidated fixed charge coverage ratios. Payments for capital expenditures, acquisitions, dividends and stock repurchases may be restricted if ALC fails to maintain consolidated leverage ratio levels specified in the facility. In addition, upon the occurrence of certain transactions including but not limited to sales of property mortgaged to General Electric Capital Corporation and the other lenders, equity and debt issuances and certain asset sales, ALC may be required to make mandatory prepayments. ALC is also subject to other customary covenants and conditions. Outstanding borrowings under the line were $79.0 million and $42.0 million as of December 31, 2008 and 2007, respectively. We did not have any borrowings under the facility in 2006 and as of December 31, 2008 and 2007, ALC was in compliance with all applicable financial covenants and available borrowings under the facility were $41 million and $58 million, respectively. Commitment fees paid in 2008, 2007 and 2006 under the facility were $0.2 million, $0.4 million and $0.1 million, respectively, and were based upon a .375% unused commitment fee.

Unfavorable Market Value of Debt Adjustment

ALC debt in existence at the date of the ALC Purchase was evaluated and determined, based upon prevailing market interest rates, to be under valued. The unfavorable market value adjustment upon acquisition was $3.2 million. The market value adjustment is amortized on an effective interest basis, as an offset to interest expense, over the term of the debt agreements. The amount of amortization of the unfavorable market value adjustment for 2008, 2007 and 2006 was $0.2 million, $0.7 million and $0.4 million, respectively.

Principal Repayment Schedule

Principal payments on long-term debt due within the next five years and thereafter, as of December 31, 2008, are as follows (in thousands):

2009	$ 19,427 (1)
2010	1,500
2011	80,601
2012	1,707
2013	1,823
After 2013	51,037
	156,095
Plus: Unamortized market value adjustment	187
Total debt	$156,282

(1) Amount includes an option to purchase five properties (157 units) for $10.4 million including assumed debt.

Letters of credit

As of December 31, 2008, we had $4.8 million in outstanding letters of credit, the majority of which are collateralized by property. Approximately $3.0 million of the letters of credit provide security for worker's compensation insurance and the remaining $1.8 million of letters of credit are security for landlords of leased properties. During 2008, we changed general and professional liability insurance carriers and converted from being self-insured to full commercial insurance on a portion of our general and professional liability insurance program which resulted in the release of a $5.0 million letter of credit. All the letters of credit are renewed annually and have maturity dates ranging from April 2009 to January 2010.

12. ACCRUED LIABILITIES

Accrued liabilities consisted of the following at December 31:

	2008	2007
	(In thousands)	
Property taxes, utilities and other taxes	$ 7,383	$ 7,214
Salaries and wages, fringe benefits and payroll taxes	4,964	5,657
Workers' compensation	3,423	3,435
Accrued operating expenses	1,168	927
Other	960	718
	$ 17,898	$ 17,951

ALC self insures for health and dental claims. In addition, ALC self insures for workers' compensation in all states, with the exception of Washington and Ohio where ALC participates in a state plan and Texas where ALC is insured with a third-party insurer.

13. ACCRUAL FOR SELF-INSURED GENERAL AND PROFESSIONAL LIABILITIES

Prior to the Separation, ALC insured general and professional liability risks with Laurier Indemnity Company Ltd. ("Laurier"), an affiliated insurance subsidiary of Extendicare and other third-party insurers. ALC insured through Laurier on a claims made basis above specified self-insured retention levels. Laurier insured above ALC's self-insured retention levels and had re-insured for significant or catastrophic risks up to a specified level through a third party insurer. The insurance policies covered comprehensive general and professional liability (including malpractice insurance) for ALC's health providers, assistants and other staff as it related to their respective duties performed on ALC's behalf and employers' liability in amounts and with such coverage and deductibles as determined by ALC, based on the nature and risk of its businesses, historical experiences, availability and industry standards. Self-insured liabilities with respect to general and professional liability claims are included within the accrual for self-insured liabilities. Self-insured liabilities prior to the ALC Purchase were insignificant. Subsequent to the Separation ALC insured through Pearson under substantially the same terms as with Laurier.

Management regularly evaluated the appropriateness of the premiums paid to Laurier and continues to evaluate the premiums paid to Pearson through independent third party insurers and of the self-insured liability through an independent actuarial review. Management believes that the methods for pricing and evaluating the Laurier insurance coverage and the Pearson coverage are reasonable and that the historical cost of similar coverage would not have been materially different if ALC had obtained such coverage from third parties. General and professional liability claims are the most volatile and significant of the risks for which ALC self insures. Management's estimate of the accrual for general and professional liability costs is significantly influenced by assumptions, which are limited by the uncertainty of predicting future events, and assessments regarding expectations of several factors. Such factors include, but are not limited to: the frequency and severity of claims, which can differ materially by jurisdiction; coverage limits of third-party reinsurance; the effectiveness of the claims management process; and the outcome of litigation. In addition, ALC estimates the amount of general and professional liability claims it will pay in the subsequent year and classifies this amount as a current liability.

Following is a summary of activity in the accrual for self-insured general and professional liabilities:

	2008	2007
	(In thousands)	
Balances at beginning of year	$ 1,241	$ 1,471
Cash payments	(200)	(308)
Provisions	435	78
Balances at end of year	$ 1,476	$ 1,241
Current portion	$ 300	$ 300
Long-term portion	1,176	941
Balances at end of year	$ 1,476	$ 1,241

14. OTHER LONG-TERM LIABILITIES

Other long-term liabilities consisted of the following at December 31:

	2008	2007
	(In thousands)	
Unfavorable lease adjustment as lessee	$ 2,540	$ 2,970
Future lease commitments	4,204	3,682
Deferred compensation	3,057	2,559
Fair value of derivative liability	1,056	—
Asset retirement obligation	245	233
	$11,102	$ 9,444

Unfavorable Lease Adjustment as Lessee

ALC evaluated the leases in existence at the date of the ALC Purchase and determined, based upon future discounted lease payments over the remaining terms of the leases, an excess was to be paid, as compared to the market, based upon the operating cash flows of the leased facilities. The unfavorable lease liability upon acquisition was $4.0 million. The unfavorable lease liability is amortized on a straight-line basis, as an offset to lease expense, over the term of the lease agreements. The amount of unfavorable lease amortization for 2008, 2007 and 2006 was $0.4 million, $0.4 million and $0.1 million, respectively.

Future Lease Commitments

Future lease commitments represent the cumulative excess of lease expense computed on a straight-line basis for the lease term over actual lease payments. Under FASB Technical Bulletin 85-3, the effects of scheduled rent increases, which are included in minimum lease payments under SFAS No. 13, Accounting for Leases, are recognized on a straight-line basis over the lease term.

Deferred Compensation

ALC implemented an unfunded deferred compensation plan in 2005 which is offered to all company employees defined as highly compensated by the Internal Revenue Code in which participants may defer up to 10% of their base salary. ALC matches up to 50% of the amount deferred. Expenses incurred by ALC under the deferred compensation plan were $132,854, $142,179 and $149,000 in 2008, 2007 and 2006, respectively.

ALC implemented a non-qualified deferred compensation plan in 2005 covering certain executive employees. Expenses incurred from ALC contributions under the plan were $65,655, $226,205 and $63,000 in 2008, 2007 and 2006, respectively. The plan does not require ALC to fund the liability currently but ALC has funded it since the plan's inception. Assets related to the plan are recorded as investments and classified as available for sale and were $0.7 million as of both years ended December 31, 2008 and 2007, respectively.

Other Employee Pension Arrangements

ALC maintains defined contribution retirement 401(k) savings plans, which are made available to substantially all employees. Effective January 1, 2006 for ALC, and previously for EHSI, ALC paid a matching contribution of 25% of every qualifying dollar contributed by plan participants, net of any forfeiture. Expenses incurred by ALC related to the 401(k) savings plans were $177,203, $185,829 and $211,000 in 2008, 2007 and 2006, respectively.

Fair Value of Derivative

ALC entered into a derivative financial instrument in November 2008, specifically an interest rate swap, for non-trading purposes. ALC uses interest rate swaps to manage interest rate risk associated with floating rate debt. The agreement expires at the same time as our $120 million revolving credit facility in November 2011. As of December 31, 2008, ALC was party to an interest rate swap with a total notional amount of $30.0 million. ALC elected to apply hedge accounting for this interest rate swap because it is an economic hedge of the ALC's floating rate debt and ALC does not enter into derivatives for speculative purposes. This derivative contract has a negative net fair value of $1.1 million as of December 31, 2008, based on current market conditions affecting interest rates and is recorded in other long-term liabilities.

Asset retirement obligation

ALC determined that a conditional asset retirement obligation exists for asbestos remediation in one of its residences. Although not a current health hazard in its assisted living residence, upon renovation, ALC may be required to take the appropriate remediation procedures in compliance with state law to remove the asbestos. The removal of asbestos-containing materials includes primarily floor and ceiling tiles. The fair value of the conditional asset retirement obligation was determined as the present value of the estimated future cost of remediation based on an estimated expected date of remediation. This computation is based on a number of assumptions which may change in the future based on the availability of new information, technology changes, changes in costs of remediation, and other factors.

15. TRANSACTIONS WITH EXTENDICARE AND AFFILIATES

Extendicare and its affiliates ceased being affiliates of ALC effective with the Separation Date. The following is a summary of ALC's transactions with Extendicare and its affiliates in 2006:

Insurance

Prior to the Separation Date, ALC insured certain risks with Laurier and third party insurers. The consolidated statements of income for 2006 include intercompany insurance premium expenses of $0.9 million.

Computer, Accounting and Administrative Services

ALC was provided with computer hardware and software support services from VCPI. The cost of services was based upon rates that are estimated to be equivalent to those from unaffiliated sources and was $1.7 million for 2006. On August 31, 2007, we terminated our contract with VCPI for information technology services and now provide these services in-house. In addition, ALC was provided payroll and benefits, financial management and reporting, tax, legal, human resources and reimbursement services from EHSI. The cost was based upon actual incremental costs of the services provided and was $0.9 million for 2006.

16. LEASE COMMITMENTS

As of December 31, 2008, as a lessee, ALC was committed under non-cancelable leases requiring future minimum rentals as follows:

	Capital Lease	Operating Leases	Total
		(In thousands)	
2009	$ 11,557	$ 19,793	$ 31,350
2010	—	20,149	20,149
2011	—	19,634	19,634
2012	—	17,534	17,534
2013	—	17,440	17,440
After 2013	—	19,902	19,902
Total minimum lease payments	$ 11,557	$ 114,452	$ 126,009
Less amounts representing interest (at rates from 2.8% to 13.5%)	675		
Present value of net minimum capital lease payments	10,882		
Less current maturities of capital lease obligations	10,882		
Capital lease obligations, excluding current maturities	$ 0		

Lease agreement with LTC Properties, Inc.

Effective January 1, 2005, ALC entered into two new master lease agreements with LTC Properties, Inc. ("LTC") relating to 37 residences leased to ALC by LTC. Under the terms of the master lease agreements, ALC agreed to increase the annual rent paid to LTC by $250,000 per annum for each of the successive four years, commencing on January 1, 2005, and amended the terms relating to inflationary increases. Formerly, the 37 leases had expiration dates ranging from 2007 through 2015. Under the terms of the master lease agreements, the initial 10 year lease term commenced on January 1, 2005, and there are three successive 10-year lease renewal terms, to be exercised at the option of ALC. There are no significant economic penalties to ALC if it decides not to exercise the renewal options. The aggregate minimum rent payments for the LTC leases for the calendar year 2008 was $10.7 million. The minimum rent will increase by 2% over the prior year's minimum rent for each of the calendar years 2009 through 2014. Annual minimum rent during any renewal term will increase a minimum of 2% over the minimum rent of the immediately preceding year. In accordance with FASB Technical Bulletin 85-3, ALC accounts for the effect of scheduled rent increases on a straight-line basis over the lease term.

LTC obtained financing for five of the leased properties in the State of Washington through the sale of revenue bonds that contain certain terms and conditions within the debt agreements. ALC must comply with these terms and conditions and failure to adhere to those terms and conditions may result in an event of default to the lessor and termination of the lease. Refer to Note 17 for further details.

Lease agreement with Assisted Living Facilities, Inc. ("ALF")

ALC has leases for five properties in the State of Oregon with ALF that contain options to purchase the properties in July 2009. The options were determined to be at bargain purchase prices, requiring that the classification of these leases as capital leases (see Note 11). ALF obtained financing for these properties through the sale of revenue bonds that contain certain terms and conditions within the debt agreements. ALC must comply with these terms and conditions and failure to adhere to those terms and conditions may result in an event of default to the lessor and termination of the lease. In addition, upon exercise of the option to purchase, ALC would be required to assume the underlying revenue bonds. See Note 17 for further details. In addition, a capital replacement escrow account is required to be maintained for the ALF leases to cover future expected capital expenditures.

CaraVita lease agreement

On January 1, 2008, a wholly owned subsidiary of ALC acquired the operations of eight assisted and independent living residences consisting of a total of 541 leased units for a purchase price including fees and expenses of $14.8 million. The lease has an initial term expiring in March 2015 with three five-year renewal options. Aggregate minimum rent payments for the remainder of the initial lease term (years 2009 through 2015) are $5.1 million, $5.2 million, $5.3 million, $5.5 million, $5.6 million, $5.7 million and $1.4 million (three months), respectively. The minimum rent for each year of the first renewal option term is scheduled to increase by 3.0% over the prior year's minimum rent. The minimum rent for each year of the second renewal option term is scheduled to increase by the greater of 3.0% or 75% of the consumer price index over the prior year's minimum rent. The rental rate for the final five-year renewal option is subject to negotiation. In accordance with FASB Technical Bulletin 85-3, ALC accounts for the effect of scheduled rent increases on a straight-line basis over the lease term.

In connection with the lease, ALC guarantees certain performance and payment obligations, including minimum occupancy, net worth, and capital expenditures per residence levels and minimum fixed charge coverage ratios. Failure to comply with these covenants could result in events of default under the lease and the guaranty. At December 31, 2008, ALC was in compliance with all covenants.

17. COMMITMENTS AND CONTINGENCIES

Revenue Bonds

ALC owns six assisted living facilities in Oregon, financed by Oregon Revenue Bonds that mature between 2021 through 2026. Under the terms and conditions of the debt agreements, ALC is required to comply with the terms of the regulatory agreement until the original scheduled maturity dates for the revenue bonds outlined below.

In addition, ALC formerly financed 15 assisted living facilities located in the States of Washington, Idaho and Ohio by revenue bonds that were prepaid in full in December 2005. The aggregate amount of the revenue bonds upon repayment was $21.1 million. However, despite the prepayment of the revenue bonds, under the terms and conditions of the debt agreements, ALC is required to continue to comply with the terms of the regulatory agreement until the original scheduled maturity dates for the revenue bonds. The original scheduled maturity dates were 2018 for the Washington Revenue Bonds, 2017 for the Idaho Revenue Bonds, and 2018 for the Ohio Revenue Bonds.

Under the terms of the debt agreements relating to the revenue bonds, ALC is required, among other things, to lease at least 20% of the units of the projects to low or moderate income persons as defined in Section 142(d) of the Internal Revenue Code. This condition is required in order to preserve the federal income tax exempt status of the revenue bonds during the term they are held by the bondholders. There are additional requirements as to the age and physical condition of the residents that ALC must also comply. ALC must also comply with the terms and conditions of the underlying trust deed relating to the debt agreement and report on a periodic basis to the State of Oregon, Housing and Community Services Department, for the Oregon Revenue Bonds, the Washington State Housing Finance Commission for the former Washington Revenue Bonds, the Ohio Housing Finance Commission for the former Ohio Revenue Bonds, and Idaho Housing and Community Services for the former Idaho Revenue Bonds. Non-compliance with these restrictions may result in an event of default and cause fines and other financial costs.

In addition, ALC leases five properties from ALF in Oregon and five properties from LTC in Washington that were financed through the sale of revenue bonds and contain certain terms and conditions within the debt agreements. ALC must comply with these terms and conditions and failure to adhere to those terms and conditions may result in an event of default to the lessor and termination of the lease for ALC. The leases require, among other things, that in order to preserve the federal income tax exempt status of the bonds, ALC is required to lease at least 20% of the units of the projects to low or moderate income persons as defined in Section 142(d) of the Internal Revenue Code. There are additional requirements as to the age and physical condition of the residents with which ALC must also comply. Pursuant to the lease agreements with ALF and LTC, ALC must comply with the terms and conditions of the underlying trust deed relating to the debt agreement.

Expansion Program

In February 2007, we announced plans to add a total of 400 units onto our existing owned residences. By the end of 2008, we had completed, licensed, and begun accepting new residents in approximately 80 of these units. Construction continues on the remaining expansion units. Weather issues, primarily related to heavy rains and flooding in the Midwest, hurricanes in the Texas and Louisiana regions, obtaining regulatory approvals and other unforeseen circumstances have resulted in timing delays. As of the date of this report, we are targeting completion of 170 units in the first quarter of 2009, 100 in the second quarter, 25 units in the third quarter and the remaining 25 in the fourth quarter of 2009. Cost estimates remain consistent with our original estimates of $125,000 per unit. We expended $22.2 million through December 31, 2008, and expect to spend an additional $27.8 million in 2009.

Insurance and Self-insured Liabilities

ALC insured certain risks with affiliated insurance subsidiaries and third-party insurers prior to the Separation and insures these risks with a wholly owned subsidiary and third-party insurers subsequent to the Separation. The insurance policies cover comprehensive general and professional liability (including malpractice insurance) for ALC's health providers, assistants and other staff as it relates to their respective duties performed on ALC's behalf, workers' compensation and employers' liability in amounts and with such coverage and deductibles as determined by ALC, based on the nature and risk of its businesses, historical experiences, availability and industry standards. ALC also self insures for health and dental claims, in certain states for workers' compensation and employer's liability and for general and professional liability claims up to a certain amount per incident. Self-insured liabilities with respect to general and professional liability claims are included within the accrual for self-insured liabilities.

Litigation

ALC is subject to claims and lawsuits in the ordinary course of business. The largest category of these relates to workers' compensation. ALC records reserves for claims and lawsuits when they are probable and reasonably estimable. For matters where the likelihood or extent of a loss is not probable or cannot be reasonably estimated, ALC has not recognized in the accompanying consolidated financial statements all potential liabilities that may result. While it is not possible to estimate the final outcome of the various proceedings at this time, such actions generally are resolved within amounts provided. If adversely determined, the outcome of some of these matters could have material adverse effect on ALC's business, liquidity, financial position or results of operations.

Energy Purchases

ALC enters into energy contracts for the purchase of electricity and natural gas for use in certain of our operations. ALC entered into these contracts to reduce the variability of energy prices. The deregulation of the energy market in selected areas of the country where we provide our services, the availability of products offered through energy brokers/providers and our relatively stable demand for energy make it possible for us to enter longer term contracts to obtain more stable pricing. It is ALC's intent to enter into contracts solely for its own use. Further, it is fully anticipated that ALC will make use of all the energy contracted. Expiration dates on our current energy contracts range from January 2009 to January 2012. SFAS No. 133 requires ALC to evaluate these contracts to determine whether the contracts are derivatives. Certain contracts that meet the definition of a derivative may be exempted from SFAS No. 133 as normal purchases or normal sales. Normal purchases are contracts that provide for the purchase of something other than a financial instrument or derivative instrument that will be delivered in quantities expected to be used or sold over a reasonable period in the normal course of business. Contracts that meet the requirements of normal are documented and exempted from the accounting and reporting requirements of SFAS No. 133. ALC has evaluated these energy contracts and determined they meet the normal purchases and sales exception and therefore are exempted from the accounting and reporting requirements of SFAS No. 133.

18. INCOME TAXES

ALC's results of operations are included in a consolidated federal tax return.

The income tax expense consists of the following for the years ended December 31:

	2008	2007	2006
	(In thousands)		
Federal:			
Current	$ 3,255	$ 7,951	$ 6,529
Deferred	3,772	234	1,042
Total Federal	7,027	8,185	7,571
State:			
Current	1,172	1,902	609
Deferred	216	225	547
Total State	1,388	2,127	1,156
Total income tax expense	$ 8,415	$ 10,312	$ 8,727

The differences between the effective tax rates on income before income taxes and the United States federal income tax rate are as follows:

	2008	2007	2006
Statutory federal income tax rate	34.0%	35.0%	35.0%
Increase (reduction) in tax rate resulting from:			
Non-deductible stock issuance cost	—	—	5.9
State income taxes, net of federal income tax benefit	4.0	4.7	3.9
Work opportunity credit	(0.3)	(0.0)	(0.1)
Deductible goodwill amortization	(1.9)	(1.6)	(0.4)
Other, net	1.2	(0.6)	1.0
Effective tax rate	37.0%	37.5%	45.3%

ALC made payments to Extendicare of $6.1 million in 2006 for federal income taxes. No payments were made to Extendicare in 2008 or 2007.

Unrecognized tax benefits - FIN 48

On January 1, 2007, ALC adopted FASB Interpretation No. 48, *"Accounting for Uncertainty in Income Taxes – an Interpretation of SFAS No. 109"* ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, *"Accounting for Income Taxes."* FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Additionally, FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The adoption of FIN 48 did not have any impact on ALC's consolidated financial position.

A reconciliation of the beginning and ending balances of the total amounts of gross unrecognized tax benefits is as follows (in thousands):

	2008	2007
Gross unrecognized tax benefits at January 1, 2008	$ 630	$570
Increases in tax positions for prior years	92	60
Gross unrecognized tax benefits at December 31, 2008	$ 722	$630

Included in the balance of unrecognized tax benefits at December 31, 2008 and January 1, 2008 are tax positions related to past state income tax filings which will not reoccur in the future. There are no unrecognized tax benefits related to federal income tax issues.

The total amount of net unrecognized tax benefits that, if recognized, would affect the effective tax rate was $0.4 million at December 31, 2008. We accrue interest and penalties related to unrecognized tax benefits in our provision for income taxes. At December 31, 2008, we had accrued interest and penalties related to unrecognized tax benefits of $0.2 million.

ALC and its subsidiaries file income tax returns in the U.S. and in various state and local jurisdictions. Tax returns for all periods after January 31, 2005 are open for examination by tax authorities. For the tax periods between February 1, 2005 and November 10, 2006, ALC was included in the joint returns of EHI. At December 31, 2008, the joint federal tax returns for the partial tax year ended December 31, 2005 and the partial tax year ended November 10, 2006 were under examination by the Internal Revenue Service. Tax issues between ALC and Extendicare are governed by a Tax Allocation Agreement entered into by ALC and Extendicare at the time of the Separation. Our gross unrecognized tax benefits balance will not change upon completion of the exam.

The components of the net deferred tax assets and liabilities as of December 31 are as follows:

	2008	2007
	(In thousands)	
Deferred tax assets:		
Employee benefit accruals	$ 3,203	$ 3,464
Accrued liabilities	576	326
Accounts receivable reserves	269	391
Deferred revenue	564	387
Operating loss carryforwards	15,995	19,173
Goodwill/Intangibles	933	908
Fair value adjustment for leases	1,158	1,340
Fair value adjustment for debt	73	171
Deferred financing fee	343	481
Alternative minimum tax carry forward	560	870
Other assets	2,829	2,651
Total deferred tax assets before valuation allowance	26,503	30,162
Valuation allowance	(2,840)	(6,441)
Total deferred tax assets	23,663	23,721
Deferred tax liabilities:		
Depreciation	29,893	27,502
Miscellaneous	967	1,147
Total deferred tax liabilities	30,860	28,649
Net deferred tax liabilities	$ (7,197)	$ (4,928)
Valuation allowance:		
Beginning of year	$(6,441)	$(6,441)
Decrease during year	3,601	—
End of year	$(2,840)	$(6,441)

	2008	2007
	(In thousands)	
Deferred tax assets (liabilities) as presented on the Consolidated Balance Sheet:		
Current deferred tax assets	$ 4,614	$ 4,080
Long-term deferred tax (liabilities)	(11,811)	(9,008)
Net deferred tax liabilities	$ (7,197)	$(4,928)

ALC paid state income taxes of $1.4 million, $1.9 million and $0.6 million in 2008, 2007 and 2006, respectively.

ALC has $44.0 million (before an $8.1 million valuation allowance) of net operating losses available for federal income tax purposes, which will expire between 2009 and 2025. These net operating losses were partially generated prior to and after ALC's emergence from bankruptcy on January 1, 2002. The emergence from bankruptcy created an ownership change as defined by the IRS. Section 382 of the Internal Revenue Code imposes limitations on the utilization of the loss carryfowards and built-in losses after certain ownership changes of a loss company. ALC was deemed to be a loss company for these purposes. Under these provisions, ALC's ability to utilize the pre-acquisition loss carryforwards generated prior to ALC's emergence from bankruptcy and built-in losses in the future will generally be subject to an annual limitation of approximately $1.6 million. Any unused amount is added to and increases the limitation in the succeeding year. ALC's net unrealized built-in losses were $29.1 million as of December 31, 2008, and $42.8 million as of December 31, 2007. The deferred tax assets include loss carryforwards and built-in losses and their related tax benefit available to ALC to reduce future taxable income within the allowable IRS carryover period. ALC reduced the valuation allowance against the net operating losses by $10.3 million during the year with the completion of IRS audits of the 2004 and January 31, 2005 tax years. The reversal of the valuation allowance was offset against goodwill.

The ALC Purchase also created an ownership change as defined under Section 382 of the Internal Revenue Code. ALC's loss carryforwards generated subsequent to its emergence from bankruptcy are available to ALC subject to an annual limitation of approximately $5.5 million. Any unused amount is added to and increases the limitation in the succeeding year.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Management believes it is more likely than not ALC will realize the benefits of these deductible differences, net of the valuation allowances.

19. EARNINGS PER SHARE

ALC computes earnings per share in accordance with SFAS No. 128, *Earnings Per Share*. SFAS No. 128 requires companies to compute earnings per share under two different methods, basic and diluted, and present per share data for all periods in which statements of operations are presented. Basic earnings per share are computed by dividing net income by the weighted average number of shares of common stock outstanding. Diluted earnings per share are computed by dividing net income by the weighted average number of common stock and common stock equivalents outstanding. Common stock equivalents consist of incremental shares available upon conversion of Class B Common Stock.

The following table provides a reconciliation of the numerators and denominators used in calculating basic and diluted earnings per share for 2008, 2007 and 2006:

	2008	2007	2006
	(In thousands, except per share data)		
Basic earnings per share calculation :			
Income from continuing operations	$ 14,323	$ 17,179	$ 10,535
Loss from discontinued operations, net of tax	—	—	(1,526)
Net income to common stockholders	$ 14,323	$ 17,179	$ 9,009
Weighted average of common shares outstanding	62,428	68,172	69,326
Income from continuing operations	$ 0.23	$ 0.25	$ 0.15
Loss from discontinued operations, net of tax	—	—	(0.02)
Basic net income per share	$ 0.23	$ 0.25	$ 0.13
Diluted earnings per share calculation :			
Income from continuing operations	$ 14,323	$ 17,179	$ 10,535
Loss from discontinued operations, net of tax	—	—	(1,526)
Net income to common stockholders	$ 14,323	$ 17,179	$ 9,009
Weighted average of common shares outstanding	62,428	68,172	69,326
Assumed conversion of Class B shares	647	691	879
Effect of dilutive stock options	9	—	—
Diluted weighted average of common shares outstanding	63,084	68,863	70,205
Income from continuing operations	$ 0.23	$ 0.25	$ 0.15
Loss from discontinued operations, net of tax	—	—	(0.02)
Diluted net income per share	$ 0.23	$ 0.25	$ 0.13

20. DISCLOSURES ABOUT FAIR VALUES OF FINANCIAL INSTRUMENTS

The estimated fair values of ALC's financial instruments at December 31 are as follows:

	2008		2007	
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
	(In thousands)			
ASSETS:				
Cash and cash equivalents	$ 19,905	$ 19,905	$ 14,066	$ 14,066
Investments	3,139	3,139	5,252	5,252
Deposits in escrow	2,343	2,343	2,482	2,482
Other assets (long-term):				
Restricted cash	4,534	4,534	8,943	8,943
Cash designated for acquisition	—	—	14,864	14,864
Property tax, insurance and capital expenditure trust funds	1,043	1,043	1,546	1,546
Security deposits	153	153	209	209
LIABILITIES:				
Long-term debt, including current maturities	156,282	156,551	$ 129,719	$131,896
Other long-term liabilities:				
Fair value of derivative liability	$ 1,056	$ 1,056	—	—

Trade receivables and payables have an estimated market value equal to their carrying value. The fair value of long-term debt is estimated based on approximate borrowing rates currently available to ALC for debt equal to the existing debt maturities.

Investment securities available-for-sale. The carrying values of investment securities classified as available-for-sale are recorded at their fair values based on quoted market prices using public information for the issuers.

Derivative financial instrument. ALC entered into a derivative financial instrument, specifically an interest rate swap, for non-trading purposes. ALC may use interest rate swaps from time to time to manage interest rate risk associated with floating rate debt. As of December 31, 2008, ALC was party to one interest rate swap with a total notional amount of $30.0 million. ALC elected to apply hedge accounting for this interest rate swap because it is an economic hedge of ALC's floating rate debt and ALC does not enter into derivatives for speculative purposes. As of December 31, 2008, this derivative contract had a negative net fair value based on current market conditions affecting interest rates and is recorded in other long-term liabilities.

The table that follows summarizes the interest rate swap contract outstanding at December 31, 2008 (in thousands):

	Notional Amount	Effective Date	Expiration Date	Estimated Fair Value
Interest rate swap	$ 30,000	11/13/2008	11/14/2011	$ (1,056)

As of January 1, 2008, ALC adopted SFAS No. 157, *Fair Value Measurements* ("SFAS 157"). The standard defines fair value, establishes a framework for measuring fair value, and also expands disclosures about fair value measurements. Under this standard, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. SFAS 157 also requires ALC to consider its own credit spreads when measuring the fair value of liabilities, including derivatives. In February 2008, the FASB issued FASB Staff Position SFAS 157-2, *Effective Date of FASB Statement No. 157* ("SFAS 157-2"), which defers the effective date of SFAS 157 for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value on a recurring basis, until fiscal years beginning after November 1, 2008, and interim periods within those fiscal years. ALC does not believe the adoption of SFAS 157 for non-financial assets and liabilities will have a significant impact on ALC's future consolidated financial statements.

The following table presents information about ALC's assets and liabilities measured at fair value on a recurring basis as of December 31, 2008, and indicates the fair value hierarchy of the valuation techniques utilized by ALC to determine such fair value (in thousands):

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at December 31, 2008
Assets				
Investment securities – available-for-sale	$ 3,139	$ —	$ —	$ 3,139
Liabilities				
Derivative financial instruments	—	1,056	—	1,056

In general, fair values determined by Level 1 inputs use quoted prices in active markets for identical assets or liabilities that ALC has the ability to access. For example, ALC's investment in available-for-sale equity securities is valued based on the quoted market price for those securities.

Fair values determined by Level 2 inputs use inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability. For example, ALC uses market interest rates and yield curves that are observable at commonly quoted intervals in the valuation of its interest rate swap contract.

Level 3 inputs are unobservable inputs for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability. ALC's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

For the year ended December 31, 2008, ALC recognized an unrealized loss of $1.1 million, which represents the change in the fair value of the interest rate swap and an unrealized loss on its available-for-sale investments of $2.3 million.

ALC also adopted SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115* , as of January 1, 2008.

21. DISCONTINUED OPERATIONS

There were no discontinued operations during 2008 or 2007. The following is a summary of the results of operations for residences that were disposed of in 2006 (in thousands).

	2006
Revenues	$ 541
Residence operations (exclusive of depreciation and amortization and residence lease expense shown below)	863
Residence lease expense	118
Depreciation and amortization	60
Loss on impairment of long-lived assets	1,938
Loss from discontinued operations	(2,438)
Interest (expense) income	(7)
Loss from discontinued operations before income taxes	(2,445)
Income tax benefit	919
Net loss from discontinued operations	$ (1,526)

The above summary of discontinued operations includes the following:

(a) Closure and Disposition of Assisted Living Residence in Texas

In the first quarter of 2006, due to future capital needs of the residence and poor financial performance, ALC decided to close an assisted living residence (60 units) located in San Antonio, Texas and actively pursue the disposition of the property on the market. In the first quarter of 2006 certain required structural costs were identified which resulted in the decision to close the residence. As a result, ALC has reclassified the financial results of this residence to discontinued operations and recorded an impairment charge of $1.7 million.

(b) Closure of Assisted Living Residences in Washington

In the first quarter of 2006, the lease term ended for an assisted living residence (63 units) in Edmonds, Washington, and ALC decided to terminate its operations due to poor financial performance. ALC concluded its relationship with the landlord on April 30, 2006. As a result, ALC has reclassified the financial results of this residence to discontinued operations. There was no gain or loss on disposition of the operations and leasehold interest.

(c) Closure of Assisted Living Residence in Oregon

In the first quarter of 2006, due to poor financial performance, ALC decided to close an assisted living residence (45 units) located in Klamath Falls, Oregon. The remaining assets were written off and resulted in an impairment charge of $0.2 million.

22. QUARTERLY RESULTS OF OPERATIONS (unaudited)

The following is a summary of our unaudited quarterly results of operations for 2008 and 2007.

	Quarter				
	First	Second	Third	Fourth	Total
	(In thousands, except per share data)				
2008					
Revenues	$ 60,247	$ 57,854	$ 58,367	$ 57,617	$ 234,085
Income from continuing operations before taxes	6,534	6,896	4,785	4,523	22,738
Net income	4,051	4,276	2,966	3,030	14,323
Basic earnings per common share:					
Income from continuing operations	$ 0.06	$ 0.07	$ 0.05	$ 0.05	$ 0.23
Loss from discontinued operations, net of tax	0.00	0.00	0.00	0.00	0.00
Basic net income per share	$ 0.06	$ 0.07	$ 0.05	$ 0.05	$ 0.23
Diluted earnings per common share:					
Income from continuing operations	$ 0.06	$ 0.07	$ 0.05	$ 0.05	$ 0.23
Loss from discontinued operations, net of tax	0.00	0.00	0.00	0.00	0.00
Diluted net income per share	$ 0.06	$ 0.07	$ 0.05	$ 0.05	$ 0.23

	Quarter				
	First	Second	Third	Fourth	Total
	(In thousands, except per share data)				
2007					
Revenues	$ 57,521	$ 57,426	$ 57,898	$ 56,502	$ 229,347
Income from continuing operations before taxes	7,625	6,728	6,819	6,319	27,491
Net income	4,727	4,172	4,225	4,055	17,179
Basic earnings per common share:					
Income from continuing operations	$ 0.07	$ 0.06	$ 0.06	$ 0.06	$ 0.25
Loss from discontinued operations, net of tax	0.00	0.00	0.00	0.00	0.00
Basic net income per share	$ 0.07	$ 0.06	$ 0.06	$ 0.06	$ 0.25
Diluted earnings per common share:					
Income from continuing operations	$ 0.07	$ 0.06	$ 0.06	$ 0.06	$ 0.25
Loss from discontinued operations, net of tax	0.00	0.00	0.00	0.00	0.00
Diluted net income per share	$ 0.07	$ 0.06	$ 0.06	$ 0.06	$ 0.25

23. LONG-TERM EQUITY-BASED COMPENSATION PROGRAM

Effective October 31, 2006, ALC's Board of Directors approved and adopted and ALC's sole stockholder approved the Assisted Living Concepts, Inc. 2006 Omnibus Incentive Compensation Plan (the "2006 Omnibus Plan"). On May 5, 2008, the 2006 Omnibus Plan was again approved by ALC stockholders. The 2006 Omnibus Plan is administered by the Compensation/Nomination/Governance Committee of the Board of Directors (the "Committee") and provides for grants of a variety of incentive compensation awards, including stock options, stock appreciation rights, restricted stock awards, restricted stock units, cash incentive awards and other equity-based or equity-related awards (performance awards).

A total of 4,000,000 shares of our Class A Common Stock are reserved for issuance under the 2006 Omnibus Plan. Awards with respect to a maximum of 200,000 shares may be granted to any one participant in any fiscal year (subject to adjustment for stock distributions or stock splits). The maximum aggregate amount of cash and other property other than shares that may be paid or delivered pursuant to awards to any one participant in any fiscal year is $2 million.

On March 30, 2007, the Committee approved the 2007 Long-Term Equity-Based Compensation Program and granted awards of tandem non-qualified stock options and stock appreciation rights ("Options/SARs") to certain key employees (including executive officers) under the terms of the 2006 Omnibus Plan. The aggregate maximum number of Options/SARs granted to all participants was 380,000. The Options/SARs had an exercise price of $11.80, the closing price of the Class A common stock on the New York Stock Exchange on the date of grant, and an expiration date five years from the grant date. The Options/SARs had both time vesting and performance vesting features. On February 26, 2008 the Committee determined that the performance goals were not achieved in fiscal 2007 (related to reductions in Medicaid occupancy and maintenance of overall occupancy) and the Options/SARs expired.

On March 29, 2008, the Committee approved the 2008 Long-Term Equity-Based Compensation Program and granted Options/SARs to certain key employees (including executive officers) under the terms of the 2006 Omnibus Plan. The aggregate maximum number of Options/SARs granted to all participants was 487,500. The Options/SARs had an exercise price of $5.89, the closing price of the Class A Common Stock on the New York Stock Exchange on March 31, 2008, the first trading day after the grant date, and expire five years from the grant date. The Options/SARs had both time vesting and performance vesting features. On February 22, 2009, the Committee determined that the performance goals were not achieved in 2008 (related to private pay occupancy) and the Option/SARs expired.

On May 5, 2008, the Committee recommended and the Board of Directors approved grants of 20,000 Options/SARs to each of the eight non-management directors. The aggregate number of Options/SARs granted was 160,000. The Options/SARs vest over time and are not subject to performance vesting features. The Options/SARs become exercisable in one third increments on the first, second and third anniversaries of the grant date. Once exercisable, awards may be exercised either by purchasing shares of Class A Common Stock at the exercise price or exercising the stock appreciation right. The Committee has sole discretion to determine whether stock appreciation rights are settled in shares of Class A Common Stock, cash or a combination of shares of Class A Common Stock and cash. The Options/SARs have an exercise price of $6.42, the closing price of the Class A Common Stock on the New York Stock Exchange on May 7, 2008, the second full trading day following the May 5, 2008 release of earnings, and expire five years from the grant date.

ALC adopted FASB Statement No. 123 (revised), *Share-Based Payment* in connection with its initial grants of equity awards effective March 30, 2007. A summary of Options/SARs activity for the years ended December 31, 2008, 2007 and 2006 is presented below.

	Shares	Wtd. Avg. Exercise Price Per Share	Wtd. Avg. Remaining Contractual Term (years)	Aggregate Intrinsic Value (in thousands)
Outstanding, January 1, 2006	—	—		
Granted	—	—		
Exercised	—	—		
Expired or cancelled	—	—		
Outstanding, December 31, 2006	—	—	—	—
Exercisable, December 31, 2006	—	—	—	—
Outstanding, January 1, 2007	—	—		
Granted	380,000	$ 11.80		
Exercised	—	—		
Expired or cancelled	(60,000)	$ 11.80		
Outstanding, December 31, 2007	320,000	$ 11.80	4.3	—
Exercisable, December 31, 2007	—	—	—	—
Outstanding, January 1, 2008	320,000	$ 11.80		
Granted	647,500	$ 6.02		
Exercised	—	—		
Expired or cancelled	(320,000)	$ 11.80		
Outstanding, December 31, 2008	647,500	$ 6.02	4.3	—
Exercisable, December 31, 2008	—	—	—	—

The following table summarizes options outstanding and excercisable at December 31, 2008 and the related weighted average exercise price and remaining contractual life information:

	Options Outstanding			Options Exercisable	
Exercise Prices	Shares	Weighted Avg. Remaining Contractual Life (Years)	Weighted Avg. Exercise Price	Shares	Weighted Avg. Exercise Price
$5.89	487,500	4.25	$ 5.89	—	$ 5.89
$6.42	160,000	4.33	$ 6.42	—	$ 6.42
	647,500			—	

Options outstanding at December 31, 2008, consisted of a March 29, 2008, grant to management employees and a May 5, 2008 grant to non-employee directors. Each grant consisted of tandem stock options and stock appreciation rights ("Option/SARs") and neither grant was exercisable at December 31, 2008. The management Option/SARs had an exercise price of $5.89 per share and were to become exercisable in annual one third increments beginning March 29, 2009, if certain performance goals were met in 2008. On February 22, 2009, the Compensation/Nomination/Governance Committee of the Board of Directors of ALC determined that the performance goals related to the management Options/SARs had not been attained and these Options/SARs expired. The director Options/SARs have an exercise price of $6.42 per share and become exercisable in annual one third increments beginning May 5, 2009.

The grant of the Options/SAR's had no impact on the diluted number of shares in 2007 and increased the number of diluted shares by nine thousand in 2008. Compensation expense related to the director Options/SARs of $98,830, $0 and $0 was recorded in the years ended December 31, 2008, 2007 and 2006, respectively. Management determined it was not probable that overall occupancy goals would be achieved in 2008 or 2007. As a result, no compensation expense related to the management Options/SARs was recorded in either year. No Options/SARs were outstanding in 2006. Unrecognized compensation cost at

December 31, 2008 and 2007 was approximately $0.4 million and $0 million, respectively, and the weighted average period over which it is expected to be recognized is 2.4 years.

ALC uses the Black-Scholes option value model to estimate the fair value of stock options and similar instruments. Stock option valuation models require various assumptions, including the expected stock price volatility, risk-free interest rate, dividend yield, and forfeiture rate. In estimating the fair value of the Options/SARs granted on March 29, 2008, and May 5, 2008, ALC used a risk free rate equal to the five year U.S. Treasury yield in effect on the first business date after the grant date. The expected life of the Options/SARs (five years) was estimated using expected exercise behavior of option holders. Expected volatility was based on an ALC's Class A Common Stock volatility since it began trading on November 10, 2006 and ending on the date of grant. Because the Class A Common Stock has traded for less than the expected contractual term, an average of a peer group's historical volatility for a period equal to the Options/SARs' expected life, ending on the date of grant, was compared to the historical ALC volatility with no material difference. Forfeitures are estimated at the time of valuation and reduce expense ratably over the vesting period. Because of a lack of history, the forfeiture rate was estimated at 0 percent of the Options/SARs awarded and may be adjusted periodically based on the extent to which actual forfeitures differ, or are expected to differ, from the previous estimate. The Options/SARs have characteristics that are significantly different from those of traded options and changes in the various input assumptions can materially affect the fair value estimates. The fair value of the Options/SARs was estimated at the date of grant using the following weighted average assumptions.

	May 5, 2008	March 29, 2008	March 30, 2007
Expected life from grant date (in years)	5	5	5
Risk-free interest rate	3.15%	2.50%	5.45%
Volatility	45.8%	46.9%	53.1%
Dividend yield	—	—	—
Weighted average fair value (per share)	$ 2.83	$ 2.58	$ 6.01

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 6, 2009.

ASSISTED LIVING CONCEPTS, INC.

By: /s/ Laurie A. Bebo
Laurie A. Bebo
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
Principal Executive Officer:		
/s/ Laurie A. Bebo Laurie A. Bebo	President, Chief Executive Officer and Director	March 6, 2009
Principal Financial Officer and Principal Accounting Officer:		
/s/ John Buono John Buono	Senior Vice President, Chief Financial Officer and Treasurer	March 6, 2009
(1) Alan Bell	Director	
(1) Jesse C. Brotz	Director	
(1) Derek H.L. Buntain	Director	
(1) David J. Hennigar	Director	
(1) Malen A. Ng	Director	
(1) Melvin A. Rhinelander	Director	
(1) Charles H. Roadman II, MD	Director	
/s/ Michael J. Spector Michael J. Spector	Director	March 6, 2009

(1) Michael J. Spector, by signing his name hereto, does hereby sign and execute this report on behalf of each of the above named directors of Assisted Living Concepts, Inc. pursuant to powers of attorney executed by each such director and filed with the Securities and Exchange Commission as an exhibit to this report.

By: /s/ Michael J. Spector
Michael J. Spector, *Attorney in Fact*

March 6, 2009

EXHIBIT INDEX TO 2008 ANNUAL REPORT ON FORM 10-K

Exhibit Number	Description
2.1	Arrangement Agreement (incorporated by reference to Exhibit 2.1 to current report of Assisted Living Concepts, Inc. on Form 8-K dated November 10, 2006, File No. 001-13498)
2.2	Separation Agreement (incorporated by reference to Exhibit 2.2 to current report of Assisted Living Concepts, Inc. on Form 8-K dated November 10, 2006, File No. 001-13498)
2.2.1	Tax Allocation Agreement (incorporated by reference to Exhibit 10.2 to current report of Assisted Living Concepts, Inc. on Form 8-K dated November 10, 2006, File No. 001-13498)
2.2.2	Agreement for Payroll and Benefit Services (incorporated by reference to Exhibit 2.2.2 to Assisted Living Concepts, Inc. annual report on Form 10-K filed on March 28, 2007, File No. 001-13498)
2.2.3	Agreement for Reimbursement Services (incorporated by reference to Exhibit 10.3 to current report of Assisted Living Concepts, Inc. on Form 8-K dated November 10, 2006, File No. 001-13498)
3.1	Amended and Restated Articles of Incorporation (incorporated by reference to Exhibit 3.1 to Assisted Living Concepts, Inc. quarterly report on Form 10-Q for the quarter ended March 31, 2008, File No. 001-13498)
3.2	Amended and Restated Bylaws (incorporated by reference to Exhibit 3.2 to current report of Assisted Living Concepts, Inc. on Form 8-K dated November 10, 2006, File No. 001-13498)
4.1	Article V of the Amended and Restated Articles of Incorporation, Article II of the Amended and Restated Bylaws, and other relevant portions of Exhibits 3.1 and 3.2 above defining the rights of security holders
4.2	Credit Agreement dated as of November 10, 2006 among Assisted Living Concepts, Inc. the lenders (as defined in the Credit Agreement), and General Electric Credit Corporation (incorporated by reference to Exhibit 10.7 to current report of Assisted Living Concepts, Inc. on Form 8-K dated November 10, 2006, File No. 001-13498)
4.3	First Amendment, dated as of August 22, 2008, to Credit Agreement dated as of November 10, 2006 among Assisted Living Concepts, Inc., the lenders (as defined in the Credit Agreement), and General Electric Credit Corporation (incorporated by reference to Exhibit 10.1 to current report of Assisted Living Concepts, Inc. on Form 8-K dated August 22, 2008, File No. 001-13498)
	Pursuant to Item 601(b)(4)(iii)(A) of Regulation S-K, the registrant has omitted certain agreements with respect to long-term debt not exceeding 10% of consolidated total assets. The registrant agrees to furnish a copy of any such agreements to the Securities and Exchange Commission upon request
10.1	Separation Agreement (incorporated by reference to Exhibit 10.1 to current report of Assisted Living Concepts, Inc. on Form 8-K dated November 10, 2006, File No. 001-13498)
10.2	2006 Omnibus Incentive Compensation Plan (incorporated by reference to Exhibit 10.4 to current report of Assisted Living Concepts, Inc. on Form 8-K dated November 10, 2006, File No. 001-13498)*
10.3	Employment Agreement — Laurie A. Bebo (incorporated by reference to Exhibit 10.1 to current report of Assisted Living Concepts, Inc. on Form 8-K dated April 15, 2008, File No. 001-13498)*
10.4	Employment Agreement — John Buono (incorporated by reference to Exhibit 10.2 to current report of Assisted Living Concepts, Inc. on Form 8-K dated April 15, 2008, File No. 001-13498)*
10.5	Employment Agreement — Eric B. Fonstad (incorporated by reference to Exhibit 10.3 to current report of Assisted Living Concepts, Inc. on Form 8-K dated April 15, 2008, File No. 001-13498)*
10.6	Employment Agreement — Walter A. Levonowich (incorporated by reference to Exhibit 10.4 to current report of Assisted Living Concepts, Inc. on Form 8-K dated April 15, 2008, File No. 001-13498)*
10.6	Form of 2009 Tandem Stock Option/Stock Appreciation Rights Award Agreement (incorporated by reference to Exhibit 10.3 to current report of Assisted Living Concepts, Inc. on Form 8-K dated February 22, 2009, File No. 001-13498)*
10.7	Form of 2009 Cash Incentive Compensation Award Agreement (incorporated by reference to Exhibit 10.1 to current report of Assisted Living Concepts, Inc. on Form 8-K dated February 22, 2009, File No. 001-13498)*
10.8	Executive Retirement Program, amended and restated December 16, 2008 (incorporated by reference to Exhibit 10.4 to current report of Assisted Living Concepts, Inc. on Form 8-K dated February 22, 2009, File No. 001-13498)*
10.9	Deferred Compensation Plan, amended and restated December 16, 2008 (incorporated by reference to Exhibit 10.5 to current report of Assisted Living Concepts, Inc. on Form 8-K dated February 22, 2009, File No. 001-13498)*

10.10 Summary of Director Compensation*

10.11 Form of Director Tandem Stock Option/Stock Appreciation Rights Award Agreement (incorporated by reference to Exhibit 10.1 to current report of Assisted Living Concepts, Inc. on Form 8-K dated May 5, 2008, File No. 001-13498)*

10.12 Credit Agreement dated as of November 10, 2006 among Assisted Living Concepts, Inc. the lenders (as defined in the Credit Agreement), and General Electric Credit Corporation (incorporated by reference to Exhibit 10.7 to current report of Assisted Living Concepts, Inc. on Form 8-K dated November 10, 2006, File No. 001-13498) (Also included as Exhibit 4.2 above)

10.13 First Amendment, dated as of August 22, 2008, to Credit Agreement dated as of November 10, 2006 among Assisted Living Concepts, Inc., the lenders (as defined in the Credit Agreement), and General Electric Credit Corporation (incorporated by reference to Exhibit 10.1 to current report of Assisted Living Concepts, Inc. on Form 8-K dated August 22, 2008, File No. 001-13498) (Also included as Exhibit 4.3 above)

10.14 Form of Purchase and Sale Agreement pertaining to EHSI assisted living facilities (incorporated by reference to Exhibit 10.12 to Amendment No. 1 to Assisted Living Concepts, Inc.'s Form 10 Registration filed on July 21, 2006, File No. 001-13498)

10.15 Master Lease Agreement (I) between LTC Properties, Inc. and Texas-LTC Limited Partnership, as Lessor, and Assisted Living Concepts, Inc. and Extendicare Health Services, Inc., as Lessee, dated January 31, 2005 (incorporated by reference to Exhibit 10.5 to Assisted Living Concepts, Inc.'s Form 10 Registration Statement filed on June 7, 2006, File No. 001-13498)

10.16 Master Lease Agreement (II) between LTC Properties, Inc. as Lessor, and Assisted Living Concepts, Inc., Carriage House Assisted Living, Inc. and Extendicare Health Services, Inc., as Lessee, dated January 31, 2005 (incorporated by reference to Exhibit 10.6 to Assisted Living Concepts, Inc.'s Form 10 Registration Statement filed on June 7, 2006, File No. 001-13498)

10.17 Amended and Restated Master Lease Agreement, dated as of January 1, 2008, between subsidiaries of Assisted Living Concepts, Inc. and Ventas Realty, Limited Partnership (incorporated by reference to Exhibit 10.1 to current report of Assisted Living Concepts, Inc. on Form 8-K dated December 31, 2007, File No. 001-13498)

10.18 Guaranty of Lease dated as of January 1, 2008, by Assisted Living Concepts, Inc. for the benefit of Ventas Realty, Limited Partnership (incorporated by reference to Exhibit 10.2 to current report of Assisted Living Concepts, Inc. on Form 8-K dated December 31, 2007, File No. 001-13498)

21.1 Subsidiaries of Assisted Living Concepts, Inc.

24.1 Powers of Attorney

31.1 Certification of Chief Executive Officer pursuant to Exchange Act Rule 13a-14(a) or Rule 15d- 14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

31.2 Certification of Chief Financial Officer pursuant to Exchange Act Rule 13a-14(a) or Rule 15d- 14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1 Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.1 Information Statement of Assisted Living Concepts, Inc. dated November 10, 2006 (incorporated by reference to Exhibit 99.1 to current report of Assisted Living Concepts, Inc. on Form 8-K dated November 10, 2006, File No. 001-13498)

* Denotes management contract or executive compensation plan or arrangement required to be filed pursuant to Item 15 of Form 10-K.

Board of Directors

David J. Hennigar (E)
Chairman
Chairman of Annapolis Group Inc., High Liner Foods Incorporated and Aquarius Coatings Inc. Chairman and CEO of Landmark Global Financial Corporation. Lead trustee of Crombie Real Estate Investment Trust. Director of Scotia Investments Limited, MedX Health Corp., Natunola Health Biosciences Inc., SolutionInc Technologies Limited, and VR Interactive Corporation.

Mel Rhinelander (E)
Vice Chairman
Trustee and Chair of Extendicare Real Estate Investment Trust and director of Empire Companies Ltd. and Sobeys, Inc.

Laurie A. Bebo
President and Chief Executive Officer of Assisted Living Concepts, Inc.

Malen S. Ng (A)
Retired, as of November 2008, Chief Financial Officer of the Workplace Safety and Insurance Board of Ontario. Director of Empire Companies Ltd., Sobeys Inc. and Sunnybrook Health Sciences Centre.

Alan Bell (A), (CNG)
Corporate partner of the law firm of Bennett Jones LLP specializing in mergers and acquisitions, private and public financing and corporate governance.

Charles H. Roadman II, MD (A)
Retired President and Chief Executive Officer of the American Health Care Association and the former Surgeon General of the U.S. Air Force.

Jesse Brotz (A)
Director of Scotia Investments Limited.

Michael J. Spector (CNG), (E)
Retired Chair and Managing Partner of Quarles & Brady LLP.

Derek H.L. Buntain (A), (CNG), (E)
President of The Dundee Merchant Bank, a Cayman Islands private bank offering banking services to international clients, President and Chief Executive Officer of Dundee Offshore Services Ltd. and Chairman of the Dundee Leeds Group of Companies.

(A) Audit Committee member
(CNG) Compensation/Nominating/Governance Committee member
(E) Executive Committee member

More information about our Directors can be found in our Proxy Statement. Copies of our Audit Committee, Compensation/Nominating/Governance Committee and Executive Committee charters can be found under Corporate Documents in the Investor Relations section of our website at: www.alcco.com.

Executive Officers

Laurie A. Bebo
President and Chief Executive Officer

John Buono
Senior Vice President, Chief Financial Officer and Treasurer

Eric B. Fonstad
Senior Vice President, General Counsel and Secretary

Walter A. Levonowich
Vice President and Controller

Shareholder Information

Corporate Headquarters
Assisted Living Concepts, Inc.
W140 N8981 Lilly Road
Menomonee Falls, WI 53051
Tel: 262-257-8888
Fax: 262-251-7627
Web site: www.alcco.com

Shareholder Inquiries
John Buono
Senior Vice President, Chief Financial Officer and Treasurer
Tel: 262-257-8999
email: jbuono@alcco.com

Exchange Listing
Assisted Living Concepts, Inc. Class A common stock is listed on the New York Stock Exchange and trades under the symbol: ALC.

Transfer Agent
Computershare Shareholder Services

Questions: call: 1-781-575-4747
Email: web.queries@computershare.com
or write to:
Computershare Shareholder Services
P.O. Box 43078
Providence, RI 02940

Address for overnight delivery:
Computershare Shareholder Services
250 Royall Street
Canton, MA 02021

Annual Meeting
The Annual Meeting of stockholders of Assisted Living Concepts, Inc. is scheduled to be held on April 30, 2009, at 4:00 PM Central Time at W140 N8981 Lilly Road, Menomonee Falls, Wisconsin.

Corporate Information
The Assisted Living Concepts, Inc. Annual Report is available for viewing or printing at www.alcco.com. This web site also contains news releases, quarterly reports and other filings made with the Securities and Exchange Commission. Printed copies of the Annual Report are available upon request to: Corporate Secretary, Assisted Living Concepts, Inc., W140 N8981 Lilly Road, Menomonee Falls, WI 53051.

CEO and CFO Certifications
The Chief Executive Officer and Chief Financial Officer certifications required under Section 302 of the Sarbanes-Oxley Act have been filed as Exhibits 31.1 and 31.2 to the enclosed Assisted Living Concepts, Inc. Annual Report on Form 10-K.

Additionally, on May 16, 2008, Assisted Living Concepts, Inc.'s Chief Executive Officer filed with the New York Stock Exchange ("NYSE") an annual certification of compliance with NYSE listing standards without qualification.

Assisted Living Concepts, Inc.

W140 N8981 Lilly Road • Menomonee Falls, WI 53051
Toll Free: 888-252-5001 • Office: 262-257-8888 • Fax: 262-251-7627
www.alcco.com

